AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 10, 1997

                                                     REGISTRATION NO. 333-35573
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                        HERITAGE FINANCIAL CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       WASHINGTON                    6036                    91-1857900
     (STATE OR OTHER          (PRIMARY SICC NO.)          (I.R.S. EMPLOYER
     JURISDICTION OF                                   IDENTIFICATION NUMBER)
    INCORPORATION OR
      ORGANIZATION)

                               ----------------

                              201 5TH AVENUE S.W.
                           OLYMPIA, WASHINGTON 98501
                                (360) 943-1500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               DONALD V. RHODES
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        HERITAGE FINANCIAL CORPORATION
                              201 5TH AVENUE S.W.
                           OLYMPIA, WASHINGTON 98501
                                (360) 943-1500
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                         COPIES OF COMMUNICATIONS TO:

                           J. JAMES GALLAGHER, ESQ.
                           SANDRA L. GALLAGHER, ESQ.
                      GORDON, THOMAS, HONEYWELL, MALANCA,
                          PETERSON & DAHEIM, P.L.L.C.
                        1201 PACIFIC AVENUE, SUITE 2200
                           TACOMA, WASHINGTON 98402
                                (253) 572-5050

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

PROSPECTUS

                     HERITAGE FINANCIAL CORPORATION [LOGO]

                  (HOLDING COMPANY FOR HERITAGE SAVINGS BANK)
         UP TO 8,477,075 SHARES OF COMMON STOCK (ANTICIPATED MAXIMUM)
                               $10.00 PER SHARE

  Heritage Financial Corporation (the "Company"), a Washington corporation, is offering up to 8,477,075 shares (which may be increased to 9,748,636 shares under certain circumstances described below) of its common

                                                  (continued on following page)

  FOR ADDITIONAL INFORMATION ON HOW TO SUBSCRIBE FOR COMMON STOCK, PLEASE CALL THE STOCK INFORMATION CENTER AT (360) 705-9190.

  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY EACH PROSPECTIVE INVESTOR, SEE "RISK FACTORS" BEGINNING ON PAGE 14.

                                ---------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE  COMMISSION  ("SEC"),  THE  FEDERAL DEPOSIT INSURANCE CORPORATION
  ("FDIC"), THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM ("FEDERAL
   RESERVE")  OR  ANY  OTHER  FEDERAL  AGENCY  OR  ANY  STATE  SECURITIES
    COMMISSION   OR   OTHER  STATE  AGENCY,   INCLUDING  THE  WASHINGTON
     DEPARTMENT  OF  FINANCIAL  INSTITUTIONS,  DIVISION  OF  BANKS (THE
      "DIVISION"),  NOR HAS THE SEC, THE FDIC,  THE FEDERAL RESERVE OR
       ANY  OTHER AGENCY OR ANY STATE SECURITIES COMMISSION OR  OTHER
        STATE  AGENCY  PASSED  UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS.  ANY  REPRESENTATION  TO  THE  CONTRARY  IS  A
                                CRIMINAL OFFENSE.

THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS, MAY LOSE
    VALUE  AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT  AGENCY,
      NOR ARE THEY INSURED OR GUARANTEED BY THE COMPANY OR THE BANK.

===============================================================================
                                              ESTIMATED FEES,
                                               UNDERWRITING
                                PURCHASE   COMMISSIONS AND OTHER ESTIMATED NET
                                PRICE(1)        EXPENSES(2)       PROCEEDS(3)
------------------------------------------------------------------------------
Minimum Per Share............  $     10.00      $     0.25        $      9.75
------------------------------------------------------------------------------
Midpoint Per Share...........  $     10.00      $     0.24        $      9.76
------------------------------------------------------------------------------
Maximum Per Share............  $     10.00      $     0.22        $      9.78
------------------------------------------------------------------------------
Maximum Per Share, as
 adjusted(4).................  $     10.00      $     0.21        $      9.79
------------------------------------------------------------------------------
Minimum Total................  $42,500,000      $1,070,000        $41,430,000
------------------------------------------------------------------------------
Midpoint Total...............  $50,000,000      $1,180,000        $48,820,000
------------------------------------------------------------------------------
Maximum Total................  $57,500,000      $1,290,000        $56,210,000
------------------------------------------------------------------------------
Maximum Total, as
 adjusted(4).................  $66,125,000      $1,417,000        $64,708,000
===============================================================================

(1) Based upon the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range as hereinafter defined, respectively, determined in accordance with an independent appraisal prepared by RP Financial, LC. ("RP Financial"). Does not include shares of Common Stock to be issued to Minority Stockholders in the Exchange.
(2) Consists of the estimated costs to the Company and the Bank to be incurred in connection with the Conversion, including estimated fixed expenses of $460,000 and marketing fees to be paid to the Agent in connection with the Offerings, which are estimated to be $720,000 at the midpoint of the Valuation Price Range, as hereinafter defined. See "The Conversion-- Marketing Arrangements." The actual fees and expenses may vary substantially from the estimates. See "Pro Forma Data." The fees paid to the Agent may be deemed to be underwriting fees. See "The Conversion-- Marketing Arrangements" for information relating to indemnification of the Agent.
(3) Actual net proceeds may vary substantially from estimated amounts depending on the number of shares sold in the Offerings and other factors. Includes the proposed purchase of shares of Conversion Stock by the ESOP which will be funded by a loan to the ESOP from the Company. See "Capitalization" and "Pro Forma Data."
(4) Gives effect to an increase in the number of shares which could occur without a resolicitation of subscribers or any right of cancellation of stock orders due to an increase in the Valuation Price Range of up to 15% above the maximum of the Valuation Price Range to reflect regulatory considerations and changes in market and financial conditions following commencement of the Offerings. See "The Conversion--Stock Pricing and Number of Shares to be Issued."

                                ---------------
                            [RYAN, BECK & CO. LOGO]
                                ---------------

            The date of this Prospectus is November   , 1997.

(continued from previous page)

stock, no par value per share (the "Common Stock" or "Company Common Stock"), in connection with the conversion and reorganization (the "Conversion") of Heritage Financial Corporation, MHC (the "Mutual Holding Company" or "MHC") from a state chartered mutual holding company to a Washington stock corporation. Heritage Savings Bank, a Washington stock savings bank ("Heritage Bank" or the "Bank") is a 66.31% owned subsidiary of the MHC. The Conversion will cause the Bank to become a wholly owned subsidiary of the Company and will be effected pursuant to a Plan of Conversion and Reorganization (the "Plan of Conversion" or "Plan"). At June 30, 1997, the Mutual Holding Company held $120,000 in assets, in addition to 1,200,000 shares of common stock, par value $1.00 per share, of the Bank ("Bank Common Stock"). The remaining 609,616 shares, or approximately 33.69% of the Bank Common Stock (the "Minority Shares"), are owned by members of the public, including the Bank's employees, directors, and existing Employee Stock Ownership Plan ("ESOP") (together, the "Minority Stockholders"). The Minority Shares, as of consummation of the Conversion (the "Effective Time"), will be exchanged for Company Common Stock.

  THE OFFERINGS. Pursuant to the Plan, nontransferable subscription rights to subscribe for up to 5,750,000 shares (subject to adjustment up to 6,612,500 shares) of Common Stock (the "Conversion Stock") have been granted to certain depositors and borrowers of the Bank as of specified record dates (the "Subscription Offering"). In order of priority, the Subscription Offering is being made to (i) depositors with $50.00 or more on deposit at the Bank as of June 30, 1996 ("Eligible Account Holders"); (ii) the Bank's ESOP, a tax qualified employee benefit plan; (iii) depositors with $50.00 or more on deposit at the Bank as of September 30, 1997 ("Supplemental Eligible Account Holders"); and (iv) depositors of the Bank as of October 24, 1997 ("Voting Record Date") other than Eligible Account Holders and Supplemental Eligible Account Holders, and borrowers with loans outstanding on July 21, 1993 which continue to be outstanding as of October 24, 1997 ("Other Members").

  Commencing concurrently with the Subscription Offering, the Company is offering the shares of Conversion Stock not subscribed for in the Subscription Offering in order of priority to (i) the Minority Stockholders as of October 24, 1997 who are not Eligible Account Holders, Supplemental Eligible Account Holders or Other Members ("Minority Stockholders' Offering") and (ii) to certain members of the general public to whom a copy of this Prospectus is delivered by or on behalf of the Company (the "Community Offering"). The Mutual Holding Company and the Bank have determined that the Bank's local community consists of the counties of Thurston, Mason, Pierce, King, Snohomish, Kitsap and Grays Harbor in the State of Washington (the "Local Community"). In the Community Offering, a preference may be given to stock orders from natural persons who are residents of the Local Community. It is anticipated that shares of Conversion Stock not subscribed for in the Subscription, Minority Stockholders' and Community Offerings, will be offered on a best efforts basis by a selling group of broker-dealers to members of the general public to whom a copy of this Prospectus is delivered by or on behalf of the Company (the "Syndicated Community Offering"). The Subscription Offering, Minority Stockholders' Offering, Community Offering and any Syndicated Community Offering are referred to collectively as the "Offerings." The Company reserves the right, in its absolute discretion, to accept or reject, in whole or in part, any or all stock orders in the Minority Stockholders' Offering, Community Offering or Syndicated Community Offering either at the time of receipt of an order or as soon as practicable following the termination of the Offerings. If an order is rejected in part, the subscriber does not have the right to cancel the remainder of the order. Purchase of shares of Conversion Stock in the Offerings are subject to limitations. See "The Conversion--Limitations on Purchases and Ownership of Shares."

  The Company and the Bank have engaged Ryan Beck & Co., Inc. (hereinafter referred to as "Ryan Beck" or the "Agent") to consult with and advise them in the Conversion, and the Agent has agreed to use its best efforts to assist in the sale of Conversion Stock in the Offerings and to manage any Syndicated Community Offering. The Agent is not obligated to take or purchase any shares of Common Stock in the Offerings. See "The Conversion--Marketing Arrangements."

(continued from previous page)

  THE SUBSCRIPTION OFFERING WILL EXPIRE AT 10:00 A.M., PACIFIC TIME, ON
 , 1997 ("EXPIRATION DATE"), UNLESS EXTENDED BY THE COMPANY FOR UP TO    DAYS
TO       , 1997. THE COMMUNITY OFFERING AND MINORITY STOCKHOLDERS' OFFERING
ARE ALSO EXPECTED TO TERMINATE AT NOON, PACIFIC TIME, ON      , 1997, BUT MAY
BE EXTENDED. If the Conversion is not consummated within 45 days after the last day of the Subscription Offering (which may conclude no later than
 , 1997) and the Company elects to extend the Offerings, with the approval of the Division, if necessary, subscribers will be notified in writing of the time period within which they must notify the Company of any intention to increase, decrease or rescind stock orders. If an affirmative response to any such resolicitation is not received by the Company, a subscriber's stock order will be rescinded and subscription funds will be returned promptly, together with interest from the date such funds were received by the Company, and all withdrawal authorizations from deposit accounts at the Bank will be terminated. If the Offerings are not extended or, in any event, if the
Conversion is not consummated by       , 1997, all stock orders will be
rescinded, funds returned and withdrawal authorizations terminated, as described above.

  THE EXCHANGE. In addition to the Offerings, each share of Bank Common Stock held by the Mutual Holding Company will be canceled and each share of Bank Common Stock held by the Minority Stockholders will be converted into shares of Common Stock (the "Exchange Shares") pursuant to a ratio (the "Exchange Ratio") that will result in the Minority Stockholders owning in the aggregate approximately 32.17% of the Company (the "Exchange"), before giving effect to certain items, including any shares of Conversion Stock purchased by such Minority Stockholders in the Offerings. The dilution of Minority Stockholder ownership interest from the 33.69% current ownership interest in the Bank to an approximate 32.17% ownership interest in the Company reflects a policy of the FDIC requiring the Exchange Ratio to be adjusted downward to reflect the aggregate amount of Bank Common Stock dividends waived by the MHC and certain assets held by the MHC. The Exchange Ratio is expected to be between 3.3064 and 4.4734, resulting in a range of between 2,015,664 and 2,727,075 Exchange Shares to be issued in the Conversion (which may be increased to 3,136,136 shares, as described below). THE ACTUAL EXCHANGE RATIO WILL BE BASED ON THE NUMBER OF SHARES OF CONVERSION STOCK SOLD IN THE OFFERINGS AND THE MINORITY STOCKHOLDERS' PERCENTAGE OWNERSHIP INTEREST IN THE BANK IMMEDIATELY PRIOR TO THE EFFECTIVE TIME. THE EXCHANGE RATIO IS NOT DEPENDENT ON THE MARKET VALUE OF THE MINORITY SHARES. SEE "SUMMARY--THE EXCHANGE RATIO."

  INDEPENDENT VALUATION. Pursuant to applicable Washington law and regulations of the FDIC, the offering of Conversion Stock in the Offerings is required to be based on an independent valuation of the pro forma market value of the Bank and the Mutual Holding Company. RP Financial prepared an independent appraisal which states that the aggregate pro forma market value of the Bank, inclusive of the sale in the Offerings of the MHC's ownership interest in the Bank was $73,713,696 at the midpoint as of the October 10, 1997 update of the original August 15, 1997 appraisal (the "Appraisal"). The Appraisal was multiplied by 67.83%, which is the Mutual Holding Company's percentage ownership interest in the Bank as adjusted upward from the actual interest of 66.31% to reflect $1,230,000 of dividends declared by the Bank and waived by the Mutual Holding Company and the $120,000 in assets, other than Bank Common Stock, held by the MHC. The resulting amount, $50,000,000, is the midpoint of the dollar amount of Conversion Stock to be offered in the Offerings. The minimum and maximum of the offering range were set at 15% below and above the midpoint, respectively, resulting in an offering range of $42,500,000 to $57,500,000 (the "Valuation Price Range") of Conversion Stock. The Boards of Directors of the Company and the Bank determined that the Conversion Stock would be sold at $10.00 per share (the "Purchase Price"), resulting in a range of 4,250,000 to 5,750,000 shares of Conversion Stock being offered.

  THE 8,477,075 SHARES OF COMMON STOCK OFFERED HEREBY (SUBJECT TO ADJUSTMENT UP TO 9,748,636 SHARES AS DESCRIBED HEREIN) INCLUDE UP TO 5,750,000 SHARES OF CONVERSION STOCK AND UP TO 2,727,075 SHARES OF EXCHANGE SHARES. The Valuation Price Range, and therefore the number of shares offered, may be increased or decreased prior to completion of the Conversion to reflect regulatory considerations and changes in market and economic conditions. In any case, however, through the Exchange Ratio, the Conversion Stock and the Exchange

(continued from previous page)

Shares will represent approximately 67.83% and 32.17%, respectively, of Common Stock outstanding. See "The Conversion--Stock Pricing and Number of Shares to be Issued."

  No resolicitation of subscribers will be made and subscribers will not be permitted to modify or cancel their subscriptions unless (i) the gross proceeds from the sale of the Conversion Stock are less than the minimum or more than 15% above the maximum of the current Valuation Price Range or (ii)
the Offerings are extended beyond     .

  PURCHASE LIMITATIONS AND OWNERSHIP LIMITATION. The Plan sets forth purchase limitations applicable to the Offerings. The minimum stock order is 25 shares. Except for the ESOP, which is expected to purchase 2% of the Conversion Stock sold, no person (or persons through a single subscription right), together with any associate or group of persons acting in concert, may subscribe for more than $250,000 in all categories of the Offerings combined. In addition to these purchase limitations, no person, together with any associate or group of persons acting in concert may, upon completion of the Conversion, own more than 2% of the Common Stock outstanding. This ownership limitation pertains to the aggregate of Conversion Stock purchased and Exchange Shares received by the subscriber. Notwithstanding the foregoing, no Minority Stockholder will be required to dispose of Minority Shares if, without purchasing Conversion Stock, the Exchange will result in ownership of in excess of 2% of the Common Stock. The purchase limitations and ownership limitation may be changed at the discretion of the Company, as described herein. See "The Conversion-- Limitations on Purchases and Ownership of Shares."

  REQUIRED APPROVALS. The consummation of the Conversion is subject to the receipt of regulatory approvals from the Division, the FDIC and the Federal Reserve, the ratification by members of the MHC and the approval of the Minority Stockholders of the Bank in the manner set forth herein. See "The Conversion--General."

  MARKET FOR COMMON STOCK. The Company has received conditional approval to have the Common Stock quoted on the National Association of Securities Dealers Automated Quotation ("Nasdaq") National Market under the symbol "HFWA." One of the requirements for initial quotation of the Common Stock on the Nasdaq National Market is that there be at least three market makers for the Common Stock. Ryan Beck has agreed to act as a market maker for the Company's Common Stock following completion of the Conversion. While the Company anticipates that prior to completion of the Conversion it will be able to obtain the commitment from at least two other broker-dealers to act as market makers for the Common Stock, there can be no assurance there will be three or more market makers for the Common Stock. Additionally, there can be no assurance that an active and liquid trading market for the Common Stock will develop, or, if developed, be maintained. The Minority Shares, which will be exchanged for Common Stock, are not traded on any exchange and there is currently no established trading market for them. See "Risk Factors--Absence of Prior Market for the Common Stock."

                      [MAP SHOWS LOCATION OF THE COMPANY'S
                 OFFICES IN THURSTON, MASON AND PIERCE COUNTIES IN
                             THE STATE OF WASHINGTON]

THE CONVERSION IS CONTINGENT UPON THE RECEIPT OF ALL REQUIRED REGULATORY APPROVALS, RATIFICATION BY MEMBERS OF THE MHC, APPROVAL BY THE STOCKHOLDERS OF THE BANK, AND THE SALE OF AT LEAST THE MINIMUM NUMBER OF SHARES OFFERED PURSUANT TO THE PLAN.

  THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS, MAY LOSE VALUE AND ARE NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY, NOR ARE THEY INSURED OR GUARANTEED BY THE COMPANY OR THE BANK.

                                    SUMMARY

  The information set forth below should be read in conjunction with and is qualified in its entirety by, the more detailed information and Consolidated Financial Statements (including the Notes thereto) presented elsewhere in this Prospectus. The purchase of Common Stock is subject to certain risks. This Prospectus contains certain forward-looking statements within the meaning of the federal securities laws. Actual results and timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

HERITAGE FINANCIAL CORPORATION

  The Company is a Washington corporation organized in August 1997 at the direction of the Bank to hold all of the capital stock of the Bank upon consummation of the Conversion. The Company has not engaged in any significant business to date. Upon completion of the Conversion, the Company will be regulated by the Federal Reserve. The Company has filed an application with the Federal Reserve Bank of San Francisco to become a bank holding company and for approval to acquire the Bank. Immediately following the Conversion, the only significant assets of the Company will be the capital stock of the Bank, a portion of the net proceeds of the Offerings and a note receivable from the ESOP evidencing a loan from the Company to fund the purchase of Conversion Stock by the Bank's ESOP. See "Use of Proceeds." Management believes that the holding company structure and proceeds of the Offerings can facilitate possible future acquisitions of other financial institutions, such as commercial banks or savings institutions, or branches of other financial institutions and thereby further expansion in existing and new market areas. The holding company structure will also provide increased flexibility to the Company to diversify into a variety of banking-related activities and to repurchase its stock. There are no present plans, arrangements, agreements, or understandings, written or oral, regarding any such acquisitions, activities or repurchases.

  The main office of the Company is located at 201 5th Avenue S.W., Olympia, Washington 98501 and its telephone number is (360) 943-1500.

HERITAGE BANK

  The Bank was established in 1927 and has maintained its headquarters in Olympia, Thurston County, Washington (the state capital) continuously since that date and currently serves Thurston, Pierce and Mason Counties in the South Puget Sound region of Washington as its primary market area. In 1992, the Bank converted from a federally chartered mutual savings bank to a state chartered mutual savings bank. In connection with the organization of the Mutual Holding Company in 1994 (the "MHC Reorganization"), the Bank merged into an interim institution formed as a subsidiary of the Mutual Holding Company, thereby becoming a stock savings bank and a subsidiary of the Mutual Holding Company. The Bank sold approximately 33.3% of its shares of common stock to the general public and to an ESOP in connection with the MHC Reorganization. The MHC was issued the remaining 66.7%. Stock options exercised by Minority Stockholders have increased total outstanding shares to 1,809,616 at June 30, 1997.

  The Bank is regulated by the Division as its primary state regulator and by the FDIC as its primary federal regulator. The Bank's deposits have been federally insured since 1935 by the FDIC (under the Savings Association Insurance Fund ("SAIF")) and its predecessor, the Federal Savings and Loan Insurance Corporation. The Bank has been a member of the Federal Home Loan Bank ("FHLB") System since 1932. At

June 30, 1997, the Bank had total assets of $242.2 million, total deposits of $209.8 million and stockholders' equity of $27.7 million, or 11.44% of total assets, on a consolidated basis.

  The Bank traditionally has offered a variety of savings products and originated one- to four-family mortgage loans (principally for sale in the secondary market) and, to a lesser extent, multifamily, commercial real estate and construction loans. Beginning in fiscal 1994, the Bank began to implement a growth strategy which is intended to broaden its products and services from traditional thrift products and services to those more closely related to commercial banking. That strategy entails:

  .  Geographic and Product Expansion

  .  Loan Portfolio Diversification

  .  Development of Relationship Banking

  .  Maintenance of Asset Quality

  The Bank's strategy to date has resulted in the following changes in the Bank's operations.

  Geographic and Product Expansion. Since the end of fiscal 1994, the Bank has doubled its number of offices, to ten full service locations. New branches were opened in the West Olympia and Indian Summer areas of Thurston County in fiscal 1995, and an office was opened in Lakewood, Pierce County, in fiscal 1996. In October 1996, an office was established in Tacoma, Pierce County, and the tenth office was opened, in downtown Tacoma, in the spring of 1997. During the last four years, the Bank has constructed new buildings in Lacey, Thurston County, and Shelton, Mason County, to replace existing branch buildings and to better serve customers in these markets. The Bank has installed Automated Teller Machines at six of its offices. The Bank intends to continue its growth strategy on a basis it considers prudent. The number and timing of future branch openings will depend on various factors, including maintaining an infrastructure to accommodate growth, targeting promising market areas, and, in the case of acquisitions of financial institutions or branches, identifying favorable opportunities.

  Concurrent with geographic expansion, the Bank has (i) developed business checking accounts and commercial lending products and other services for businesses and high net worth individuals; (ii) introduced Visa debit and credit cards; (iii) installed an automated voice response system for customer account inquiries and (iv) developed products to assist realtors and potential borrowers to obtain information about loan programs and qualifications. To accommodate new products and to improve internal operating and reporting, the Bank converted to a new data processing system with a data service bureau and installed a personal computer network.

  Loan Portfolio Diversification. Since initiating its expansion activities, total loans increased to $208.2 million at June 30, 1997 from $130.4 million at June 30, 1993. During this period, the Bank targeted growth in commercial loans, taking advantage of market opportunities and the higher interest rates and shorter terms of such loans relative to residential mortgage loans. As a result, commercial loans increased to $39.4 million, or 18.95% of total loans, from $1.2 million, or 0.92% of total loans, at June 30, 1993. One- to four-family residential loans increased in amounts outstanding but decreased to 49.68% from 56.29% of total loans, and multifamily and commercial real estate loans similarly increased in amounts outstanding while decreasing to 24.60% from 30.97% of total loans during that period. Most of the Bank's commercial business loans are collateralized by real estate, but repayment is expected from a source other than operation or sale of the real estate. See "Business of the Bank--Lending Activities."

  Development of Relationship Banking. In fiscal 1994, the Bank initiated efforts to develop a business banking department under the direction of a senior officer with commercial banking experience in Thurston County. The new department concentrated its efforts on development of expanded lending and deposit relationships with existing and new customers of the Bank in Thurston and Mason counties. In June 1996, the Bank hired a former south Puget Sound Regional Manager for a large commercial bank. The management addition was made for the purpose of enhancing the Bank's relationship banking capacity and to establish a commercial banking presence in Pierce County. Since that time, the Bank has also hired six additional lending officers who have experience lending to small businesses and individuals in the Pierce County market. While the banking market is very competitive, recent mergers of regional commercial banks with significant presence in the Bank's principal market areas have, in management's view, provided a greater opportunity for community banks to fill a personal service niche which the Bank believes has been created by the mergers. Management believes that the Bank can develop a larger market share in the Pierce County market, while continuing to expand in the Thurston and Mason County markets, by delivering efficient and personalized banking service and developing relationships with small businesses and high net worth individuals who are seeking a relationship with a responsive, service oriented provider of financial services and products.

  Maintenance of Asset Quality. While pursuing its growth strategy, the Bank will continue its policy of seeking to employ consistent underwriting and loan monitoring procedures, in order to maintain asset quality. The Bank's loan portfolio grew 59.6% between June 30, 1993 and June 30, 1997. Nonperforming loans remained less than $436,000 during the four year period, as did total nonperforming assets. At June 30, 1997, nonperforming loans constituted 0.06% of the Bank's total loans and the allowance for loan losses to nonperforming loans was 2069.17%. See "Business of the Bank--Delinquencies and Nonperforming Assets."

  The Bank conducts business from its main office located at 201 5th Avenue S.W., Olympia, Washington 98501 and its nine branch offices located in Thurston, Pierce and Mason Counties of Washington. The Bank's telephone number is (360) 943-1500.

THE MUTUAL HOLDING COMPANY

  The MHC is a Washington chartered mutual holding company which was incorporated in January 1994, in connection with the MHC Reorganization. The Mutual Holding Company's only significant assets are approximately 66.31% of the outstanding shares of Bank Common Stock and $120,000 in cash. Subsequent to the MHC Reorganization, the Mutual Holding Company has engaged in no significant activity other than holding the Bank Common Stock. Accordingly, the information set forth in this Prospectus includes the Mutual Holding Company but relates primarily to the Bank and its subsidiary. The Consolidated Financial Statements reflect only the financial condition and results of operations of the Bank and its subsidiaries.

THE CONVERSION AND THE OFFERINGS

  On July 1, 1997, the Boards of Directors of the Bank and the Mutual Holding Company adopted the Plan, which was subsequently amended. In August 1997 the Bank incorporated the Company under Washington law as a wholly-owned subsidiary of the Bank. Pursuant to the Plan, (i) the Mutual Holding Company will convert from the mutual to stock form of organization and simultaneously merge into the Bank, with the Bank being the surviving institution, and the shares of Bank Common Stock currently held by the Mutual Holding Company will be canceled and
(ii) the Bank will then merge with an interim bank ("Interim"), with the Bank being the surviving institution and becoming a wholly-owned subsidiary of the Company.

  Consummation of the Conversion is conditioned upon: (i) approval of the Plan by the Division; (ii) the nonobjection of the FDIC; (iii) approval by the Federal Reserve of the Company's acquisition of the Bank; (iv) approval of the Plan by at least a majority of the total number of votes eligible to be cast by members of the Mutual Holding Company; (v) approval of the Plan by a majority of the votes cast by the Minority Stockholders; and (vi) successful completion of the Offerings. Special Meetings of Members of the Mutual Holding Company and stockholders of the Bank, called for the purpose of submitting the Plan for
approval, will be held on       , 1997 (the "Special Meetings"). It is possible
that there could be a significant delay in the completion of the Conversion as a result of, among other things, delays in receiving approval by the Division or the Federal Reserve, or a notice of nonobjection to the Conversion from the FDIC, or by difficulty in completing the Offerings due to market conditions. See "Risk Factors--Risk of Delayed Offering."

  The Board of Directors of the Bank believes that the Conversion offers a number of advantages which will be important to the future growth and performance of the Bank. The Conversion is intended to: (i) provide substantially increased capital to expand the operations of the Bank; (ii) improve future access to capital markets; (iii) enhance the Company's and the Bank's ability to expand directly or through mergers and acquisitions and to diversify operations into new business activities (although there are no specific agreements, arrangements or understandings, written or oral, regarding any such mergers or diversified activities); and (iv) afford customers and others the opportunity to become stockholders of the Company and thereby participate more directly in any future growth of the Company and the Bank. Additionally, by converting to the stock holding company form of organization, the Company will be structured in the form used by many commercial banks and business entities and a growing number of savings institutions.

  The Company is offering up to 5,750,000 (or 6,612,500 if the Valuation Price Range is increased by 15%) shares of Conversion Stock at $10.00 per share to holders of subscription rights in the following order of priority: (i) Eligible Account Holders; (ii) the Bank's ESOP; (iii) Supplemental Eligible Account Holders; and (iv) Other Members. In the event the number of shares offered in the Conversion is increased above the maximum of the Valuation Price Range, the Bank's ESOP shall have a second priority right, after Eligible Account Holders, to purchase any such shares exceeding the maximum of the Valuation Price Range up to an aggregate of 2% of the Conversion Stock sold in the Offerings. Concurrently, and subject to the prior rights of holders of subscription rights, any shares of Conversion Stock not subscribed for in the Subscription Offering are being offered by the Company, in order of priority, in (i) the Minority Stockholders' Offering to Minority Stockholders and (ii) in the Community Offering to certain members of the general public. Preference may be given in the Community Offering to natural persons who are permanent residents of the Local Community. The Bank has engaged Ryan Beck to consult with and advise the Company and the Bank in the Offerings and Ryan Beck has agreed to use its best efforts to assist the Company in the sale of Conversion Stock in the Offerings. Ryan Beck is not obligated to take or purchase any shares of Conversion Stock in the Offerings. If all shares of Conversion Stock are not sold through the Subscription, Minority Stockholders', and Community Offerings, then the Company expects to offer the remaining shares to the general public in a Syndicated Community Offering managed by Ryan Beck. All shares of Conversion Stock will be sold at the $10.00 Purchase Price per share in the Offerings. See "Use Of Proceeds," "Pro Forma Data" and "The Conversion--Stock Pricing and Number of Shares to be Issued."

  The Subscription Offering will expire at Noon, Pacific Time, on          ,
unless extended by the Bank and the Company. The Minority Stockholders' Offering, Community Offering and Syndicated Community Offering may terminate on
the same date, however in no event later than       , 1997, unless extended
pursuant to regulatory approval. See "The Conversion."

  Depositors and other prospective investors are encouraged to read this Prospectus carefully. An investment in the Common Stock must be made pursuant to each investor's own evaluation of his or her best interests.

EFFECTS OF THE EXCHANGE ON MINORITY STOCKHOLDERS

  The following are effects of the Conversion on Minority Stockholders, assuming that at the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range, one Minority Share will be exchanged for 3.3064, 3.8899, 4.4734 and 5.1444 shares of Common Stock, respectively. See "Pro Forma Data."

  Effect of the Exchange on Stockholders' Equity Per Share. The Conversion will increase the stockholders' equity per share of Minority Stockholders. At June 30, 1997, stockholders' equity was $15.31 for each share of the Bank Common Stock outstanding, including shares held by the Mutual Holding Company. Based on the pro forma information set forth in "Pro Forma Data" assuming the sale of 5,000,000 shares of Conversion Stock at the midpoint of the Valuation Price Range, at June 30, 1997, the pro forma stockholders' equity per share of Common Stock was $10.20, and the pro forma stockholders' equity for the aggregate number of Exchange

Shares to be received for each Minority Share was $39.68. The pro forma stockholders' equity at June 30, 1997 for the aggregate number of Exchange Shares to be received for each Minority Share was $35.87, $43.44 and $47.79 at the minimum, maximum, and adjusted maximum of the Valuation Price Range.

  Effect of the Exchange on Earnings Per Share. The Conversion will also affect Minority Stockholders' pro forma earnings per share. For the year ended June 30, 1997, the earnings per share was $1.26 for each share of the Bank Common Stock outstanding, including shares held by the Mutual Holding Company. Based on the pro forma information set forth in "Pro Forma Data," assuming the sale of 5,000,000 shares of Common Stock at the midpoint of the Valuation Price Range, the pro forma earnings per share of Common Stock was $0.59 for such period, and the pro forma earnings for the aggregate number of Exchange Shares to be received for each Minority Share was $2.30. For the year ended June 30, 1997, the pro forma earnings per share for the aggregate number of Exchange Shares to be received for each Minority Share was $2.12, $2.46 and $2.62 at the minimum, maximum, and adjusted maximum of the Valuation Price Range.

  Effect of the Exchange on Market Value. The aggregate number of Exchange Shares to be received for each Minority Share will have a calculated estimated value of $33.06, $38.90, $44.73 and $51.44 at the minimum, midpoint, maximum and adjusted maximum of the Valuation Price Range based on the $10.00 Purchase Price of the Conversion Stock. The most recent known stock trade of Minority Shares preceding the date of this Prospectus was August 8, 1997 at a price of $18.00.

PROSPECTUS DELIVERY AND PROCEDURE FOR PURCHASING SHARES

  To ensure that each purchaser receives a Prospectus at least 48 hours prior to the Expiration Date, Prospectuses may not be mailed later than five days prior to such date or be hand delivered later than two days prior to such date. Order forms may only be distributed with a Prospectus. Execution of a stock order form will confirm receipt or delivery of the Prospectus. The Company will not be required to accept orders submitted on photocopied or telecopied stock order forms. Payment in full by check, bank draft, money order, or withdrawal authorization from any existing certificate of deposit or other deposit account at the Bank must accompany each stock order form. The Bank is prohibited from lending funds for the purchase of the Conversion Stock. See "The Conversion-- Procedure for Purchasing Shares in Offerings."

  To help ensure that each prospective purchaser is properly identified as to such person's stock purchase priority and to assist in stock allocation in the event of oversubscription, depositors as of the Eligibility Record Date and Supplemental Eligibility Record Date must list on the order form all Bank deposit accounts as of the applicable date, giving all account holders names for each account number. Failure to list all accounts may result in the subscriber's loss of subscription rights.

PURCHASE LIMITATIONS AND OWNERSHIP LIMITATION

  The Plan sets forth purchase limitations applicable to the Offerings. The minimum stock order is 25 shares. Except for the ESOP, which is expected to purchase 2% of the Conversion Stock sold, no person (or persons through a single subscription right), together with any associate or group of persons acting in concert, may subscribe for more than $250,000 in all categories of the Offerings combined. In addition to these purchase limitations, no person, together with any associate or group of persons acting in concert may, upon completion of the Conversion, own more than 2% of the Common Stock outstanding. This ownership limitation pertains to the aggregate of Conversion Stock purchased and Exchange Shares received by the subscriber. Notwithstanding the foregoing, no Minority Stockholder will be required to dispose of Minority Shares if, without purchasing Conversion Stock, the Exchange will result in ownership of in excess of 2% of the Common Stock. The purchase limitations and ownership limitation may be changed at the discretion of the Company, as described herein. See "The Conversion--Limitations on Purchases and Ownership of Shares".

STOCK PRICING AND NUMBER OF SHARES TO BE ISSUED IN THE CONVERSION

  Pursuant to applicable Washington law and regulations of the FDIC, the offering of Conversion Stock in the Offerings is required to be based on an independent valuation of the pro forma market value of the Bank and the Mutual Holding Company. RP Financial prepared an independent appraisal, which states that the aggregate pro forma market value of the Bank and the Mutual Holding Company, inclusive of the sale of an approximate 67.83% ownership interest in the Offerings, was $73,713,696 at the midpoint as of the October 10, 1997 update of the original August 15, 1997 Appraisal. The Appraisal was multiplied by 67.83%, which is the Mutual Holding Company's percentage ownership interest in the Bank as adjusted upward from the actual interest of 66.31% to reflect $1,230,000 of dividends declared by the Bank and waived by the Mutual Holding Company and the $120,000 in assets held by the MHC. The resulting amount, $50,000,000, is the midpoint of the dollar amount of Conversion Stock to be offered in the Offerings. The minimum and maximum of the offering range were set at 15% below and above the midpoint, respectively, resulting in an offering range of $42,500,000 to $57,500,000 of Conversion Stock. The Boards of Directors of the Company and the Bank determined that the Conversion Stock would be sold at $10.00 per share Purchase Price, resulting in a range of 4,250,000 to 5,750,000 shares of Conversion Stock being offered. The $10.00 Purchase Price in the Offerings is a uniform price for all subscribers, including the Bank's Board of Directors, its management and ESOP. See "The Conversion--Stock Pricing and Number of Shares to be Issued."

  THE APPRAISAL IS BASED ON A NUMBER OF FACTORS AND IS NOT INTENDED AND SHOULD NOT BE CONSTRUED AS A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF PURCHASING CONVERSION STOCK NOR CAN ASSURANCE BE GIVEN THAT PURCHASERS OF THE CONVERSION STOCK OR RECIPIENTS OF THE EXCHANGE SHARES WILL BE ABLE TO SELL SUCH SHARES AFTER THE CONVERSION AT A PRICE THAT IS EQUAL TO OR ABOVE THE PURCHASE PRICE. Further, the pro forma stockholders' equity reflected in "Pro Forma Data" is not intended to represent the fair market value of the Common Stock and may be greater than amounts that would be available for distribution to stockholders in the event of liquidation.

  If necessary, depending on regulatory considerations and changes in market and financial conditions or material changes in the financial condition or performance of the Bank, the Valuation Price Range may be revised based on an updated Appraisal prepared by RP Financial and approved by applicable regulatory agencies. The actual number of shares of Conversion Stock sold must be supported by a final Appraisal. No resolicitation of subscribers will be made and subscribers will not be permitted to modify or cancel their subscriptions unless the gross proceeds from the sale of the Conversion Stock are less than the minimum or more than 15% above the maximum of the current
Valuation Price Range or the Offerings are extended beyond         .

THE EXCHANGE RATIO

  The Bank and the Mutual Holding Company must demonstrate to the satisfaction of the Division and the FDIC that the basis for the Exchange is fair and reasonable. The Boards of Directors of the Bank and the Company have determined that each Minority Share will, on the Effective Time, be converted into Exchange Shares through the Exchange Ratio. The Exchange Ratio ensures that Minority Stockholders will own approximately the same aggregate percentage of the outstanding Common Stock (which will consist of Conversion Stock plus Exchange Shares) as they own of the outstanding Bank Common Stock immediately prior to the Effective Time. The Minority Stockholders, however, will experience a dilution in ownership interest, from a 33.69% current ownership interest in the Bank to an approximately 32.17% interest in the Company. This is because the FDIC requires that the Exchange Ratio be adjusted downward to reflect the aggregate amount of Bank Common Stock dividends waived by the Mutual Holding Company and the amount of assets other than Bank Common Stock held by the Mutual Holding Company. See "The Conversion--The Exchange."

  Based on the 609,616 Minority Shares outstanding at June 30, 1997, the Exchange Ratio is expected to be within a range of 2,015,664 to 2,727,075 Exchange Shares for the Minority Shares outstanding immediately prior to the Effective Time. See "The Conversion--Stock Pricing and Number of Shares to be Issued."

  The following table sets forth, based upon the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range: (i) the total number of shares of Conversion Stock and Exchange Shares to be issued in the Conversion;
(ii) the percentage of the total Common Stock represented by the Conversion Stock and the Exchange Shares; and (iii) the Exchange Ratio. The table assumes that there is no cash paid in lieu of issuing fractional Exchange Shares.

                         CONVERSION STOCK   EXCHANGE SHARES   TOTAL SHARES
                          TO BE ISSUED(1)   TO BE ISSUED(1)     OF COMMON
                         ----------------- -----------------  STOCK TO BE     EXCHANGE
                          AMOUNT   PERCENT  AMOUNT   PERCENT  OUTSTANDING      RATIO
                         --------- ------- --------- -------  ------------    --------
Minimum................. 4,250,000  67.83% 2,015,664  32.17%    6,265,664     3.3064
Midpoint................ 5,000,000  67.83  2,371,369  32.17     7,371,369     3.8899
Maximum................. 5,750,000  67.83  2,727,075  32.17     8,477,075     4.4734
15% above maximum ...... 6,612,500  67.83  3,136,136  32.17     9,748,636     5.1444

--------

(1) Assumes that outstanding exercisable options to purchase 42,717 shares of Bank Common Stock at June 30, 1997 are not exercised prior to consummation of the Conversion. Assuming that all of such options are exercised prior to such consummation, the percentages represented by the Conversion Stock and the Exchange Shares would amount to 66.40% and 33.60% respectively, and the Exchange Ratio would amount to 3.2968, 3.8786, 4.4604 and 5.1294 at the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range, respectively.

  THE ACTUAL EXCHANGE RATIO IS NOT DEPENDENT ON THE MARKET VALUE OF MINORITY SHARES. IT WILL BE CALCULATED BASED UPON THE NUMBER OF SHARES OF CONVERSION STOCK SOLD IN THE OFFERINGS AND THE MINORITY STOCKHOLDERS' PERCENTAGE OWNERSHIP INTEREST IN THE BANK IMMEDIATELY PRIOR TO THE EFFECTIVE TIME. THE EXCHANGE RATIO IS NOT DEPENDENT ON THE MARKET VALUE OF THE MINORITY SHARES.

RESTRICTIONS ON TRANSFER OF SUBSCRIPTION RIGHTS AND SHARES

  No person may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or to transfer the shares of Conversion Stock to be issued upon their exercise. Each person exercising subscription rights will be required to certify that a purchase of Conversion Stock is solely for the purchaser's own account and that there is no agreement or understanding regarding the sale or transfer of such shares. The Company and the Bank will pursue any and all legal and equitable remedies in the event they become aware of the transfer of subscription rights and will not honor subscriptions known by them to involve the transfer of such rights.

  Following the Conversion there generally will be no restrictions on the transfer or sale of shares by purchasers other than affiliates of the Company and the Bank. See "Supervision and Regulation--Federal Securities Laws" and "The Conversion--Restrictions on Transferability by Directors and Officers and NASD Members."

BENEFITS OF THE CONVERSION TO MANAGEMENT

  ESOP. The Bank currently has an ESOP, a tax-qualified employee benefit plan for officers and employees of the Company and the Bank, which intends to purchase 2% of the Conversion Shares. The ESOP owned 21,763 shares of Bank Common Stock at June 30, 1997, all of which were allocated to participants' accounts. For additional information concerning the ESOP, see "Management-- Benefits--Employee Stock Ownership Plan," "Risk Factors--Possible Dilutive Effects of Benefit Plans" and "--New Expenses Associated with ESOP and MRP."

  MRP. The Company intends to seek stockholder approval of a Management Recognition Plan and Trust ("MRP") at a meeting of stockholders occurring no earlier than six months following consummation of the Conversion. The MRP, which will be funded with a number of shares of Common Stock equal to up to 1% of the number of shares of Conversion Stock issued in the Conversion, is a non-tax-qualified restricted stock plan intended for the benefit of key employees and directors of the Company and the Bank. If stockholder approval of the MRP is obtained, it is expected that shares of Common Stock of the Company will be awarded at no cost to such recipients. For additional information concerning the MRP and shares intended to be awarded thereunder, see "Management-- Benefits--Management Recognition Plan," "Risk Factors--Possible Dilutive Effects to Benefit Plans" and "--New Expenses Associated with ESOP and MRP."

  Stock Option Plan. The Company intends to seek stockholder approval of a stock option plan ("1998 Stock Option Plan"), which will reserve a number of shares of Common Stock equal to up to 10% of the number of shares of Conversion Stock in the Conversion, at a meeting of stockholders occurring no earlier than six months following consummation of the Conversion. If stockholder approval of the 1998 Stock Option Plan is obtained, it is expected that options to acquire up to 575,000 shares of Common Stock will be awarded to key employees and directors of the Company and the Bank (based on the issuance of the maximum of the Valuation Price Range). The exercise price of such options will be 100% of the fair market value of the Common Stock on the date the option is granted. Options granted to officers and directors are valuable only to the extent that such options are exercisable and the market price for the underlying share of Common Stock is in excess of the exercise price. An option effectively eliminates the market risk of holding the underlying security since no consideration is paid for the option until it is exercised and, therefore, the recipient may, within the limits of the term of the option wait to exercise the option until such time as the market price exceeds the exercise price. For additional information concerning the 1998 Stock Option Plan and options intended to be granted thereunder, see "Management--Benefits--1998 Stock Option Plan" and "Risk Factors--Possible Dilutive Effects of Benefit Plans."

  Employment and Severance Agreements. Effective October 1, 1997, the Company entered into an employment agreement with Mr. Donald V. Rhodes, the Chief Executive Officer of the Company and the Bank, for a term which initially expires on March 14, 2001 and renews annually thereafter unless terminated by either the Company or Mr. Rhodes. The Agreement provides for a base annual salary of $174,000. The Bank has also entered into severance agreements with Messrs. John D. Parry and Brian L. Vance, both Executive Vice Presidents, and with a total of 7 additional key members of management. The agreement with Mr. Rhodes provides that he will be entitled to compensation for up to three years (up to $522,000 based on his current salary) in the event of a change in control of the Bank or the Company and two years (up to $348,000 based on his current salary) in certain other circumstances. The agreements with Messrs. Parry and Vance provide that each will be entitled to compensation for up to two years (up to $204,000 each based on their current salaries) in the event of a change in control of the Bank or the Company. The agreements with the additional officers provide that each will be entitled to compensation for one year in the event of a change in control of the Bank or the Company (an aggregate amount of $455,200 based on their current salaries). Thus, the employment and severance agreements would require an aggregate payment to management of up to $1,385,200 in the event of a change in control of the Bank or the Company, based on current salaries. See "Management--Executive Compensation--Employment and Severance Agreements."

  For information concerning the possible voting control of officers, directors and employees following the Conversion, see "Risk Factors--Voting Power of Directors and Executive Officers."

USE OF PROCEEDS

  Depending upon the number of shares sold and the expenses of the Conversion, net proceeds from the sale of the Conversion Stock are estimated to range from $41.4 million to $56.2 million (or $64.7 million if the Valuation Price Range is increased by 15%). See "Pro Forma Data." After giving effect to the proposed purchase of shares by the ESOP and MRP, the Company plans to contribute to the Bank 50% of the net proceeds and retain the remaining net proceeds. This would result in the Company retaining approximately $24.4 million of net proceeds (50% of $48.8 million) based on the issuance of 5,000,000 shares at the midpoint of the Valuation Price Range.

  Because shares of Conversion Stock may be purchased in the Offerings by Bank customers using funds on deposit at the Bank, the net amount of funds available to the Bank following the Offerings will be reduced to the extent that shares are purchased with funds on deposit. Net proceeds contributed to the Bank will increase the Bank's capital. The Bank will use the funds contributed to it for general corporate purposes, including increased lending, possible purchase of loan participations, and investment in securities of the type currently held by the Bank. In addition, depending on the level of market interest rates following consummation of the Conversion, the Bank may use a portion of the proceeds to retire any outstanding FHLB advances.

  A portion of the net proceeds retained by the Company will be used for a loan by the Company to the Bank's ESOP to fund the ESOP's purchase of shares in the Offerings. The remaining net proceeds will initially be invested primarily in U.S. Government and agency securities and other investment securities of the type currently held by the Bank. Such proceeds will be available for additional contributions to the Bank in the form of debt or equity, to support future internal growth of the Bank and the Company, for possible future acquisitions of financial institutions or branches, as a source of dividends to the stockholders of the Company, and for future repurchases of Common Stock to the extent permitted under applicable law and regulations. Currently, as discussed below under "Use of Proceeds," there are no specific plans, arrangements, agreements or understandings, written or oral, regarding any such acquisitions or repurchases.

MARKET FOR COMMON STOCK

  The Company has received conditional approval to have the Common Stock listed on the Nasdaq National Market under the symbol "HFWA." Ryan Beck has agreed to act as a market maker for the Company's Common Stock following consummation of the Conversion. No assurance can be given that an active and liquid trading market for the Common Stock will develop, or, if developed, be maintained. Further, no assurance can be given that purchasers will be able to sell their shares at or above the Purchase Price after the Conversion. See "Risk Factors-- Absence of Prior Market for the Common Stock" and "Market for Common Stock."

DIVIDENDS

  The Board of Directors of the Company intends to declare cash dividends on the Common Stock commencing with the first full quarter following consummation of the Conversion. The initial quarterly dividend expected to be paid to shareholders of the Company will be in an amount of $0.030, $0.026, $0.022 and $0.019 per share at the minimum, midpoint, maximum and 15% above the Valuation Price Range, respectively. For Minority Stockholders the initial quarterly dividend is expected to equate to $0.40, annually, based upon the expected Exchange Ratio of 3.3064, 3.8899, 4.4734 and 5.1444 at the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range, respectively. However, no assurances can be given as to the amount of a dividend or that a dividend will be paid, or if paid, that the dividend will not be reduced or eliminated in future periods. See "Dividend Policy," "The Conversion--Effects of Conversion to Stock Form on Depositors and Borrowers of the Bank" and "Supervision and Regulation--The Company."

DISSENTERS' RIGHTS

  The Plan of Conversion provides that stockholders of the Bank have the right to dissent from the mergers of the Bank with the MHC and with an interim bank formed to facilitate the Conversion, with the Bank as the surviving entity in each merger, and, subject to certain conditions, to receive payment of the "value" of their shares of Bank Common Stock, as provided in the Revised Code of Washington, Chapter 32.34. See "The Conversion--The Exchange" and "-- Dissenters' Rights."

RISK FACTORS

  See "Risk Factors" for a discussion of certain risks that should be considered by all prospective investors.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The following table sets forth selected consolidated financial and other data of the Bank at the dates and for the periods indicated. This information is derived from and is qualified in its entirety by reference to the detailed information and Consolidated Financial Statements and Notes thereto presented elsewhere in this Prospectus.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                    FOR THE YEARS ENDED JUNE 30
                         -----------------------------------------------------
                           1993       1994       1995       1996       1997
                         ---------  ---------  ---------  ---------  ---------
                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATIONS DATA:
 Net interest income.... $   6,363  $   6,788  $   8,227  $   8,332  $   9,512
 Provision for loan
  losses................       926        --         --         --        (270)
 Noninterest income.....     4,648      4,019      3,040      4,298      3,347
 Noninterest
  expense(1)............     6,178      7,421      7,425      8,422     11,105
 Federal income tax
  expense (benefit).....     2,061      1,154      1,308      1,435       (245)
 Net income.............     1,846      2,232      2,534      2,773      2,269
 Earnings per share(2)..      N.A.  $    0.35  $    1.41  $    1.54  $    1.26
PERFORMANCE RATIOS:
 Net interest
  spread(3).............      3.35%      3.45%      4.14%      3.84%      4.06%
 Net interest
  margin(4).............      3.72       3.83       4.57       4.31       4.50
 Efficiency ratio(1)....     56.11      68.67      65.90      66.68      77.89
 Return on average
  assets................      1.03       1.18       1.30       1.31       0.99
 Return on average
  equity................     15.11      13.05      11.67      11.38       8.62
                                            AT JUNE 30
                         -----------------------------------------------------
                           1993       1994       1995       1996       1997
                         ---------  ---------  ---------  ---------  ---------
                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
 Total assets........... $ 179,236  $ 194,102  $ 204,897  $ 222,052  $ 242,164
 Loans receivable, net..   121,356    123,258    150,526    161,744    199,118
 Loans held for sale....     7,435      4,110      5,944      5,286      6,323
 Deposits...............   153,266    165,922    174,797    191,119    209,781
 FHLB advances..........       --         --         --         --         890
 Other borrowed funds...     7,174      4,100      3,252        --         --
 Stockholders' equity... $  12,863  $  20,662  $  23,065  $  25,633  $  27,714
 Book value per share...      N.A.  $   11.48  $   12.78  $   14.20  $   15.31
 Equity to assets
  ratio.................      7.18%     10.64%     11.26%     11.54%     11.44%
ASSET QUALITY RATIOS:
 Nonperforming loans to
  loans.................      0.07%      0.07%      0.06%      0.03%      0.06%
 Allowance for loan
  losses to loans.......      1.27       1.32       1.09       1.11       1.32
 Allowance for loan
  losses to
  nonperforming loans...  1,709.28   1,776.04   1,791.67   3,672.55   2,069.17
 Nonperforming assets to
  total assets..........      0.14       0.05       0.05       0.02       0.05
OTHER DATA:
 Number of full service
  banking offices.......         5          5          7          8         10
 Number of full-time
  equivalent employees..        98        119        116        136        145

--------
(1) The efficiency ratio is recurring noninterest expense divided by the sum of net interest income and noninterest income. The Bank paid a one-time deposit assessment of $1.1 million to the FDIC, Savings Association Insurance Fund in November 1996 which was excluded from the calculation of the efficiency ratio for 1997.
(2) The Bank became a stock bank as of January 31, 1994. Per share data prior to 1994 is not applicable. The earnings per share data for 1994 is calculated using only the earnings for the five months ended June 30, 1994. Weighted average number of shares of Bank Common Stock outstanding during the years ended June 30, 1994, 1995, 1996 and 1997 were 1,800,000
    1,800,000, 1,805,166 and 1,807,910, respectively.
(3) Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(4) Net interest margin is net interest income divided by average interest earning assets.

                              RECENT DEVELOPMENTS

  The following table sets forth selected consolidated financial and other data at the dates and for the periods indicated. The data at September 30, 1997, and for the three months ended September 30, 1997 and 1996, are unaudited and, in the opinion of management, contain all adjustments (none of which were other than normal recurring entries) necessary for a fair presentation of the results for such unaudited periods. The selected operations data for the three months ended September 30, 1997 are not necessarily indicative of the results of operations for the entire fiscal year. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto presented elsewhere in this Prospectus.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                 FOR THE THREE MONTHS
                                                  ENDED SEPTEMBER 30,
                                          -----------------------------------
                                                1996               1997
                                          ---------------   -----------------
                                             (DOLLARS IN THOUSANDS, EXCEPT
                                                    PER SHARE DATA)
OPERATIONS DATA:
 Net interest income....................         $ 2,213        $ 2,645
 Provision for loan losses..............              --             30
 Noninterest income.....................             867            893
 Noninterest expense....................           3,414          2,563
 Federal income tax expense (benefit)...          (1,051)           335
 Net income.............................             717            610
 Earnings per share.....................          $ 0.40        $  0.34
PERFORMANCE RATIOS:(1)
 Net interest spread(2).................            3.83%          4.22%
 Net interest margin(3).................            4.30%          4.70%
 Efficiency ratio(4)....................           75.49%         72.44%
 Return on average assets...............            1.28%          1.00%
 Return on average equity...............           11.23%          8.87%
                                            AT JUNE 30,     AT SEPTEMBER 30,
                                               1997                1997
                                          --------------    ----------------
                                            (DOLLARS IN THOUSANDS, EXCEPT
                                                    PER SHARE DATA)
BALANCE SHEET DATA:
 Total assets...........................        $242,164       $248,704
 Loans receivable, net..................         199,188        202,028
 Loans held for sale....................           6,323          5,451
 Deposits...............................         209,781        216,948
 FHLB advances..........................             890             --
 Other borrowed funds...................              --             --
 Stockholders' equity...................          27,714         28,324
 Book value per share...................        $  15.31       $  15.65
 Equity to assets ratio.................           11.44%         11.39%
ASSET QUALITY RATIO:
 Nonperforming loans to loans...........            0.06%          0.23%
 Allowance for loan losses to loans.....            1.32           1.32
 Allowance for loan losses to
  nonperforming loans...................        2,069.17         564.37
 Nonperforming assets to total assets...            0.05           0.20
OTHER DATA:
 Number of full service banking
  offices...............................              10             10
 Number of full-time equivalent
  employees.............................             145            145

--------
(1) On an annualized basis, except for calculation of the efficiency ratio.

(2) Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.

(3) Net interest margin is net interest income divided by average interest earning assets.

(4) The efficiency ratio is recurring noninterest expense divided by the sum of net interest income and noninterest income, excluding nonrecurring items. The Bank accrued a one-time deposit assessment of $1.1 million to the Savings Association Insurance Fund in September 1996 which was excluded from the calculation of the efficiency ratio for the three months ended September 30, 1996.

NONPERFORMING ASSETS AND DELINQUENCIES

  At September 30, 1997, the Bank had $493,000 of loans accounted for on a nonaccrual basis ($344,000 in single family mortgage loans and $149,000 in an undeveloped land loan) compared to $133,000 at June 30, 1997. At September 30, 1997 and June 30, 1997, the Bank had no accruing loans which were contractually past due 90 days or more, no restructured loans and no real estate owned.

  The allowance for loan losses was $2.8 million at September 30, 1997 and June 30, 1997. There were no charge-offs and no recoveries for the three months ended September 30, 1997.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

  Net Income. Net income for the three months ended September 30, 1997, was $610,000, or $0.34 per share, compared to $717,000, or $0.40 per share, for the three months ended September 30, 1996. During the quarter ended September 30, 1996, based on recent legislation the Bank accrued $1.1 million for a one-time special assessment by the FDIC on all SAIF-insured institutions to recapitalize the SAIF deposit insurance fund. The Bank also reversed a $938,000 deferred tax liability related to the potential recapture of the pre-1988 additions to the tax bad debt reserve. Excluding the impact of these two nonrecurring items, net income for the three months ended September 30, 1996, would have been $498,000, or $0.28 per share. Thus, on a comparable fully taxed basis, net income in the first quarter of 1997 increased by $112,000, or $0.06 per share. The increase in net income on such a comparable basis was primarily attributable to an increase in net interest income partially offset by an increase in noninterest expense.

  Net Interest Income. Net interest income increased $431,000, or 19.5%, to $2.6 million for the three months ended September 30, 1997, compared to $2.2 million for the three months ended September 30, 1996. The increase was primarily due to a $19.4 million, or 9.4%, increase in the average balance of earning assets resulting from a $37.3 million increase in the average balance of loans and a decline in other interest earning assets.

  Net interest margin for the three months ended September 30, 1997 increased to 4.70% from 4.30% for the same period in 1996. The increase in margin was attributable to growth in assets and a shift from lower yielding investments, interest earning deposits and mortgage-backed securities into higher yielding loans, particularly commercial loans, coupled with a decrease in the average cost of interest bearing deposits, particularly certificates of deposit.

  Provisions for Loan Losses. The provision for loan losses for the three months ended September 30, 1997 was $30,000. There was no provision for loan losses during the same period in 1996. The allowance for loan losses at September 30, 1997 and June 30, 1997 was $2.8 million, or 1.32% of loans. At September 30, 1997, management deemed the allowance for loan losses adequate to cover reasonably foreseeable losses in the Bank's loan portfolio.

  Noninterest Income. There was no significant change in total noninterest income in the period ended September 30, 1997, compared with the same period in 1996. In August 1997, the Bank recognized income of $36,000 from a settlement with a title company concerning a boundary line adjustment at the Bank's Spanaway branch. Service charges on deposits increased $12,000, or 10.6%, due to growth in business and personal checking accounts. Gains on sales of loans decreased $34,000, or 5.9%, due to a lower volume of mortgage loans sold in the 1997 quarter.

  Noninterest Expense. Excluding the impact of the $1.1 million one-time SAIF assessment which the Bank accrued in September 1996, noninterest expense increased $238,000, or 10.2%, for the three months ended September 30, 1997, compared with the same period in 1996. The increase was attributable to the Bank's expansion of its branch network in Pierce County and the continued development of the Bank's relationship banking capacity. Salaries and employee benefits increased $157,000, or 11.9%, $81,000 of which resulted from the hiring of two additional experienced commercial lending officers in Pierce County and three branch staff for the two new Pierce County branches (80th and Pacific Branch opened in October 1996 and Pierce County Business Banking Center opened in April 1997). The remaining increase in salaries and employee benefits was primarily the result of lower capitalized loan costs during the three months ended September 30, 1997, due to a lower volume of mortgage loans originated. Occupancy expense increased $49,000, or 13.2%, as a result of the operating costs of the two Pierce County branch facilities opened after September 1996. FDIC premiums and special assessments decreased $1.2 million, or 97.4%, due to the absence of the nonrecurring $1.1 million special SAIF assessment mentioned above. Excluding this special assessment, FDIC premiums decreased $78,000, or 71.4%, as the FDIC reduced the Bank's federal deposit insurance premiums from 0.23% (on an annualized basis) of insured deposits for the quarter ended September 30, 1996, to 0.06% of insured deposits for the quarter ended September 30, 1997.

  Income Taxes. Provision for federal income taxes was $335,000 for the three months ended September 30, 1997, compared to a federal income tax benefit of $1.1 million for the three months ended September 30, 1996. The federal income tax benefit for the 1996 quarter reflects the reversal of the $938,000 deferred tax liability mentioned above and the impact of the $1.1 million special SAIF assessment.

                                 RISK FACTORS

  Before investing in shares of the Common Stock offered hereby, prospective investors should carefully consider the matters presented below, in addition to matters discussed elsewhere in this Prospectus.

RISKS OF PURSUING GROWTH STRATEGY

  The Bank's ability to pursue its growth strategy successfully is significantly dependent upon generating an increasing volume of loans and deposits, through internal growth or by acquisitions of banks or branches, at acceptable risk levels and upon acceptable terms. The Bank has expanded its loans to $208.2 million at June 30, 1997, from $130.4 million at June 30, 1993, an increase of 59.6%. During that same period, the commercial loan portfolio increased to $39.4 million from $1.2 million, and the Bank's full service offices increased to ten from five. Commercial loans generally involve a higher level of credit risk than do residential loans and many of the commercial loans, though granted to customers known to officers of the Bank, are relatively unseasoned since they have been on the books of the Bank for a short period of time. There can be no assurance that it will not incur significant credit losses in the future. Heritage Bank is continuing to emphasize its established mortgage banking business of originating and selling residential mortgage loans while broadening its products and services to those more closely related to commercial banking. There can be no assurance of the Bank's ability to sustain income derived from its mortgage banking business at recent levels or to increase such income.

  Moreover, there can be no assurance that the Bank will be successful in expanding its asset base and fee income to a level acceptable to management and in managing the costs and implementation risks associated with its growth strategy, identifying and acquiring attractive banks or branches on terms favorable to the Bank, integrating such acquisitions, or preventing deposit erosion at acquired institutions or branches. Acquisitions and branching by the Company or the Bank will also be subject to regulatory approvals and there can be no assurance that the Company or the Bank will succeed in securing such approvals. The Bank's ability to pursue its growth strategy also may be adversely affected by general economic conditions. See "Business of the Bank-- General" and "--Competition."

IMPORTANCE OF MORTGAGE BANKING OPERATIONS

  Mortgage banking activities significantly influence the Bank's results of operations. The Bank's mortgage banking operations involve the origination and sale of mortgage loans primarily for the purpose of generating income. The profitability of mortgage banking operations depends primarily on managing the volume of loan originations and sales and the expenses associated with loan originations so that gains on the sale of loans together with any recurring fee income exceeds the costs of this activity. Changes in the level of interest rates and the condition of the local and national economies affect the amount of loans originated by the Bank and demanded by investors to whom the loans are sold. Generally, the Bank's loan origination and sale activity and, therefore, its results of operations, may be adversely affected by an increasing interest rate environment to the extent such environment results in decreased loan demand by borrowers and/or investors. Accordingly, the volume of loan originations and the profitability of this activity can vary significantly from period to period. During the years ended June 30, 1996 and 1997, the Bank's single family mortgage originations totaled $140.1 million and $104.2 million, respectively. In addition, the Bank's results of operations are affected by the amount of noninterest expenses associated with mortgage banking activities, such as compensation and benefits, occupancy and equipment expenses, and other operating expenses. During periods of reduced loan demand, the Bank's results of operations may be adversely affected to the extent that it is unable to reduce expenses commensurate with the decline in loan originations. During the years ended June 30, 1996 and 1997, the Bank's net gains on sales of loans were $3.0 million and $2.0 million, respectively. In comparison, the Bank's pre-tax income for these periods was $4.2 million and $2.0 million, respectively.

HIGH OVERHEAD EXPENSES

  Competition in the banking industry has led many banks to focus on expense reduction as a method of increasing stockholder returns. The Bank, however, has embarked on a growth strategy as a method of increasing profitability. That strategy has involved incurring substantial expenses concentrated in: (i) personnel hired in anticipation of growth and expanded market share; (ii) maintaining the Bank's mortgage origination capacity while mortgage origination volumes have fluctuated; (iii) facilities expansion; and
(iv) upgrading of data processing capabilities. As a result of pursuing its growth strategy and emphasis on personal service, the Bank's expense ratios are higher than those of many similarly sized banking companies. At June 30, 1997, the Bank's efficiency ratio was 77.89%, and there can be no assurance that it will decline to the levels of certain of the Bank's more efficient competitors, many of whom are following strategies different from those of the Bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Failure by the Bank to improve its efficiency ratio over time could adversely affect the value of the Common Stock.

EXPANSION OF NONRESIDENTIAL LENDING

  The Bank has changed the relative concentration of its loan portfolio in recent years. One- to four-family permanent residential loans decreased to 49.68% of total loans at June 30, 1997 from 56.29% of total loans at June 30, 1993. During that same time commercial business loans increased to 18.95% of total loans from 0.92% of total loans. At June 30, 1997, $104.8 million, or 50.3%, of the Bank's total loan portfolio consisted of loans other than one- to four-family permanent residential loans. Included among these other loans are multi-family and commercial real estate, construction, commercial and consumer loans. Although such loans typically have higher yields than one- to four-family residential loans, such loans are typically more sensitive to economic conditions, involve higher concentrations of investment in a single borrower or project (with the exception of consumer loans) are more difficult to monitor and carry a higher level of credit risk than do permanent residential loans. There can be no assurance that the Bank's attempt to address these risks by utilizing conservative underwriting procedures, requiring real estate as collateral for most commercial business loans, and limiting its out-of-area loans and its multi-family and commercial construction loans will be successful. See "Business of the Bank--Lending Activities."

POTENTIAL ADVERSE IMPACT OF CHANGES IN INTEREST RATES

  The financial condition and operations of the Bank, and of financial institutions in general, are influenced significantly by general economic conditions, by the related monetary and fiscal policies of the federal government and by the regulations of the Division and the FDIC. Deposit flows and the cost of funds are influenced by interest rates of competing investments and general market rates of interest. Lending activities are affected by the demand for mortgage financing and for consumer and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and by other factors affecting the supply of housing and the availability of funds. The Bank's profitability is dependent to a large extent on its net interest income, which is the difference between the interest income received from its interest earning assets and the interest expense incurred in connection with its interest bearing liabilities. The Bank is vulnerable to an increase in interest rates to the extent that its interest earning assets have longer effective maturities than its interest bearing liabilities. Under such circumstances, material and prolonged increases in interest rates generally would adversely affect net interest income, while material and prolonged decreases in interest rates generally would have a favorable effect on net interest income. See "Management's Discussion and Analysis of Financial Condition and Result of Operations--Asset/Liability Management."

  Changes in the level of interest rates also affect the amount of other loans originated by the Bank and, thus, the amount of loan and commitment fees, as well as the value of the Bank's investment securities and other interest earning assets. Decreases in rates may result in borrower prepayments, subjecting the Bank to reinvestment risk. Moreover, volatility in interest rates also can result in disintermediation, or the flow of funds away from savings institutions into direct investments, such as U.S. Government and corporate securities and other investment vehicles which, because of the absence of federal insurance premiums and reserve requirements, generally pay higher rates of return than insured savings institutions.

COMPETITION

  The Bank's strategy involves the significant expansion of the Bank throughout its principal market areas in the South Puget Sound region of Washington. During the past several years, substantial consolidation among financial institutions in Washington has occurred. The Bank anticipates a continuation of the consolidation trend in Washington. Many other financial institutions, most of which have greater resources than the Bank, compete with the Bank for banking business in the Bank's market area. Among the advantages of some of these institutions are their superior technological resources, and their ability to make larger loans, finance extensive advertising campaigns, access international money markets and allocate their investment assets to regions of highest yield and demand. The Bank does not have a significant market share of the deposit-taking or lending activities in the areas in which it conducts operations. There can be no assurance that the Bank will be able to compete effectively in this competitive environment in the future. The Bank also faces deposit competition from securities firms, mortgage bankers, insurance companies and other investment vehicles such as mutual funds. See "Business of the Bank--Competition."

ANTI-TAKEOVER PROVISIONS

  Provisions in the Company's Governing Instruments and Washington Law. Certain provisions included in the Company's Articles of Incorporation and in the Washington Business Corporation Act will assist the Company in maintaining its independence as a separate, publicly owned corporation. These provisions may discourage potential takeover attempts, particularly those which have not been negotiated with the Board of Directors. As a result, these provisions may preclude takeover attempts which certain stockholders may deem to be in their interest and perpetuate existing management. These provisions include, among other things, a provision limiting voting rights of beneficial owners of more than 10% of the Common Stock. In addition, the Articles of Incorporation provide for the election of directors to staggered terms of three years and for their removal without cause only upon the vote of holders of 66 2/3% of the outstanding voting shares and provisions for approval of certain business combinations. The Articles of Incorporation also contain provisions regarding the timing and content of stockholder proposals and nominations. Certain provisions of the Articles of Incorporation of the Company cannot be amended by stockholders unless an 66 2/3% stockholder vote is obtained. The Board of Directors believes that these provisions are in the best interest of the Company and its stockholders.

  Policy of Independence. Potential investors should not invest with the expectation that the Company or the Bank may be merged into or its assets sold to another company in the foreseeable future. The Board of Directors of the Company believes it is in the long-term best interest of the Company and its stockholders to remain independent and the Board has adopted a statement of policy that the Company intends to remain independent for the foreseeable future. See "Restrictions on Acquisition of the Company and the Bank."

  A payment to certain key members of management of the Company would be required pursuant to employment and severance agreements, in the event of a change in control of the Bank or the Company. See "Summary--Benefits of the Conversion to Management--Employment and Severance Agreements" and "Management--Employment and Severance Agreements."

GEOGRAPHIC CONCENTRATION

  Substantially all of the Bank's loans are collateralized by real estate located in the Puget Sound region of Washington. The Bank's growth and profitability are dependent upon economic conditions in the region. Unfavorable changes in economic conditions affecting the region, such as in the aerospace, natural resources or software industries, or significant decline in foreign trade or in the large military base presence in the area may have an adverse impact on the risk of loss associated with the loan portfolio and on operations of the Company in general.

VOTING POWER OF DIRECTORS AND EXECUTIVE OFFICERS

  Directors and executive officers of the Company (11 persons), at June 30, 1997, beneficially owned 159,103 shares (including 33,216 unexercised stock options exercisable within 60 days under the existing 1994 and 1997 Stock Option Plans), or 8.6%, of the outstanding Bank Common Stock on a fully diluted basis. Based on their anticipated purchases of Conversion Stock at the midpoint of the Valuation Price Range, they expect to hold approximately 576,682 shares, or 7.8%, of the shares of Common Stock outstanding upon consummation of the Conversion (excluding 129,206 unexercised stock options exercisable within 60 days). See "Conversion Stock to be Purchased by Management Pursuant to Subscription Rights" and "Management--Beneficial Ownership of Bank Common Stock."

  Directors and officers are also expected to control the voting of approximately 2% of the shares of Common Stock issued in the Conversion through the ESOP. Under the terms of the ESOP, the unallocated shares will be voted by the ESOP trustees in the same proportion as the votes cast by participants with respect to the allocated shares. At a meeting of stockholders to be held no earlier than six months following the consummation of the Conversion, the Company intends to seek stockholder approval of the Company's MRP. Assuming the receipt of stockholder approval, the Company expects to acquire Common Stock on behalf of the MRP in an amount equal to 1% of the Conversion Stock, or 57,500 shares at the maximum of the Valuation Price Range. These shares will be acquired either through open market purchases or from authorized but unissued Common Stock. Under the terms of the MRP, the MRP committee or the MRP trustees will have the power to vote unallocated and unvested shares in the same proportion as they receive instructions from recipients with respect to allocated shares which have not been earned and distributed. The trustees will not vote allocated shares which have not been distributed if they do not receive instructions from the recipient. The Company intends to reserve for future issuance pursuant to the 1998 Stock Option Plan a number of authorized shares of Common Stock equal to up to 10% of the Conversion Stock issued in the Conversion (575,000 shares at the maximum of the Valuation Price Range) and to seek stockholder approval of the 1998 Stock Option Plan at a meeting of stockholders to be held no earlier than six months following consummation of the Conversion. Consequently, assuming (1) the receipt of stockholder approval for the MRP and the 1998 Stock Option Plan, (ii) the open market purchase of shares on behalf of the MRP, (iii) the purchase by the ESOP of 2% of the Conversion Stock sold in the Offerings, and (iv) the exercise of stock options equal to 10% of the number of shares of Common Stock issued in the Conversion, directors, officers and employees of the Holding Company and the Bank would have voting control on a fully diluted basis of 21.5% of the Common Stock, based on the issuance of the maximum of the Valuation Price Range. Management's potential voting control could, together with additional stockholder support, preclude or make more difficult takeover attempts that certain stockholders deem to be in their best interest and may tend to perpetuate existing management.

NEW EXPENSES ASSOCIATED WITH ESOP AND MRP

  The Company will recognize additional material employee compensation and benefit expenses as a result of the ESOP's purchase of Conversion Stock in the Offerings and the expected subsequent implementation of the MRP. The actual aggregate amount of these new expenses cannot be currently predicted because applicable accounting practices require that they be based on the fair market value of the shares of Common Stock when the expenses are recognized, which would occur when shares are committed to be released in the case of the ESOP and over the vesting period of awards made to recipients in the case of the MRP. These expenses have been reflected in the pro forma financial information under "Pro Forma Data" assuming the Purchase Price ($10.00 per share) as fair market value. Actual expenses, however, will be based on the fair market value of the Common Stock at the time of recognition, which may be higher or lower than the Purchase Price.

EXPECTED LOWER RETURN ON EQUITY AFTER THE CONVERSION

  As a result of the Conversion, stockholders' equity will be substantially increased. The increase in equity is likely to adversely affect the Company's ability to maintain a return on average equity (net income divided by average stockholders' equity) at historical levels, absent a corresponding increase in net income. There can be no assurance that the Company will be able to increase net income in future periods in amounts commensurate with the increase in equity resulting from the Conversion. "Management--Benefits-- Employee Stock Ownership Plan" and "--Management Recognition Plan."

POSSIBLE DILUTIVE EFFECTS OF BENEFIT PLANS

  Subject to stockholder approval, the MRP intends to acquire an amount of Common Stock of the Company up to 1% of the shares issued in the Conversion. Such shares of Common Stock of the Company may be acquired by the Company in the open market or from authorized but unissued shares of Common Stock of the Company. In the event that the MRP acquires authorized but unissued shares of Common Stock from the Company, the voting interests of existing stockholders will be diluted and net income per share and stockholders' equity per share will be decreased. See "Pro Forma Data" and "Management--Benefits--Management Recognition Plan."

  The 1998 Stock Option Plan, if approved by stockholders, will provide for options for up to a number of shares of Common Stock of the Company equal to up to 10% of the shares issued in the Conversion. Such shares will likely be authorized but unissued shares of Common Stock of the Company; therefore, upon exercise of the options will result in the dilution of the voting interests of existing stockholders and will decrease net income per share and stockholders' equity per share. See "Management--Benefits--1998 Stock Option Plan."

ABSENCE OF PRIOR MARKET FOR THE COMMON STOCK

  The Company has not previously issued capital stock and, consequently, there is no existing market for the Common Stock. The Company has received conditional approval to list the Common Stock on the Nasdaq National Market under the symbol "HFWA." One of the requirements for initial quotation of the Common Stock is the presence of three market makers. Ryan Beck has advised the Company that it intends to make a market in the Common Stock following the completion of the Conversion so long as the volume of trading activity and certain other market-making considerations justify it doing so. While the Company anticipates that it will be able to obtain the commitment from at least two other broker-dealers to act as market makers for the Common Stock, there can be no assurance there will be three or more market makers for the Common Stock. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those prices, subject to securities laws and regulatory constraints. Additionally, the development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Bank or any market maker. The number of active buyers and sellers of the Common Stock at any particular time may be limited. Under such circumstances, investors in the Common Stock could have difficulty disposing of their shares on short notice. Investors should not view the Common Stock as a short term investment. There can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue, nor is there any assurance that persons purchasing shares or receiving Exchange Shares will be able to sell them at or above the Purchase Price. See "Market for Common Stock."

POSSIBLE INCREASE IN VALUATION PRICE RANGE AND NUMBER OF SHARES ISSUED

  The number of shares to be sold in the Conversion may be increased as a result of an increase in the Valuation Price Range of up to 15% to reflect regulatory considerations and changes in market and financial conditions following the commencement of the Offerings. In the event that the Valuation Price Range is so increased, it is expected that the Company will issue up to 6,612,500 shares of Common Stock at the Purchase Price for an aggregate price of up to $66,125,000. An increase in the number of shares will decrease a subscriber's ownership interest and, therefore, proportionate share of the pro forma net income per share and stockholders' equity per share and will increase the Company's pro forma consolidated stockholders' equity and net income. Such an increase will also increase the Purchase Price as a percentage of pro forma stockholders' equity per share and net income per share. See "Pro Forma Data."

RISK OF DELAYED OFFERING

  It is possible that there could be a significant delay in the completion of the Conversion as a result of delays in receiving approval of or non objection from a necessary regulatory authority, receiving member or stockholder approval or completing the Offerings. If the Conversion is not completed by
         (45 days after the last day of the fully extended Subscription Offering) and the Division consents to an extension of time to complete the Conversion, subscribers will be given the right to modify or rescind their subscriptions. In such event, unless an affirmative indication is received from subscribers that they wish to continue to subscribe for shares, their funds will be returned promptly, together with interest at the Bank's passbook rate, or their withdrawal authorizations will be terminated.

POSSIBLE ADVERSE INCOME TAX CONSEQUENCES OF THE DISTRIBUTION OF SUBSCRIPTION RIGHTS

  If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are deemed to have an ascertainable value, receipt of such rights may result in a taxable gain (either as capital gain or ordinary income) to those Eligible Account Holders, Supplemental Eligible Account Holders and Other Members who receive and/or exercise the subscription rights, in an amount equal to such value. Additionally, the Bank could be required to recognize a gain for tax purposes on such distribution. Whether subscription rights are considered to have ascertainable value is an inherently factual determination. The Bank has been advised by RP Financial that such rights have no value, however, RP Financial's conclusion is not binding on the Internal Revenue Service ("IRS"). See "The Conversion--Effects of Conversion to Stock Form on Depositors and Borrowers of the Bank--Tax Effects."

                                USE OF PROCEEDS

  Depending upon the number of shares sold and the expenses of the Conversion, net proceeds from the sale of the Conversion Stock are estimated to range from $41.4 million to $56.2 million (or $64.7 million if the Valuation Price Range is increased by 15%). See "Pro Forma Data." The Company plans to contribute to the Bank 50% of the net proceeds and retain the remaining net proceeds. This would result in the Company retaining approximately $24.4 million of net proceeds (50% of $48.8 million) based on the issuance of 5,000,000 shares at the midpoint of the Valuation Price Range.

  Receipt of the net proceeds of the sale of the Conversion Stock will increase the Bank's capital. The Bank will use the funds contributed to it for general corporate purposes, including increased lending, possible purchase of loan participations or investment in U.S. Government or agency securities and mortgage backed securities of the type currently held by the Bank. In addition, depending on the level of market interest rates following consummation of the Conversion, the Bank may use a portion of the proceeds to retire any outstanding FHLB advances.

  In connection with the Conversion and the establishment of the ESOP, the Company intends to loan the ESOP the amount necessary for it to acquire 2% of the shares issued in the Conversion. The Company's loan to fund the ESOP may range from $850,000 to $1,000,000 to $1,150,000 based on the sale of 4,250,000 shares (at the minimum of the Valuation Price Range), 5,000,000 shares (at the midpoint of the Valuation Price Range), and 5,750,000 shares (at the maximum of the Valuation Price Range), respectively, at $10.00 per share. If 15% above the maximum of the Valuation Price Range, or 6,612,500 shares, are sold in the Conversion, the Company's loan to the ESOP would be approximately $1,323,000.

  The remaining net proceeds retained by the Company initially will be invested primarily in investment securities of the type currently held by the Bank. Such proceeds will be available for additional contributions to the Bank in the form of debt or equity, to support future acquisition and diversification activities, as a source of dividends to the stockholders of the Company and for future repurchases of Common Stock to the extent permitted under applicable law and regulations. Currently, there are no specific plans, arrangements, agreements or understandings, written or oral, regarding any diversification or acquisition activities. The Conversion will also facilitate the Company's access to the capital markets.

  Upon completion of the Conversion, the Board of Directors will have the authority to adopt stock repurchase plans, subject to statutory and regulatory requirements. Since the Company has not yet issued stock, there is currently insufficient information upon which an intention to repurchase stock could be based. The facts and circumstances upon which the Board of Directors may determine to repurchase stock in the future may include but are not limited to: (i) market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and an improvement in the Company's return on equity; (ii) the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; (iii) the ability of the Company to utilize pooling of interests accounting treatment in connection with future mergers and acquisitions; and (iv) any other circumstances in which repurchases would be in the best interests of the Company and its stockholders. Any stock repurchases will be subject to a determination by the Board of Directors that both the Company and the Bank will be capitalized in excess of all applicable regulatory requirements after any such repurchases and that capital will be adequate taking into account, among other things, the level of nonperforming and other risk assets, the Company's and the Bank's current and projected results of operations and asset/liability structure, the economic environment and tax and other regulatory considerations. During the first 12 months following completion of the Conversion, the Company generally may not, without prior approval of the FDIC, repurchase in the aggregate more than 5% of the shares outstanding upon completion of the Conversion.

                                DIVIDEND POLICY

GENERAL

  The Board of Directors of the Company intends to declare cash dividends on the Common Stock commencing with the first full quarter following consummation of the Conversion. The initial quarterly dividend expected to be paid to shareholders of the Company will be in an amount of $0.030, $0.026, $0.022 and $0.019 per share, at the minimum, midpoint, maximum and 15% above the Valuation Price Range, respectively. For Minority Stockholders the initial quarterly dividend is expected to equate to $0.40, annually, based upon the expected Exchange Ratio of 3.3064, 3.8899, 4.4734 and 5.1444 at the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range, respectively. In addition, the Board of Directors may determine to pay periodic special cash or stock dividends in addition to, or in lieu of, regular cash dividends. Declarations or payments of any future dividends (regular and special) will be subject to determination by the Company's Board of Directors, which will take into account the amount of the net proceeds retained by the Company, the Company's financial condition, results of operations, tax considerations, capital requirements, industry standards, economic conditions and other factors, including the regulatory restrictions that affect the payment of dividends by the Bank to the Company discussed below. Under Washington law, the Company is prohibited from paying a dividend if, as a result of its payment, the Company would be unable to pay its debts as they became due in the normal course of business, or if the Company's total liabilities would exceed its total assets. In order to pay such cash dividends, however, the Company must have available cash either from the net proceeds raised in the Offerings and retained by the Company, dividends received from the Bank or earnings on Company assets. No assurances can be given that any dividends, either regular or special, will be declared or, if declared, what the amount of dividends will be or whether such dividends, if commenced, will continue.

CURRENT REGULATORY RESTRICTIONS

  Dividends from the Company will depend, in part, upon receipt of dividends from the Bank because the Company initially will have no source of income other than dividends from the Bank and earnings from the investment of the net proceeds from the Conversion retained by the Company. The Division has the authority under its supervisory powers to prohibit the payment of dividends by the Bank to the Company. For a period of ten years after the Conversion, the Bank may not, without prior approval of the Division, declare or pay a cash dividend in an amount in excess of one-half of (i) the greater of the Bank's net income for the current fiscal year or (ii) the average of the Bank's net income for the current fiscal year and not more than two of the immediately preceding fiscal years. In addition, the Bank may not declare or pay a cash dividend on its capital stock if the effect thereof would be to reduce the net worth of the Bank below the amount required for the liquidation account to be established pursuant to the Plan of Conversion. During the first 12 months following completion of the Conversion, the Company may not, without prior approval of the FDIC, pay any cash dividends which in the aggregate exceed consolidated earnings of the Company. In addition, without the prior approval of the FDIC the Company may not effect a tax free return of capital to its shareholders during the first 12 months following completion of the Conversion. See "Supervision and Regulation--Banking Subsidiary" and "The Conversion--Effects of Conversion to Stock Form on Depositors and Borrowers of the Bank--Liquidation Account."

TAX CONSIDERATIONS

  In addition to the foregoing, earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes cannot be used by the Bank to pay cash dividends to the Company without the payment of federal income taxes by the Bank at the then current income tax rate on the amount deemed distributed, which would include the amount of any federal income taxes attributable to the distribution. See "Business of the Bank--Federal Taxation" and Note 10 of Notes to the Consolidated Financial Statements included elsewhere herein. The Company does not contemplate any distribution by the Bank that would result in a recapture of the Bank's bad debt reserve or create the above-mentioned federal tax liabilities.

                            MARKET FOR COMMON STOCK

  The Company has not previously issued capital stock, and, consequently, there is no established market for the Common Stock. The Board of Directors of the Company and the Bank determined that the Common Stock would be sold at $10.00 per share. The Company has received conditional approval to have its Common Stock quoted on the Nasdaq National Market under the symbol "HFWA" upon completion of the Conversion. One of the requirements for initial quotation of the Common Stock on the Nasdaq National Market is that there be at least three market makers for the Common Stock. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. Ryan Beck has advised the Company that it intends to make a market in the Common Stock following the completion of the Conversion, subject to compliance with applicable laws and regulations. While the Company anticipates that prior to the completion of the Conversion it will be able to obtain the commitment from at least two other broker-dealers to act as market makers for the Common Stock, there can be no assurance there will be three or more market makers for the Common Stock. Additionally, the development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Bank or any market maker. The number of active buyers and sellers of the Common Stock at any particular time may be limited. Under such circumstances, investors in the Common Stock could have difficulty disposing of their shares on short notice. Investors should not view the Common Stock as a short term investment. There can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue, nor is there any assurance that persons purchasing shares will be able to sell them at or above the Purchase Price or that quotations will be available on the Nasdaq National Market as contemplated.

                                CAPITALIZATION

  The following table presents the historical consolidated capitalization of the Bank at June 30, 1997, and the pro forma consolidated capitalization of the Company after giving effect to the assumptions set forth under "Pro Forma Data," based on the sale of the number of shares of Conversion Stock set forth below in the Conversion at the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range.

                               COMPANY PRO FORMA CONSOLIDATED CAPITALIZATION
                                          BASED UPON THE SALE OF
                          ----------------------------------------------------------
                                                                          MAXIMUM AS
                                          MINIMUM   MIDPOINT    MAXIMUM    ADJUSTED
                                         4,250,000  5,000,000  5,750,000  6,612,500
                                         SHARES AT  SHARES AT  SHARES AT  SHARES AT
                                         PURCHASE   PURCHASE   PURCHASE    PURCHASE
                          CAPITALIZATION PRICE OF   PRICE OF   PRICE OF    PRICE OF
                          AS OF JUNE 30,  $10.00     $10.00     $10.00    $10.00 PER
                               1997      PER SHARE  PER SHARE  PER SHARE   SHARE(1)
                          -------------- ---------  ---------  ---------  ----------
                                              (IN THOUSANDS)
Deposits(2).............     $209,781    $209,781   $209,781   $209,781    $209,781
Borrowings:
 FHLB advances..........          890         890        890        890         890
                             --------    --------   --------   --------    --------
 Total deposits and
  borrowings............     $210,671    $210,671   $210,671   $210,671    $210,671
                             ========    ========   ========   ========    ========
Stockholders' equity:(3)
 Preferred stock (no par
  value per share);
  2,500,000 shares
  authorized; none
  outstanding(4)........          --          --         --         --          --
 Common Stock (no par
  value per share);
  15,000,000 shares
  authorized(5).........        1,810         --         --         --          --
 Additional paid-in
  capital...............        4,103      47,343     54,733     62,123      70,621
 Retained earnings......       21,801      21,921     21,921     21,921      21,921
 Less:
  Common Stock acquired
   by ESOP(6)...........          --         (850)    (1,000)    (1,150)     (1,323)
  Common Stock acquired
   by MRP(6)............          --         (425)      (500)      (575)       (661)
                             --------    --------   --------   --------    --------
Total stockholders'
 equity.................     $ 27,714    $ 67,989   $ 75,154   $ 82,319    $ 90,558
                             ========    ========   ========   ========    ========

-------
(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Valuation Price Range of up to 15% to reflect regulatory considerations and changes in market and financial conditions following the commencement of the Offerings.
(2) Does not reflect withdrawals from deposit accounts for the purchase of Conversion Stock in the Offerings. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.
(3) Assumes (i) that the 609,616 Minority Shares outstanding at June 30, 1997 are converted into 2,015,664, 2,371,369, 2,727,075 and 3,136,136 Exchange
     Shares at the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range, respectively, and (ii) that no fractional shares of Exchange shares will be issued by the Company. Pro forma retained earnings include $120,000 of assets held by the MHC.
(4) The Bank has 5,000,000 shares of Preferred Stock authorized, $1.00 par value per share, none of which are outstanding. The Company has 2,500,000 shares of Preferred Stock authorized, no par value per share, none of which are outstanding or will be outstanding after the completion of the Conversion.
(5) The Bank has 10,000,000 shares of Common Stock authorized, $1.00 par value per share, of which 1,809,616 were outstanding as of June 30, 1997. The Company has 15,000,000 shares of Common Stock authorized, no par value per share.

(6) Assumes that 2% and 1% of the shares sold in the Offerings will be purchased by the ESOP and MRP, respectively. No shares actually will be purchased by the MRP in the Offerings. Such purchases by the MRP would occur only upon receipt of stockholder approval which is expected no earlier than six months after completion of the Conversion. A purchase by the MRP in the Offerings has been included on a pro forma basis to give an indication of its effect on capitalization. The pro forma presentation does not show the impact of (a) results of operations after the Conversion, (b) changing market prices of shares of Common Stock after the Conversion, (c) a smaller than 1% purchase by the MRP, or (d) the purchase by the MRP of Common Stock out of authorized but unissued shares. Assumes that the funds used to acquire the ESOP shares will be borrowed from the Company for a 15 year term at the prime rate. For an estimate of the impact of the loan on earnings, see "Pro Forma Data." If the ESOP obtained a loan from a third party, other borrowings would increase by the amount of Common Stock acquired by the ESOP. The Bank intends to make contributions to the ESOP sufficient to service and ultimately retire its debt. The amount to be acquired by the ESOP and MRP is reflected as a reduction of stockholders' equity. There can be no assurance that stockholder approval of the MRP will be obtained. See "Management--Benefits--Employee Stock Ownership Plan" and "--Management Recognition Plan".

            HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

  The following table presents the Bank's historical and pro forma capital position relative to its capital requirements at June 30, 1997. The amount of capital infused into the Bank for purposes of the following table is 50% of the net proceeds of the Offerings, plus the $120,000 of MHC assets, less the ESOP and MRP deductions. For purpose of the table below, the amount expected to be borrowed by the ESOP and the cost of the shares expected to be acquired by the MRP are deducted from pro forma regulatory capital. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see "Use of Proceeds," "Capitalization" and "Pro Forma Data." The definitions of the terms used in the table are those provided in the applicable regulations.

                                                                PRO FORMA AT JUNE 30, 1997
                                        ------------------------------------------------------------------------
                                            MINIMUM OF         MIDPOINT          MAXIMUM OF    15% OF MAXIMUM OF
                                         VALUATION PRICE     OF VALUATION      VALUATION PRICE  VALUATION PRICE
                                              RANGE          PRICE RANGE           RANGE             RANGE
                                        ------------------ ----------------  ----------------- -----------------
                                         4,250,000 SHARES  5,000,000 SHARES   5,750,000 SHARES  6,612,500 SHARES
                                        AT PURCHASE PRICE    AT  PURCHASE     AT PURCHASE PRICE AT PURCHASE PRICE
                                          OF $10.00 PER        PRICE OF         OF $10.00 PER    OF $10.00 PER
                       JUNE 30, 1997          SHARE        $10.00 PER SHARE         SHARE            SHARE
                     ------------------ ------------------ ----------------   ----------------- -----------------
                             PERCENT OF         PERCENT OF         PERCENT OF        PERCENT OF        PERCENT OF
                              ADJUSTED           ADJUSTED           ADJUSTED          ADJUSTED          ADJUSTED
                               TOTAL              TOTAL              TOTAL             TOTAL             TOTAL
                     AMOUNT  ASSETS(1)  AMOUNT  ASSETS(1)   AMOUNT  ASSETS(1) AMOUNT  ASSETS(1) AMOUNT  ASSETS(1)
                     ------- ---------- ------- ---------- ------- ---------  ------ ---------- ------ ----------
                                                           (DOLLARS IN THOUSANDS)
Tier 1 (leverage)
 capital............ $27,714   11.68%   $47,274   18.35%    50,744   19.43%   54,214   20.47%   58.204   21.64%
Tier 1 (leverage)
 capital
 requirement(2).....   7,118    3.00      7,728    3.00      7,837    3.00     7,945    3.00     8.070    3.00
                     -------   -----    -------   -----    -------   -----    ------   -----    ------   -----
Excess.............. $20,596    8.68%    39,546   15.35     42,907   16.43    46,269   17.47    50,134   18.64%
                     =======   =====    =======   =====    =======   =====    ======   =====    ======   =====
Tier 1 risk based
 capital............ $27,714   15.65%    47,274   26.09     50,744   27.89    54,214   29.68    58,204   31.72%
Tier 1 risk based
 capital
 requirement........   7,085    4.00      7,249    4.00      7,278    4.00     7,307    4.00     7,340    4.00
                     -------   -----    -------   -----    -------   -----    ------   -----    ------   -----
Excess.............. $20,629   11.65%    40,025   22.09     43,466   23.89    46,907   25.68    50,864   27.72%
                     =======   =====    =======   =====    =======   =====    ======   =====    ======   =====
Total risk based
 capital............ $29,935   16.90%    49,539   27.34     53,018   29.14    56,497   30.93    60,498   32.97%
Total risk based
 capital
 requirement........  14,171    8.00     14,497    8.00     14,555    8.00    14,613    8.00    14,680    8.00
                     -------   -----    -------   -----    -------   -----    ------   -----    ------   -----
Excess.............. $15,764    8.90%    35,042   19.34     38,463   21.14    41,884   22.93    45,818   24.97%
                     =======   =====    =======   =====    =======   =====    ======   =====    ======   =====

-------
(1) For the risk-based capital calculations, the portion of the net proceeds contributed to the Bank (after ESOP and MRP deductions) were assumed to be invested in U.S. Government Agency debt securities with a weighted average risk-weighing of 20%.
(2) As a Washington state chartered savings bank, the Bank is subject to the capital requirements of the FDIC and the Division. The FDIC requires state-chartered banks, including the Bank, to have a minimum leverage ratio of Tier 1 capital to total assets of at least 3%, provided, however, that all institutions, other than those (i) receiving the highest rating during the examination process and (ii) not anticipating any significant growth, are required to maintain a ratio of 1% to 2% above the stated minimum, with an absolute total capital to risk-weighted assets of at least 8%. The Bank has not been notified by the FDIC of any leverage capital requirement specifically applicable to it. However, for the purposes of this table, the Bank has assumed that its leverage capital requirement is 3% of total average assets.

          CONVERSION STOCK TO BE PURCHASED BY MANAGEMENT PURSUANT TO
                              SUBSCRIPTION RIGHTS

  The following table sets forth, for each director and executive officer and for all of the directors and executive officers as a group, (i) Exchange Shares to be held upon consummation of the Conversion based upon their beneficial ownership of Bank Common Stock (excluding options) as of June 30, 1997, (ii) proposed purchase of Conversion Stock, assuming shares are available to satisfy their subscriptions, and (iii) total shares of Common Stock to be held upon consummation of the Conversion, in each case assuming that the Conversion Stock is sold at the midpoint of the Valuation Price Range. No individual has entered into a binding agreement with respect to such intended purchases, and, therefore, actual purchases could be more or less than indicated below. Directors and executive officers and their associates may not purchase in excess of 20% of the shares sold in the Conversion. Directors, officers and employees will pay the Purchase Price ($10.00 per share) for each share for which they subscribe.

                                         PROPOSED PURCHASE
                                           OF CONVERSION    TOTAL COMMON STOCK
                               NUMBER OF       STOCK            TO BE HELD
                               EXCHANGE  ------------------ ------------------
                               SHARES TO                    NUMBER
                                BE HELD            NUMBER     OF    PERCENTAGE
                                (1)(2)    AMOUNT  OF SHARES SHARES   OF TOTAL
                               --------- -------- --------- ------- ----------
Donald V. Rhodes
 Director, Chairman of the
 Board, President and Chief
 Executive Officer of the
 Company; Chairman of the
 Board and President of the
 Bank.........................  108,061  $250,000  25,000   133,061    1.81%
Lynn M. Brunton
 Director.....................   58,348    50,000   5,000    63,348    0.86
John A. Clees
 Director.....................   46,678    40,000   4,000    50,678    0.69
Daryl D. Jensen
 Director.....................   70,018    50,000   5,000    75,018    1.02
H. Edward Odegard
 Director.....................   58,348    25,000   2,500    60,848    0.83
James P. Senna
 Director.....................   38,899    75,000   7,500    46,399    0.63
Philip S. Weigand
 Director.....................   68,431    50,000   5,000    73,431    1.00
John D. Parry
 Executive Vice President--
 Administration...............   12,447    70,000   7,000    19,447    0.26
Brian L. Vance
 Executive Vice President--
 Loan Administration..........    7,779   150,000  15,000    22,779    0.31
James Hastings
 Senior Vice President and
 Treasurer....................    4,278    50,000   5,000     9,278    0.13
Wendy Gauksheim
 Senior Vice President--
 Corporate Services Officer...   16,395    60,000   6,000    22,395    0.30
                                -------  --------  ------   -------    ----
All directors and executive
 officers as a group
 (11 persons).................  489,682  $870,000  87,000   576,682    7.82%
                                =======  ========  ======   =======    ====

--------
(1) Excludes 67,546 shares which may be received upon the exercise of outstanding stock options granted under the existing 1994 and 1997 Stock Option Plans. Based upon the Exchange Ratio of 3.8899 Exchange Shares for each Minority Share at the midpoint of the Valuation Price Range, the persons named in the table would have options to purchase Common Stock as follows: Mr. Rhodes, 77,798 shares; Ms. Brunton, 12,965 shares; Mr. Clees, 12,965 shares; Mr. Jensen, 12,965 shares; Mr. Odegard, 12,965 shares; Mr. Senna, 12,965 shares; Mr. Weigand, 11,215 shares; Mr. Parry, 38,899 shares; Mr. Vance, 38,899 shares; Mr. Hastings, 25,284 shares; Ms. Gauksheim, 5,835 shares; and all directors and executive officers as a group, 262,755 shares.
(2) Excludes stock options that may be granted under 1998 Stock Option Plan and awards that may be granted under the MRP if such plans are approved by stockholders at an annual or special meeting at least six months following the Conversion. See "Management--Benefits."

                                PRO FORMA DATA

  Applicable law requires that the aggregate Purchase Price of the Common Stock to be issued in the Conversion be based upon an independent appraisal of the estimated pro forma market value of the Common Stock. At October 10, 1997, the Valuation Price Range of the Offerings as set forth in the Appraisal is from a minimum of $42.5 million to a maximum of $57.5 million, with a midpoint of $50.0 million or, at a price per share of $10.00, a minimum number of shares of 4,250,000, a maximum number of shares of 5,750,000 and a midpoint number of shares of 5,000,000. The actual net proceeds from the sale of the Conversion Stock cannot be determined until the Conversion is completed. However, net proceeds are currently based upon the following assumptions: (i) all of the shares of Conversion Stock will be sold in the Subscription and Minority Stockholders' Offerings; (ii) Ryan Beck will receive a management and advisory fee of $50,000 and a marketing fee of 1.5% of the aggregate dollar amount of Conversion Stock sold in the Subscription and Minority Stockholders' Offerings; (iii) approximately 4.4%, 4.0%, 3.7% and 3.5% of the Conversion Stock issued in the Conversion at the minimum, midpoint, maximum, and 15% above the maximum, of the Valuation Price Range, respectively, will be sold to the ESOP and to directors, officers and employees or members of such persons' immediate families, for which no fee will be paid to Ryan Beck, and (iv) Conversion expenses, excluding the fees paid to Ryan Beck, will be approximately $460,000. Actual fees and expenses may vary from this estimate, because the fees paid will depend upon the percentages and total number of shares sold in the various categories of Offerings and other factors. See "The Conversion--Marketing Arrangements."

  The pro forma consolidated net income of the Company for the year ended June 30, 1997 has been calculated as if the Conversion had been completed at the beginning of the period and the estimated net proceeds received by the Company and the Bank had been invested at 6.74%, the arithmetic average of the yield earned by the Bank on its interest earning assets and the rates paid on its deposits. As discussed under "Use of Proceeds," the Company expects to retain 50% of the net Conversion proceeds from which it will fund the ESOP loan. A pro forma after-tax return of 4.45% is used for both the Company and the Bank for the 12 month period, after giving effect to an incremental tax rate of 34.0%.

  Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of Common Stock. Per share amounts have been computed as if the Common Stock had been outstanding at the beginning of the period or at June 30, 1997, but without any adjustment of per share historical or pro forma stockholders' equity to reflect the earnings on the estimated net proceeds.

  The following table summarizes the historical net income and stockholders' equity of the Bank and the pro forma consolidated net income and stockholders' equity of the Company at and for the year ended June 30, 1997, based on the minimum, midpoint, maximum, and a 15% increase in the maximum of the Valuation Price Range. No effect has been given to (i) the shares to be reserved for issuance under the Company's 1998 Stock Option Plan, which is expected to be adopted by stockholders at a meeting to be held no earlier than six months following consummation of the Conversion; (ii) withdrawals from deposit accounts for the purpose of purchasing Conversion Stock in the Conversion; or
(iii) the establishment of a liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders. See "Management-- Benefits--1998 Stock Option Plan" and "The Conversion--Stock Pricing and Number of Shares to be Issued."

  THE FOLLOWING PRO FORMA INFORMATION MAY NOT BE REPRESENTATIVE OF THE FINANCIAL EFFECTS OF THE CONVERSION AT THE DATE ON WHICH THE CONVERSION ACTUALLY OCCURS AND SHOULD NOT BE TAKEN AS INDICATIVE OF FUTURE RESULTS OF OPERATIONS. STOCKHOLDERS' EQUITY REPRESENTS THE DIFFERENCE BETWEEN THE STATED AMOUNTS OF CONSOLIDATED ASSETS AND LIABILITIES OF THE COMPANY COMPUTED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. STOCKHOLDERS' EQUITY HAS NOT BEEN INCREASED OR DECREASED TO REFLECT THE DIFFERENCE BETWEEN THE CARRYING VALUE OF LOANS AND OTHER ASSETS AND THEIR MARKET VALUE. STOCKHOLDERS' EQUITY IS NOT INTENDED TO REPRESENT FAIR MARKET VALUE NOR DOES IT REPRESENT AMOUNTS THAT WOULD BE AVAILABLE FOR DISTRIBUTION TO STOCKHOLDERS IN THE EVENT OF LIQUIDATION.

                                      AT OR FOR THE YEAR ENDED JUNE 30, 1997
                                   ----------------------------------------------
                                                                       15% ABOVE
                                   MINIMUM OF              MAXIMUM OF  MAXIMUM OF
                                   VALUATION   MIDPOINT OF VALUATION   VALUATION
                                     PRICE      VALUATION    PRICE       PRICE
                                     RANGE     PRICE RANGE   RANGE       RANGE
                                   ----------  ----------- ----------  ----------
                                   4,250,000    5,000,000  5,750,000   6,612,500
                                   SHARES AT    SHARES AT  SHARES AT   SHARES AT
                                    PURCHASE    PURCHASE    PURCHASE    PURCHASE
                                    PRICE OF    PRICE OF    PRICE OF    PRICE OF
                                   $10.00 PER  $10.00 PER  $10.00 PER  $10.00 PER
                                     SHARE        SHARE      SHARE       SHARE
                                   ----------  ----------- ----------  ----------
                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                     AMOUNTS)
Gross proceeds...................    $42,500      $50,000    $57,500     $66,125
Less: expenses...................    (1,070)      (1,180)    (1,290)     (1,417)
                                   ---------    ---------  ---------   ---------
 Estimated Net Proceeds..........    $41,430      $48,820    $56,210     $64,708
Less: Common Stock purchased by
 ESOP(2).........................       (850)      (1,000)    (1,150)     (1,323)
Less: Common Stock purchased by
 MRP(3)..........................       (425)        (500)      (575)       (661)
                                   ---------    ---------  ---------   ---------
 Estimated Net Proceeds for
  Reinvestment...................    $40,155      $47,320    $54,485     $62,724
                                   =========    =========  =========   =========
For the 12 Months Ended June 30,
 1997
Consolidated Net Income:
 Historical(5)...................    $ 2,269      $ 2,269    $ 2,269     $ 2,269
 Pro forma income on net
  proceeds(1)....................      1,786        2,105      2,424       2,790
 Earnings on assets at MHC.......          5            5          5           5
 Pro forma ESOP Adjustment(2)....        (37)         (44)       (51)        (58)
 Pro forma MRP Adjustment(3).....        (56)         (66)       (76)        (87)
                                   ---------    ---------  ---------   ---------
 Pro forma Net Income............    $ 3,967      $ 4,269    $ 4,571     $ 4,919
                                   =========    =========  =========   =========
Earnings Per Share (reflects SOP
 93-6)(4)(6):
 Historical(5)...................    $  0.37      $  0.31    $  0.27     $  0.24
 Pro forma income on net
  proceeds.......................       0.29         0.30       0.30        0.29
 Earnings on assets at MHC.......       0.00         0.00       0.00        0.00
 Pro forma ESOP Adjustment(2)....      (0.01)       (0.01)     (0.01)      (0.01)
 Pro forma MRP adjustment(3).....      (0.01)        0.01)     (0.01)      (0.01)
                                   ---------    ---------  ---------   ---------
 Pro forma Earnings Per Share....    $  0.64      $  0.59    $  0.55     $  0.51
                                   =========    =========  =========   =========
Offering price as a multiple of
 pro forma earnings per
 share(6)........................      15.63x       16.95x     18.18x      19.61x
At June 30, 1997
Stockholders' Equity:
 Historical(5)...................    $27,714      $27,714    $27,714     $27,714
 Assets at MHC...................        120          120        120         120
 Estimated Net Proceeds..........     41,430       48,820     56,210      64,708
 Less: Common Stock purchased by
  ESOP(2)........................       (850)      (1,000)    (1,150)     (1,323)
 Less: Common Stock purchased by
  MRP(3).........................       (425)        (500)      (575)       (661)
                                   ---------    ---------  ---------   ---------
 Pro forma Stockholders' Equity..    $67,989      $75,154    $82,319     $90,558
                                   =========    =========  =========   =========
Stockholders' equity per share
 (does not reflect SOP 93-6)(6):
 Historical(5)...................    $  4.42      $  3.76    $  3.27     $  2.84
 Assets at MHC...................       0.02         0.02       0.01        0.01
 Estimated net proceeds..........       6.62         6.63       6.64        6.65
 Less: Common Stock purchased by
  ESOP(2)........................      (0.14)       (0.14)     (0.14)      (0.14)
 Less: Common Stock purchased by
  MRP(3).........................      (0.07)       (0.07)     (0.07)      (0.07)
                                   ---------    ---------  ---------   ---------
 Pro forma Stockholders' Equity
  Per Share......................    $ 10.85      $ 10.20    $  9.71     $  9.29
                                   =========    =========  =========   =========
 Offering price as a percentage
  of pro forma stockholders'
  equity per share...............      92.17%       98.04%    102.99%     107.64%
 Offering price as a percentage
  of pro forma tangible equity...      92.17%       98.04%    102.99%     107.64%
 Number of shares used in book
  value per share calculations...  6,265,664    7,371,369  8,477,075   9,748,636

--------
(1) No effect has been given to withdrawals from deposit accounts for the purpose of purchasing Conversion Stock. The net amount of funds available to the Bank for investment following the Offerings will be reduced to the extent that shares are purchased with funds on deposit.
(2) Assumes that 2% of the Conversion Stock issued in the Conversion will be purchased by the ESOP. The funds used to acquire such shares will be borrowed by the ESOP (at an interest rate equal to the prime rate as published in The Wall Street Journal on the closing date of the Conversion, which rate is currently 8.50%) from the net proceeds of the Offerings retained by the Company. The amount of this borrowing has been reflected as a reduction from gross proceeds to determine estimated net proceeds for reinvestment. The Bank intends to make contributions to the ESOP at least equal to the principal and interest requirement of the debt. As the debt is repaid, stockholders' equity will be increased. The Bank's payment of the ESOP debt is based upon equal installments of principal over a 15 year period, assuming a federal income tax rate of 34.0%. Interest income earned by the Company on the ESOP debt offsets the interest paid by the Bank on the ESOP loan. No reinvestment is assumed on proceeds contributed to fund the ESOP. The ESOP expense reflects adoption of Statement of Position ("SOP") 93-6, which will require recognition of compensation expense as shares are committed to be released to employee's accounts and the exclusion of unallocated shares from earnings per share computations. The valuation of shares committed to be released would be based upon the average market value of the shares during the year, which, for purposes of this calculation, was assumed to be equal to the $10.00 per share Purchase Price. See "Management--Benefits--Employee Stock Ownership Plan."
(3) Assumes that the required stockholder approval has been received, that the shares were acquired by the MRP at the beginning of the period presented in open market purchases at $10.00 per share, that 20% of the amount contributed was an amortized expense during such period, and that the federal income tax rate is 34.0%. For purposes of this table, compensation expense is recognized on a straight-line basis over the five year term of shares issued under the MRP. In the event the fair market value per share is greater than $10.00 per share on the date shares are awarded under the MRP, total MRP expense would increase. See "Risk Factors--New Expenses Associated with ESOP and MRP." The total of the estimated MRP purchases was multiplied by 20% (the total percent of shares for which expense is recognized in the first year) resulting in pre-tax MRP expense of $85,000, $100,000, $115,000 and $132,200 at the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range, respectively, for the year ended June 30, 1997. The issuance of authorized but unissued shares of Common Stock pursuant to the MRP in the amount of 1% of the Conversion Stock issued in the Offerings would dilute the voting interests of existing stockholders from 32.17% to 31.95%, and under such circumstances pro forma net income per share for the year ended June 30, 1997 would be $0.64, $0.58, $0.54 and $0.51 at the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range, respectively, and stockholders' equity per share at June 30, 1997 would be $10.78, $10.13, $9.65 and $9.23 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. No effect has been given to the shares reserved for issuance under the proposed 1998 Stock Option Plan. If stockholders approve the 1998 Stock Option Plan following the Conversion, the Company will have reserved for issuance under the 1998 Stock Option Plan authorized by unissued shares of Common Stock representing an amount of shares equal to up to 10% of the Conversion Stock sold in the Offerings. See "Management--Benefits-- 1998 Stock Option Plan" and "--Benefits--Management Recognition Plan" and "Risk Factors--Possible Dilutive Effect of Benefit Plans."
(4) Per share amounts are based upon shares outstanding of 6,183,497, 7,274,702, 8,365,908 and 9,620,794, at the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range for the year ended June 30, 1997, respectively, which includes the Conversion Stock and Exchange Shares, less the number of shares assumed to be held by the ESOP not released within the first year following the Conversion.
(5) Historical per share amounts have been computed as if the Conversion Stock expected to be issued in the Conversion had not been outstanding at the beginning of the period, and without any adjustment of historical net income or historical retained earnings to reflect the investment of the estimated net proceeds of the sale of shares in the Conversion, the additional ESOP expense or the proposed MRP expense, as described above.

(6) If all of the outstanding options under the 1994 and 1997 Stock Option Plans were exercised, the pro forma net income per share for the year ended June 30, 1997 would be $0.62, $0.56, $0.53 and $0.49 at the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range, respectively; the offering price as a multiple of pro forma earnings per share would be 16.13x, 17.86x, 18.87x and 20.41x at the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range, respectively; and stockholders' equity per share at June 30, 1997 would be $10.52, $9.86, $9.38 and $8.96 at the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range, respectively.

                    HERITAGE SAVINGS BANK AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

  The following Consolidated Statements of Income of Heritage Savings Bank and Subsidiaries for each of the fiscal years in the three year period ended June 30, 1997 are a part of the consolidated financial statements of Heritage Savings Bank and subsidiaries, and should be read in conjunction therewith, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The Consolidated Financial Statements as of June 30, 1996 and 1997, and for each of the years in the three year period ended June 30, 1997, and the report thereon, are included elsewhere herein.

                                                        YEARS ENDED JUNE 30,
                                                       -----------------------
                                                        1995    1996    1997
                                                       ------- ------- -------
                                                           (IN THOUSANDS)
INTEREST INCOME:
  Loans............................................... $13,115 $14,894 $16,743
  Mortgage backed securities..........................     722     552     464
  Investment securities and FHLB dividends............   1,118     854     757
  Interest bearing deposits...........................     268     575     548
                                                       ------- ------- -------
    Total interest income.............................  15,223  16,875  18,512
                                                       ------- ------- -------
INTEREST EXPENSE:
  Deposits............................................   6,639   8,528   8,999
  Borrowed funds......................................     357      15       1
                                                       ------- ------- -------
    Total interest expense............................   6,996   8,543   9,000
                                                       ------- ------- -------
    Net interest income...............................   8,227   8,332   9,512
PROVISION FOR LOAN LOSSES.............................     --      --     (270)
                                                       ------- ------- -------
  Net interest income after provision for loan
   losses.............................................   8,227   8,332   9,782
                                                       ------- ------- -------
NONINTEREST INCOME:
  Gains on sales of loans, net........................   1,665   3,049   2,006
  Commissions on sales of annuities and securities....     241     296     220
  Service charges on deposits.........................     207     353     462
  Rental income.......................................     209     221     210
  Gain on sale of premises............................     356     --       84
  Other income........................................     362     379     365
                                                       ------- ------- -------
    Total noninterest income..........................   3,040   4,298   3,347
                                                       ------- ------- -------
NONINTEREST EXPENSE:
  Salaries and employee benefits......................   4,176   4,711   5,468
  Building occupancy..................................     979   1,254   1,717
  FDIC premiums and special assessment................     380     407   1,262
  Data processing.....................................     462     493     534
  Marketing...........................................     200     162     257
  Office supplies and printing........................     257     229     243
  Other...............................................     971   1,166   1,624
                                                       ------- ------- -------
    Total noninterest expense.........................   7,425   8,422  11,105
                                                       ------- ------- -------
    Income before federal income tax expense
     (benefit)........................................   3,842   4,208   2,024
Federal income tax expense (benefit)..................   1,308   1,435    (245)
                                                       ------- ------- -------
    Net income........................................ $ 2,534 $ 2,773 $ 2,269
                                                       ======= ======= =======
Earnings per common share.............................   $1.41   $1.54   $1.26

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion is intended to assist in understanding the financial condition and results of operations of the Bank. The information contained in this section should be read in conjunction with the Consolidated Financial Statements and accompanying Notes thereto and the other sections contained in this Prospectus. The Mutual Holding Company's only material activity is to hold Bank Common Stock and invest its available funds in accounts at the Bank. The MHC has not conducted any operations to date and therefore has no reported results of operations.

OPERATING STRATEGY

  The Bank traditionally has offered a variety of savings products and originated one- to four-family mortgage loans (principally for sale in the secondary market) and, to a lesser extent, multi-family, commercial real estate and construction loans. Beginning in fiscal 1994, the Bank began to implement a growth strategy which is intended to broaden its products and services from traditional thrift products and services to those more closely related to commercial banking. That strategy entails (1) geographic and product expansion, (2) loan portfolio diversification, (3) development of relationship banking, and (4) maintenance of asset quality. (See "Business of the Bank--Implementation of Growth Strategy" and "--Lending Activities") The Bank intends to continue to fund its assets primarily with retail deposits, although FHLB advances may be used as a supplemental source of funds, and it believes that the capital raised in the Offerings will enhance its ability to continue implementing its growth strategy.

  Concurrent with geographic expansion, the Bank has (i) developed business checking accounts and commercial lending products and other services for businesses and high net worth individuals; (ii) introduced Visa(TM) debit and credit cards; (iii) installed an automated voice response system for customer account inquiries and (iv) developed products to assist realtors and potential borrowers to obtain information about loan programs and qualifications. To accommodate new products and to improve internal operating and reporting, the Bank converted to a new data processing system with a data service bureau and installed a personal computer network.

  The Bank has incurred substantial expenses as it carried out its growth strategy. Those expenses have been concentrated in (i) personnel hired in anticipation of growth and expanded market share; (ii) maintaining the Bank's mortgage origination capacity while mortgage origination volumes have fluctuated; (iii) facilities expansion and (iv) upgrading of data processing capabilities, and have reduced the Bank's return on average assets and return on equity for fiscal year 1997. Management believes that those expenditures will continue to have a negative impact on earnings in the near term, but that the investments are necessary to produce an expected improvement in earnings as the Bank seeks to broaden its product mix and expand its market share throughout its market area.

  The Bank's profitability depends primarily on its net interest income, which is the difference between the income it receives on its loan and investment portfolio and its cost of funds, which consists of interest paid on deposits and borrowed funds. The Bank also generates noninterest income through service charges and fees and income from mortgage banking operations. The Bank's noninterest expenses consist primarily of compensation and employee benefits, occupancy, deposit insurance premiums, data processing and other operating costs. Like most financial institutions, the Bank's interest income and cost of funds are affected significantly by general economic conditions, particularly changes in market interest rates, and by government policies and the actions of regulatory authorities.

NET INTEREST INCOME

  Changes in net interest income result from changes in volume, net interest spread and net interest margin. Volume refers to the average dollar amounts of interest earning assets and interest bearing liabilities. Net interest spread refers to the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities. Net interest margin refers to net interest income divided by average interest earning assets and is influenced by the level and relative mix of interest earning assets and interest bearing liabilities. During the years ended June 30, 1995, 1996 and 1997, average interest earning assets amounted to $180.2 million, $193.5 million and $211.2 million, respectively. During these same periods, average interest bearing liabilities were $162.5 million, $175.1 million and $191.1 million, respectively, and net interest margins were 4.57%, 4.31% and 4.50%, respectively.

  The following table sets forth for the periods indicated information for the Bank with respect to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest earning assets and interest expense on interest bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and the ratio of average interest earning assets to average interest bearing liabilities. The average loan balances presented in the table are net of allowances for loan losses. Nonaccrual loans have been included in the tables as loans carrying a zero yield.

                                                          YEAR ENDED JUNE 30
                          -------------------------------------------------------------------------------------
                                     1995                         1996                         1997
                          ---------------------------  ---------------------------  ---------------------------
                                     INTEREST                     INTEREST                     INTEREST
                           AVERAGE   EARNED/  AVERAGE   AVERAGE   EARNED/  AVERAGE   AVERAGE   EARNED/  AVERAGE
                          BALANCE(1)   PAID    RATE    BALANCE(1)   PAID    RATE    BALANCE(1)   PAID    RATE
                          ---------- -------- -------  ---------- -------- -------  ---------- -------- -------
                                                        (DOLLARS IN THOUSANDS)
INTEREST EARNING ASSETS:
Loans...................   $142,598  $13,115    9.20%   $160,823  $14,894    9.26%   $182,791  $16,743    9.16%
Mortgage backed
 securities.............      9,231      722    7.82       6,715      552    8.22       5,598      464    8.29
Investment securities
 and FHLB stock.........     22,516    1,118    4.97      15,096      854    5.66      12,360      757    6.12
Interest earning
 deposits...............      5,837      268    4.59      10,820      575    5.31      10,414      548    5.26
                           --------  -------  ------    --------  -------  ------    --------  -------  ------
Total interest earning
 assets.................    180,182  $15,223    8.45%   $193,454  $16,875    8.72%   $211,163  $18,512    8.77%
Noninterest earning
 assets.................     14,818                       18,002                       18,974
                           --------                     --------                     --------
 Total assets...........   $195,000                     $211,456                     $230,137
                           ========                     ========                     ========
INTEREST BEARING
 LIABILITIES:
Certificates of
 deposit................   $ 89,602  $ 4,415    4.93%   $109,559  $ 6,336    5.78%   $119,133  $ 6,599    5.54%
Savings accounts........     28,178      927    3.29      28,407    1,030    3.63      29,703    1,055    3.55
Interest bearing demand
 and money market
 accounts...............     40,594    1,297    3.19      36,930    1,162    3.15      42,271    1,345    3.18
                           --------  -------  ------    --------  -------  ------    --------  -------  ------
 Total interest bearing
  deposits..............    158,374    6,639    4.19     174,896    8,528    4.88     191,107    8,999    4.71
FHLB advances...........        658       41    6.23         --       --                   27        1    4.99
Other borrowed funds....      3,453      316    9.15         171       15    8.77         --       --      --
                           --------  -------  ------    --------  -------  ------    --------  -------  ------
 Total interest bearing
  liabilities...........    162,485    6,996    4.31%    175,067    8,543    4.88     191,134    9,000    4.71%
Demand and other
 noninterest bearing
 deposits...............      6,001                        6,537                        7,955
Other noninterest
 bearing liabilities....      4,797                        5,489                        4,711
Stockholders' equity....     21,717                       24,363                       26,337
                           --------                     --------                     --------
 Total liabilities and
  stockholders' equity..   $195,000                     $211,456                     $230,137
                           ========                     ========                     ========
Net interest income.....             $ 8,227                      $ 8,332                      $ 9,512
Net interest spread.....                        4.14%                        3.84%                        4.06%
Net interest margin.....                        4.57%                        4.31%                        4.50%
Average interest earning
 assets to average
 interest bearing
 liabilities............                      110.89%                      110.51%                      110.48%

  The following table sets forth the amounts of the changes in the Bank's net interest income attributable to changes in volume and changes in interest rates. Changes attributable to the combined effect of volume and interest rates have been allocated proportionately to changes due to volume and the changes due to interest rates.

                                  1995 COMPARED TO       1996 COMPARED TO
                                   1996 INCREASE           1997 INCREASE
                                 (DECREASE) DUE TO       (DECREASE) DUE TO
                                ----------------------  ---------------------
                                VOLUME   RATE   TOTAL   VOLUME  RATE   TOTAL
                                ------  ------  ------  ------  -----  ------
                                             (IN THOUSANDS)
Loans.......................... $1,676  $  103  $1,779  $2,034  $(185) $1,849
Mortgage backed securities.....   (197)     27    (170)    (92)   --      (88)
Investment securities and FHLB
 stock.........................   (368)    104    (264)   (155)    58     (97)
Interest earning deposits......    229      78     307     (22)    (5)    (27)
                                ------  ------  ------  ------  -----  ------
  Total interest income........ $1,340  $  312  $1,652  $1,765  $(128) $1,637
                                ======  ======  ======  ======  =====  ======
Certificates of deposit........ $  984  $  937  $1,921  $  554  $(291) $  263
Savings accounts...............      8      95     103      47    (22)     25
Interest bearing demand
 deposits......................   (118)    (17)   (135)    168     15     183
                                ------  ------  ------  ------  -----  ------
  Total interest on deposits...    874   1,015   1,889     769   (298)    471
FHLB advances..................    (41)    --      (41)      1    --        1
Other borrowed funds...........   (300)     (1)   (301)    (15)   --      (15)
                                ------  ------  ------  ------  -----  ------
  Total interest expense....... $  533  $1,014  $1,547  $  755  $(298) $  457
                                ======  ======  ======  ======  =====  ======

RESULTS OF OPERATIONS FOR THE YEARS ENDED JUNE 30, 1997 AND 1996

  Net Income. Net income was $2.3 million, or $1.26 per share, for the year ended June 30, 1997 compared to $2.8 million, or $1.54 per share, for the year ended June 30, 1996, an 18.2% decline, primarily as a result of noninterest expense increasing more rapidly than net interest income, coupled with a decrease in noninterest income. The increase in noninterest expenses was attributable to two factors: (1) the expansion in Pierce County of the Bank's branch office network and development of the Bank's relationship banking capacity; and (2) the legislatively-mandated, one-time assessment levied by the FDIC on all SAIF-insured institutions to recapitalize the SAIF deposit insurance fund. The decrease in noninterest income was principally the result of lower gains on sales of loans due to a decline in the volume of originations of residential mortgage loans.

  Net Interest Income. Net interest income increased $1.2 million, or 14.2%, in 1997 compared to 1996 primarily due to a $22.0 million increase in the average balance of loans. The growth in average loan balances was most pronounced in commercial loans ($17.7 million of the total $22.0 million increase). Net interest income increased as a result of an improved net interest spread coupled with average interest earning assets increasing more rapidly than average interest bearing liabilities, with the difference funded by noninterest bearing deposits.

  Net interest margin, which is net income divided by average interest earning assets, for 1997 increased to 4.50% from 4.31% in 1996. The increase was primarily the result of a growth in earning assets at increased rates coupled with a decline in the average cost of interest bearing deposits (particularly for certificates of deposit). Certificates of deposit with scheduled maturities of one year or less increased to 90% of certificate accounts as of June 30, 1997 compared to 83% as of June 30, 1996, while average rates on certificates decreased to 5.54% from 5.78%. The increase in the average yield on interest earning assets was the result of shifting funds from lower yielding investments and mortgage backed securities into higher yielding loans and the overall growth in loans, particularly commercial loans.

  Provision for Loan Losses. In 1997, the Bank recorded a $1.2 million recovery on a multifamily mortgage loan which had been partially charged off in a prior year. In reviewing the adequacy of the Bank's allowance for loan losses as of June 30, 1997, management determined that the allowance balance was more than adequate to cover any potential losses in the Bank's loan portfolio and therefore reduced the allowance balance through a $270,000 negative provision for loan losses.

  Management considers the allowance for loan losses at June 30, 1997 to be adequate to cover reasonably foreseeable loan losses based on management's assessment of various factors affecting the loan portfolio, including the level of problem loans, business conditions, estimated collateral values, loss experience and credit concentrations.

  Noninterest Income. Total noninterest income decreased $951,000, or 22.1%, in 1997 compared with 1996. The major component of this category, gains on sales of loans, decreased $1.0 million, or 34.2% from 1996 to 1997 due to a lower volume of mortgage loans sold ($87.0 million in 1997 compared to $119.5 million in 1996). The decrease in volume of originations of one- to four-family residential mortgage loans in 1997 compared with 1996 was due to weakness in the residential mortgage market and the loss of two key producers by the end of fiscal 1996. Commissions on sales of annuities and securities declined $76,000, or 25.7%, as a result of lower sales volume due to staff turnover. Service charges on deposits increased $109,000, or 30.8%, due to growth in personal and business checking accounts. In June 1997, the Bank sold its former branch premises in Shelton, recognizing an $84,000 gain on the sale.

  Noninterest Expense. Total noninterest expense increased $2.7 million, or 31.9%, in 1997 compared with 1996. The increase was attributable to: (i) the Bank's expansion of its branch network in Pierce County and development of the Bank's relationship banking capacity; and (ii) a one-time special assessment of $1.1 million required by legislation enacted in August 1996, to recapitalize the SAIF fund of the FDIC. Total noninterest expense (less the nonrecurring SAIF assessment of $1.1 million) was 77.89% of adjusted revenue (the sum of net interest income plus noninterest income), for the year ended June 30, 1997 as compared to 66.68% for the same period in 1996.

  Salaries and employee benefits increased $757,000, or 16.1%. The increase reflects the hiring of a Senior Loan Administrator (in June 1996) and six commercial lending officers for the Pierce County market (four of which were hired in June 1996), the staffing additions for the 80th and Pacific branch (which opened in October 1996) and the full year effect of staffing additions for the Lakewood branch (which opened in February 1996). Occupancy expense increased $463,000, or 36.9%, as result of the operating costs of the new branch facilities opened during 1996 and 1997 and the full year depreciation impact of the installation of a bank-wide personal computer network in March 1996. FDIC premiums and special assessment increased $855,000, or 210%, due to the $1.1 million special assessment mentioned above. The Bank's federal deposit insurance premiums were reduced by the FDIC from 0.23% (on an annualized basis) of insured deposits for the quarter ended September 30, 1996 to 0.06% of insured deposits for the semi-annual period ended June 30, 1997.

  Income Taxes. The Bank recorded a Federal income tax benefit of $245,000 for the year ended June 30, 1997 as a result of the reversal of $938,000 deferred tax liability related to the potential recapture of the pre-1988 additions to the tax bad debt reserve which could have been triggered by the MHC Reorganization in January 1994. Based on subsequent legislation, the Bank reversed the $938,000 deferred tax liability as a reduction of Federal income tax expense during the year ended June 30, 1997.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

  Net income. Net income increased $239,000, or 9.4%, for the year ended June 30, 1996 to $2.8 million from $2.5 million for the year ended June 30, 1995. This increase resulted primarily from noninterest income increasing more rapidly than noninterest expenses, while net interest income rose slightly.

  Net Interest Income. Net interest income increased $105,000, or 1.3%, in 1996 compared with 1995 despite growth in average loans of $18.2 million, or 12.8%, due principally to a decrease in net interest spread to 3.84% in 1996 from 4.14% in 1995. Average interest bearing liabilities increased by $12.6 million (concentrated in certificates of deposit), or 7.7%, in 1996, while average interest earning assets increased by $13.3 million, or 7.4%. The average rate on interest bearing liabilities rose to 4.88% from 4.31% in 1995, while the average rate on interest earning assets increased to 8.72% from 8.45%.

  The increase in loans resulted from a greater emphasis on commercial lending coupled with an increase in residential and commercial real estate mortgage loans. The growth in certificates of deposit reflected rate promotions offered in concert with the new branch openings in 1995 and 1996 and was accompanied by a reduction of $3.7 million, or 9.0%, in lower cost interest bearing demand deposits.

  Provision for Loan Losses. There were no provisions for loan losses in 1995 or 1996 as management deemed the allowance for loan losses at June 30, 1995 and 1996 adequate to provide for reasonably foreseeable loan losses at those dates.

  Noninterest Income. Noninterest income increased $1.3 million, or 41.4%, to $4.3 million for 1996, from $3.0 million for 1995. Gains on sales of loans increased $1.4 million, or 83.1%, due to a larger volume of mortgage loan originations ($140.2 million in 1996 versus $93.6 million in 1995) and mortgage loans sold ($119.5 million in 1996 versus $63.3 million in 1995). Commissions on sales of annuities and securities increased $55,000, or 23%, as a result of higher sales volume and a shift in relative mix of sales from lower fee producing securities sales into variable annuities. Service charges on deposits increased $146,000, or 71%, due to growth in personal and business noninterest bearing checking accounts. The gain on sale of premises in 1995 occurred due to the sale of a former branch facility in Lacey.

  Noninterest Expense. Noninterest expense for 1996 increased $997,000, or 13.4%, from 1995 due principally to an increase in compensation and occupancy expense. Salaries, bonuses and employee benefits increased by $535,000, or 12.8%, due to staffing additions related to new branches opened (Indian Summer in January 1995 and Lakewood in February 1996), increases in mortgage banking support staff and information systems support, management bonuses and increases in employee benefit plan contributions. Occupancy expense increased $275,000, or 28.1%, due to the operating costs of the new branch facilities opened in 1995 and 1996 and the depreciation impact of the installation of a personal computer network in March 1996. Federal deposit insurance premiums increased as a result of higher average deposit levels in 1996, while data processing expenses increased due to greater transaction processing levels related to checking accounts (business and personal). Marketing expenses decreased by $38,000 as a result of one less new branch opening in 1996. Office supplies and printing decreased by $28,000 due to management's efforts in controlling the growth of these expenditures. Other noninterest expenses increased $195,000 as a result of branch expansion and growth in customer accounts, increased professional services and higher business and occupation taxes due to increased revenues in 1996.

LIQUIDITY AND CAPITAL RESOURCES

  The Bank's primary sources of funds are customer deposits, loan repayments, loan sales, maturing investment securities and advances from the FHLB of Seattle. These funds, together with retained earnings, equity and other borrowed funds, are used to make loans, acquire investment securities and other assets and to fund continuing operations. While maturities and scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by the level of interest rates, economic conditions and competition.

  The Bank must maintain an adequate level of liquidity to ensure the availability of sufficient funds to fund loan originations and deposit withdrawals, to satisfy other financial commitments and to fund operations. The Bank generally maintains sufficient cash and short term investments to meet short term liquidity needs. At June 30, 1997, cash and cash equivalents totaled $7.6 million, or 3.1% of total assets, and investment securities classified as held to maturity with maturities of one year or less amounted to $3.8 million, or 1.6% of total assets. At June 30, 1997, the Bank maintained a credit facility with the FHLB of Seattle for up to 20% of assets or $48.4 million (of which only $890,000 was outstanding at that date).

  To fund the growth of the Bank, management's strategy has been to build core deposits (which the Bank defines to include all deposits except public funds) through the development of its branch office network and commercial banking relationships. Total deposits increased $18.7 million, or 9.8%, to $209.8 million at June 30,

1997 from $191.1 million at June 30, 1996. Of this increase, $3.6 million was in the form of a short term public deposit which matured and was withdrawn in July 1997. Historically, the Bank has been able to retain a significant amount of its deposits as they mature. Management anticipates that the Bank will continue to rely on the same sources of funds in the future and will use those funds primarily to make loans and purchase investment securities.

  Heritage Bank is subject to certain regulatory capital requirements. As of June 30, 1996 and 1997, the Bank was classified as a "well capitalized" institution under the criteria established by the FDIC Act. See "Historical and Pro Forma Regulatory Capital Compliance."

ASSET/LIABILITY MANAGEMENT

  The Bank's primary financial objective is to achieve long term profitability while controlling its exposure to fluctuations in market interest rates. To accomplish this objective, management has formulated an interest rate risk management policy that attempts to manage the mismatch between asset and liability maturities while maintaining an acceptable interest rate sensitivity position. The principal strategies which the Bank employs to control its interest rate sensitivity are: (i) sale of most long term, fixed rate, one-to four-family residential mortgage loan originations in the secondary mortgage market; (ii) retention of some adjustable rate mortgage loans; (iii) the origination of commercial loans and residential construction loans at variable interest rates for terms generally one year or less; and (iv) keeping investment securities with generally short term maturities. Additionally, the Bank offers noninterest bearing demand deposit accounts to businesses and individuals. The Bank's longer term objective is to reduce its dependency on certificates of deposit, which tend to be a higher cost source of funds and most susceptible to movement from the Bank if market interest rates increase, by increasing its proportion of noninterest bearing demand deposits, interest bearing demand deposits and money market accounts and savings deposits.

  The Bank's asset and liability management strategies have resulted in a negative one year "gap" of 9.18% as of June 30, 1997. This one year gap is the difference between the dollar amount of its interest earning assets and interest bearing liabilities that mature or reprice within one year as a percentage of total interest earning amounts, based on certain estimates and assumptions as discussed below. Although management believes that the implementation of its operating strategies has reduced the potential effects of changes in market interest rates on the Bank's results of operations, the negative gap indicates that increases in market interest rates may adversely affect the Bank's results.

  The following table sets forth the estimated maturity or repricing and the resulting interest rate sensitivity gap of the Bank's interest earning assets and interest bearing liabilities at June 30, 1997 based upon estimates of expected mortgage prepayment rates and deposit decay rates consistent with national trends. The Bank has adjusted mortgage loan maturities for loans held for sale by reflecting these loans in the zero to three month category which is consistent with their sale in the secondary mortgage market. The amounts in the table are derived from the Bank's internal data, and because certain assumptions have been utilized in presenting this data, the amounts may not be consistent with financial information appearing elsewhere in this Prospectus that have been prepared in accordance with generally accepted accounting principles. The amounts in the tables also could be significantly affected by external factors, such as changes in prepayment assumptions, early withdrawal of deposits and competition.

                                ESTIMATED MATURITY OR REPRICING WITHIN
                          ----------------------------------------------------------
                            0-3       4-12       1-5      5-10    MORE THAN
                          MONTHS     MONTHS     YEARS     YEARS   10 YEARS   TOTAL
                          -------   --------   -------   -------  --------- --------
                                        (DOLLARS IN THOUSANDS)
INTEREST EARNING ASSETS:
 Loans..................  $45,321   $ 77,607   $57,294   $23,942   $4,029   $208,193
 Mortgage backed
  securities............      --          35        23       207    4,894      5,159
 Investment securities..      321      3,496     4,689       --       --       8,506
 FHLB stock.............    1,511        --        --        --       --       1,511
 Interest earning
  deposits..............      175        --        --        --       --         175
                          -------   --------   -------   -------   ------   --------
  Total interest earning
   assets...............  $47,328   $ 81,138   $62,006   $24,149   $8,923   $223,544
 Noninterest earning
  assets................                                                      18,620
                                                                            --------
  Total assets..........                                                    $242,164
                                                                            ========
INTEREST BEARING
 LIABILITIES
 Deposits
 Certificates of
  deposit...............  $35,412   $ 78,394   $12,866   $   109      --    $126,781
 Savings accounts.......    2,417      6,084    15,074     3,998      801     28,374
 Interest bearing demand
  and money market
  deposits..............    9,879     15,921    15,889     2,863      585     45,137
                          -------   --------   -------   -------   ------   --------
  Total interest bearing
   deposits.............   47,708    100,399    43,829     6,970    1,386    200,292
 FHLB advances..........      890        --        --        --       --         890
                          -------   --------   -------   -------   ------   --------
  Total interest bearing
   liabilities..........  $48,598   $100,399   $43,829   $ 6,970   $1,386   $201,182
 Noninterest bearing
  liabilities and
  equity................                                                      40,982
                                                                            --------
  Total liabilities and
   equity...............                                                    $242,164
                                                                            ========
RATE SENSITIVITY GAP....  $(1,270)  $(19,261)  $18,177   $17,179   $7,537   $ 22,362
 Cumulative rate
  sensitivity gap:
 Amount.................   (1,270)   (20,531)   (2,354)   14,825   22,362
 As a percentage of
  interest earning
  assets................    (0.57)%    (9.18)%   (1.05)%    6.63%
                          =======   ========   =======   =======

  Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. Additionally, certain assets, such as adjustable rate mortgages, have features which restrict changes in the interest rates of such assets both on a short term basis and over the lives of such assets. Further, in the event of a change in market interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their adjustable rate debt may decrease in the event of a substantial increase in market interest rates.

MARKET RISK DISCLOSURES ON FINANCIAL INSTRUMENTS

  The table below provides information as of June 30, 1997 about the Bank's financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. The data in this table may not be consistent with the amounts in the preceding table which represents amounts by the repricing date or maturity date (whichever occurs sooner) adjusted by estimates such as mortgage prepayments and deposit decay or early withdrawal rates.

                                              BY EXPECTED MATURITY DATE
                          ------------------------------------------------------------------------
                                                 YEAR ENDED JUNE 30
                          ------------------------------------------------------------------------
                                                                       AFTER                FAIR
                            1998     1999     2000    2001    2002      2002     TOTAL     VALUE
                          --------  -------  ------  ------  -------  --------  --------  --------
                                               (DOLLARS IN THOUSANDS)
INVESTMENT SECURITIES
 Amounts maturing:
 Fixed rate.............  $  3,817  $ 4,689  $   --  $   --  $    --  $     --  $  8,506  $  8,498
 Weighted average
  interest rate.........      5.87%    5.83%                                        5.85%
MORTGAGE BACKED
 SECURITIES
 Amounts maturing:
 Fixed rate.............  $     --  $    --  $   --  $   23  $    --  $  5,101  $  5,124  $  5,343
 Weighted average
  interest rate.........                               8.50%              8.30%     8.30%
 Adjustable rate........        --       --      --      --       --        35        35        37
 Weighted average
  interest rate.........                                                  8.28%     8.28%
                          --------  -------  ------  ------  -------  --------  --------  --------
  Totals................  $     --  $    --  $   --  $   23  $    --  $  5,136  $  5,159  $  5,380
                                                       8.50%              8.30%     8.30%
LOANS
 Amounts maturing
 Fixed rate.............  $  8,373  $ 1,910  $1,641  $  930  $ 7,967  $ 86,982  $107,803  $ 98,896
 Weighted average
  interest rate.........      8.94%    8.93%   9.15%   9.31%    8.90%     8.59%     8.66%
 Adjustable rate........    29,351    5,908   1,001   2,704    3,913    57,513   100,390   110,948
 Weighted average
  interest rate.........      9.62%    9.05%   9.48%   9.67%    9.01%     8.69%     9.03%
                          --------  -------  ------  ------  -------  --------  --------  --------
  Totals................  $ 37,724  $ 7,818  $2,642  $3,634  $11,880  $144,495  $208,193  $209,845
                              9.47%    9.02%   9.27%   9.57%    8.94%     8.63%     8.84%
CERTIFICATES OF DEPOSIT
 Amounts maturing:
 Fixed rate.............  $113,806  $10,437  $2,299  $   61  $    69  $    109  $126,781  $126,568
 Weighted average
  interest rate.........      5.46%    5.56%   5.75%   5.35%    5.14%     6.60%     5.47%

IMPACT OF INFLATION AND CHANGING PRICES

  The primary impact of inflation on the Bank's operations is increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates.

RECENT ACCOUNTING PRONOUNCEMENTS

  The Financial Accounting Statements Board ("FASB") issued Statement of Accounting Standards ("SFAS") No. 128, "Earnings Per Share". SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly-held common stock or potential common stock. It replaces the presentation of primary EPS with a presentation of basis EPS and requires the dual presentation of basic and diluted EPS on the fact of the income statement. SFAS No. 128 is effective for the financial statements for the periods ending after December 15, 1997. SFAS No. 128 requires restatement of all prior period EPS data presented. The impact of its adoption is not expected to be material to the Company.

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". SFAS 130 establishes standards for reporting comprehensive income and its components (revenues, expenses, gains and losses) in a full set of financial statements. This Statement requires that the Bank (a) classify items of other comprehensive income by their nature in its financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial condition. This Statement is effective for the year ending June 30, 1999.

  In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". SFAS 131 requires public companies to report financial and descriptive information about its operating segments. Operating segments are components of a business about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The adoption of SFAS 131 is required for the fiscal year ended June 30, 1999 and the Bank is currently evaluating the effect of this Statement.

  On January 28, 1997, the SEC amended their rules and regulations to require public companies to provide enhanced descriptions of accounting policies for derivative financial instruments and derivative commodity instruments in the footnotes to their financial statements. The accounting policy requirement became effective for all filings that include financial statements for periods ending after June 15, 1997. The Bank had no derivative financial instruments or derivative commodity instruments at June 30,1997 or at any time during the three year period then ended. The Bank believes that it is in compliance with this amended rule.

                            BUSINESS OF THE COMPANY

GENERAL

  The Company was organized as a Washington business corporation at the direction of the Board of Directors of the Bank in August 1997 for the purpose of becoming a holding company for the Bank upon completion of the Conversion. The Company has filed an application with the Federal Reserve Bank of San Francisco to become a bank holding company and for approval to acquire the Bank. Immediately following the Conversion, the only significant assets of the Company will be the capital stock of the Bank, that portion of the net proceeds of the Offerings to be retained by the Company and a note receivable from the ESOP evidencing a loan from the Company to fund the Bank's ESOP. See "Use of Proceeds." Management believes that the holding company structure and proceeds of the Offerings may facilitate possible future acquisitions of other financial institutions, such as commercial banks or savings institutions, or branches of other financial institutions and thereby further expansion into existing and new market areas. The holding company structure will also provide increased flexibility to the Company to diversify into a variety of banking-related activities and to repurchase its stock.

BUSINESS

  Prior to the Conversion, the Company will not engage in any significant operations. Upon completion of the Conversion, the Company's sole business activity will be the ownership of the stock of the Bank. Following the Conversion, the Company will be engaged in the business of directing, planning and coordinating the business activities of the Bank. In the future, the Company may acquire or organize other operating subsidiaries, including other financial institutions, although there are no current plans, arrangements, agreements or understandings, written or oral, to do so.

  Initially, the Company will neither own nor lease any property but will instead use the premises, equipment and furniture of the Bank with the payment of appropriate rental fees in accordance with applicable laws and regulations.

  Since the Company will only hold the capital stock of the Bank, the competitive conditions applicable to the Company will be the same as those confronting the Bank. See "Business of the Bank--Competition."

                             BUSINESS OF THE BANK

GENERAL

  The Bank is a state-chartered stock savings bank headquartered in Olympia, Washington, the state capital of Washington. The Bank was originally chartered in 1927 and since 1935 its savings accounts have been federally insured. At June 30, 1997, the Bank had $242.2 million of total assets, $214.5 million of total liabilities, including $209.8 million of deposits, and $27.7 million of stockholders' equity. The Bank presently has ten full service offices in its market areas of Thurston, Pierce and Mason Counties.

IMPLEMENTATION OF GROWTH STRATEGY

  Geographic and Product Expansion. Since the end of fiscal 1994, the Bank has doubled its number of offices, to ten full service locations. New branches were opened in the West Olympia and Indian Summer areas of Thurston County in fiscal 1995, and an office was opened in Lakewood, Pierce County, in fiscal 1996. In October 1996, an office was established in Tacoma, Pierce County, and the tenth office was opened, in downtown Tacoma, in the Spring of 1997. During the last four years, the Bank has constructed new buildings in Lacey, Thurston County, and Shelton, Mason County, to replace existing branch buildings and to better service customers in these markets. The Bank has installed Automated Teller Machines at six of its offices.

  Concurrent with geographic expansion, the Bank has (i) developed business checking accounts and commercial lending products and other services for businesses and high net worth individuals; (ii) introduced Visa(TM) debit and credit cards; (iii) installed an automated voice response system for customer account inquiries and (iv) developed products to assist realtors and potential borrowers to obtain information about loan programs and qualifications. To accommodate new products and to improve internal operating and reporting, the Bank converted to a new data processing system with a data service bureau and installed a personal computer network.

  Loan Portfolio Diversification. Since initiating its expansion activities, the Bank has supplemented its traditional mortgage loan products with an increased emphasis on variable interest rate commercial loans. Total loans increased to $208.2 million at June 30, 1997 from $130.4 million at June 30, 1993, commercial loans increased to $39.4 million, or 18.95% of total loans, from $1.2 million, or 0.92% of total loans at June 30, 1993. One- to four-family residential loans increased in amounts outstanding but decreased to 49.68% from 56.29% of total loans, and multi-family and commercial real estate loans similarly increased in amounts outstanding while decreasing to 24.60% from 30.97% of total loans during that period. Most of the loans categorized by the Bank as commercial business loans are collateralized by real estate, but repayment is expected from a source other than operations or sale of the real estate. See "--Lending Activities."

  Development of Relationship Banking. In fiscal 1994, the Bank initiated efforts to develop a business banking department under the direction of a senior officer with commercial banking experience in Thurston County. The new department concentrated its efforts on development of expanded lending and deposit relationships with existing and new customers of the Bank in Mason and Thurston counties. In June 1996, the Bank hired a former south Puget Sound Regional Manager for a large commercial bank as Senior Vice President--Loan Administration. The management addition was made for the purpose of enhancing the Bank's relationship banking capacity and to establish a commercial banking presence in Pierce County. Since that time, the Bank has also hired six additional lending officers who have experience lending to small businesses and individuals in the Pierce County market. While the banking market is very competitive, recent mergers of regional commercial banks with significant presence in the Bank's principal market areas have, in management's view, provided a greater opportunity for community banks to fill a personal service niche which the Bank believes has been created by the mergers. Management believes that the Bank can develop a larger market share in the Pierce County market while continuing to expand in the Thurston and Mason County markets, by delivering an efficient and personalized banking service and developing relationships with small businesses and high net worth individuals who are seeking a relationship with a responsive, service oriented provider of financial products and services.

  Maintenance of Asset Quality. While pursuing its growth strategy, the Bank will continue its policy of seeking to employ consistent underwriting and loan monitoring procedures, in order to maintain asset quality. The Bank's loan portfolio grew 59.6% between June 30, 1993 and June 30, 1997. Nonperforming loans remained at less than $436,000 during the four year period, as did total nonperforming assets. At June 30, 1997, nonperforming loans constituted 0.06% of the Bank's total loans and the allowance for loan losses to nonperforming loans was 2069.17%.

  The Bank's main office is located at 201 5th Avenue S.W., Olympia, Washington 98501 and its telephone number is (360) 943-1500.

MARKET AREAS

  The Bank has been, and intends to continue to be, a community-oriented financial institution offering financial services to meet the needs of the communities it serves. Headquartered in Olympia, Thurston County, Washington, the Bank conducts business from ten full service offices, five in Thurston County, one in Mason County and four in Pierce County. The Bank has two mortgage origination offices, one in Thurston and one in Pierce County, both of which operate within banking offices.

  Olympia enjoys a stable economic climate, largely due to government employment and military personnel, both retired and active. State government is by far the largest and most important employer in Thurston County, employing over 40% of the total county work force. Federal, county, and municipal government comprise nearly 50% of the county's employment base. Fort Lewis and McChord Air Force Base are both located in the Bank's primary market area.

  Thurston County has a population of 197,600 as of April 1, 1997 and was one of the fastest growing metropolitan counties in the state of Washington as reported in the national 1990 census. Thurston County's growth has been spurred by an increase in government employment in the 1980's and the expansion of a large retirement population, including many former military personnel.

  Pierce County, where Tacoma is located, has a population of 674,300 as of April 1, 1997. Its economy is well-diversified, with the principal industry being aerospace, shipping, military-related government employment, agriculture and forest products. Pierce County's economy is expected to benefit over the next few years because of Intel Corporation's decision to build a computer chip facility in DuPont and the expansion of the Matsushita semiconductor plant in Puyallup, east of Tacoma. The Puget Sound Economic Forecaster, a regional publication providing economic forecasts and commentary, predicts that Pierce County will likely have the strongest economic performance in the Puget Sound region through 1999. Forbes magazine recently published its prediction that the Tacoma area would be among the top twenty-five cities in the United States in terms of job growth, especially in the areas of computers and semiconductors.

  The Bank's market area also includes Shelton and the surrounding Mason County area. The population of Mason County is approximately 47,900 and its economy is substantially dependent upon timber and the forest products industries.

LENDING ACTIVITIES

  General. The Bank traditionally has originated one- to four-family mortgage loans and, to a lesser extent, multifamily, commercial real estate and construction loans. In fiscal 1994, the Bank implemented a growth strategy which is intended to broaden its products and services from traditional thrift products and services to those more closely related to commercial banking. In this regard, in 1993, the Bank began to emphasize relationship banking, in order to improve customer loyalty through maximizing the number of lending and deposit relationships with a customer. The focus also included expanding the Bank's commercial business lending capabilities. In early fiscal 1997, several commercial loan officers, experienced in the Puget Sound region, were hired to continue the expansion. The loan officers, in addition to bringing to the Bank some previous customer relationships, have taken advantage of the opportunity to attract customers of banks that have been acquired in the recent wave of mergers with out-of-area acquirors. Such customers often perceive that non-local decision makers do not provide the efficient, personal service they were used to receiving. It is possible that the large out-of-area acquirors will begin to better serve small business and professionals. Heritage Bank anticipates, however, that it will, by then, have more fully developed its reputation as a commercial lender. As the Bank pursues its strategy, management is continuing to emphasize strong asset quality.

  The Bank's overall lending operations are guided by loan policies which are reviewed and approved annually by its Board of Directors, and which outline the basic policies and procedures by which lending operations are conducted. Generally, the policies address the types of loans, underwriting and collateral requirements, terms, interest rate and yield considerations, and compliance with laws and regulations. The Bank supplements its own supervision of the loan underwriting and approval process with periodic but informal loan audits by an experienced internal loan quality specialist, who reviews credit quality, loan documentation and compliance with laws and regulations.

  During the loan process, the Bank assesses both the borrower's ability to repay the loan and the adequacy of the underlying collateral. Potential residential borrowers complete an application which is submitted to a loan officer of the Bank. As part of the loan application process, qualified independent fee appraisers inspect and appraise the property which is offered to secure the loan. The Bank also obtains information concerning the income, financial condition, employment, and credit history of the applicant. The Bank's loan officers and the loan underwriting department analyze the loan application and the property to be used as collateral. Loans to be sold on the secondary market are approved or denied based on guidelines established by secondary market agencies such as the Federal National Mortgage Association ("FNMA"), the Federal Housing Authority (the "FHA") or the Veteran's Administration (the "VA"). Loans to be placed in the portfolio are approved or denied by a loan committee consisting of the loan officer and the Chief Executive Officer. Loan requests for less than $1.5 million and where the borrower's total bank liability is less than $1.5 million may be approved by the Chief Executive Officer. Loan requests for over $1.5 million or any request where the borrower's total bank liabilities exceeds $1.5 million must be approved by the Chief Executive Officer and either the Board of Directors or the Board Executive Committee.

  The following table sets forth at the dates indicated the Bank's loan portfolio composition by type of loan. These balances are net of deferred loan fees and prior to deduction for the allowance for loan losses.

                                                            AT JUNE 30
                          ----------------------------------------------------------------------------------------
                               1993              1994              1995              1996              1997
                          ----------------  ----------------  ----------------  ----------------  ----------------
                                     % OF              % OF              % OF              % OF              % OF
                                    TOTAL             TOTAL             TOTAL             TOTAL             TOTAL
                          BALANCE   LOANS   BALANCE   LOANS   BALANCE   LOANS   BALANCE   LOANS   BALANCE   LOANS
                          --------  ------  --------  ------  --------  ------  --------  ------  --------  ------
                                                      (DOLLARS IN THOUSANDS)
Commercial..............  $  1,203    0.92% $  4,902    3.80% $  9,983    6.31% $ 18,269   10.82% $ 39,445   18.95%
Real estate mortgages
 One- to four-family
  residential(1)........    73,431   56.29    70,019   54.25    90,985   57.52    93,157   55.15   103,439   49.68
 Five or more family
  residential and
  commercial
  properties............    40,395   30.97    39,731   30.78    38,494   24.33    42,560   25.20    51,209   24.60
                          --------  ------  --------  ------  --------  ------  --------  ------  --------  ------
 Total real estate
  mortgages.............   113,826   87.26   109,750   85.03   129,479   81.85   135,717   80.35   154,648   74.28
Real estate construction
 One- to four-family
  residential...........    12,115    9.29    13,251   10.26    16,504   10.43    14,509    8.59    12,683    6.09
 Five or more family
  residential and
  commercial
  properties............     2,970    2.28       --      --      1,538    0.97       393    0.23     1,029    0.50
                          --------  ------  --------  ------  --------  ------  --------  ------  --------  ------
 Total real estate
  construction(2).......    15,085   11.57    13,251   10.26    18,042   11.40    14,902    8.82    13,712    6.59
Consumer................       997    0.76     1,934    1.50     1,812    1.15     1,105    0.65     1,467    0.70
                          --------  ------  --------  ------  --------  ------  --------  ------  --------  ------
Gross loans.............  $131,111  100.51% $129,837  100.59% $159,316  100.71% $169,993  100.64% $209,272  100.52%
Less deferred loan
 fees...................      (662)  (0.51)     (763)  (0.59)   (1,126)  (0.71)   (1,090)  (0.64)   (1,079)  (0.52)
                          --------  ------  --------  ------  --------  ------  --------  ------  --------  ------
Total loans.............  $130,449  100.00% $129,074  100.00% $158,190  100.00% $168,903  100.00% $208,193  100.00%
                          ========  ======  ========  ======  ========  ======  ========  ======  ========  ======

--------
(1) Includes loans held for sale of $7,435, $4,110, $5,944, $5,286 and $6,322, respectively.
(2) Balances are net of undisbursed loan proceeds.

  The following table presents at June 30, 1997, (i) the aggregate maturities of loans in the named categories of the Bank's loan portfolio and (ii) the aggregate amounts of fixed rate and variable or adjustable rate loans in the named categories that mature after one year:

                                                           MATURING
                                                -------------------------------
                                                WITHIN    1-5    AFTER
                                                1 YEAR   YEARS  5 YEARS  TOTAL
                                                ------- ------- ------- -------
                                                        (IN THOUSANDS)
   Commercial.................................. $17,341 $ 8,791 $13,313 $39,445
   Real estate construction....................  10,718   2,364     630  13,712
                                                ------- ------- ------- -------
     Total..................................... $28,059 $11,155 $13,943 $53,157
                                                ======= ======= ======= =======
   Fixed rate loans............................         $ 6,444 $ 5,395 $11,839
   Variable or adjustable rate loans...........           4,711   8,548  13,259
                                                        ------- ------- -------
     Total.....................................         $11,155 $13,943 $25,098
                                                        ======= ======= =======

REAL ESTATE LENDING

  One- to Four-Family Residential Real Estate Lending. The majority of residential loans have been originated through the Bank and are secured by one- to four-family residences located in the Bank's primary market area. The Bank's underwriting standards require that one- to four-family portfolio loans generally be owner-occupied and that loan amounts not exceed 80% (90% with private mortgage insurance) of the current appraised value or cost, whichever is lower, of the underlying collateral. Terms typically range from 15 to 30 years. The Bank offers both fixed-rate mortgages and adjustable rate mortgages ("ARMs"), with repricing based on a Treasury Bill or other index. The Bank's ability to generate volume in ARMs however, is largely a function of consumer preference and the interest rate environment. The Bank's current policy is not to make ARMs with discounted initial interest rates (i.e., "teasers"). The Bank generally sells all government guaranteed mortgages both fixed rate and adjustable rate. In addition, in connection with management's strategies to control the Bank's interest rate sensitivity position, the Bank determines from time to time to what extent it will retain or sell other ARMs and other fixed rate mortgages. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Asset/Liability Management." At June 30, 1997, the Bank had $103.4 million, or 49.7%, of the Bank's total loans receivable, in one-to-four family residential mortgage loans of which $80.3 million, or 77.6% of this category, are at fixed interest rates.

  Multifamily and Commercial Real Estate Lending. The Bank has made, and anticipates continuing to make, on a selective basis, multifamily and commercial real estate loans in the Bank's primary market areas. Commercial real estate loans are made for small shopping centers, warehouses and professional offices, generally owner occupied. Cash flow coverage to debt servicing requirements is generally 1.2 times or more. The Bank's underwriting standards generally require that the loan-to-value ratio for multifamily and commercial real estate loans not exceed 80% of appraised value or cost, whichever is lower.

  At June 30, 1997, the Bank had $51.2 million, or 24.6% of the Bank's total loans receivable, in multifamily and commercial real estate loans secured by properties located primarily in the Bank's primary market area. Of the $51.2 million, $9.9 million, or 19.3% of this category, are at fixed interest rates.

  Multifamily and commercial real estate loans generally range in principal balance from $1.0 million to $2.0 million. At June 30, 1997, the largest such loan had an outstanding principal balance of $3.1 million and was secured by a 144 unit apartment complex located in the Bank's primary market area. At June 30, 1997, this loan was performing according to its terms.

  Multifamily and commercial real estate mortgage lending affords the Bank an opportunity to receive interest at rates higher than those generally available from one- to four-family residential lending. However, loans secured by such properties usually are greater in amount, more difficult to evaluate and monitor and, therefore, involve a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by multifamily and commercial real estate properties are often dependent on the successful operation and management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks by strictly scrutinizing the financial condition of the borrower, the quality of the collateral and the management of the property securing the loan. The Bank also generally obtains personal guarantees from financially capable borrowers based on a review of personal financial statements.

  Construction Loans. The Bank originates one- to four-family residential construction loans for the construction of custom homes (where the home buyer is the borrower) and provides financing to builders for the construction of pre-sold homes and speculative residential construction. The Bank loans to builders who have demonstrated a favorable record of performance and profitable operations and who are building in markets that management understands and in which it is comfortable with the economic conditions. The Bank further endeavors to limit its construction lending risk through adherence to strict underwriting procedures. Loans to one builder are generally limited on a case-by-case basis with unsold home limits based on builder strengths. Heritage Bank's underwriting standards require that the loan-to-value ratio for pre-sold homes and speculative residential construction not exceed 80% of appraised value or builder's cost less overhead, whichever is less. Speculative construction and land development loans are generally priced with a variable rate of interest using the prime rate as the index. The Bank generally requires builders to have some tangible form of equity in each construction project. That objective may be achieved by restricting draws to less than the acquisition cost of land plus a percentage of the builder's costs less overhead incurred to date, requiring that loan fees be paid from outside funds, requiring the builder to place equity funds in a construction loan account or by not reimbursing fees incurred by the builder such as legal fees, architectural fees, and building permits. Also, the Bank generally requires prompt and thorough documentation of all draw requests and utilizes outside inspectors to inspect the project prior to paying any draw requests from builders.

  Construction lending affords the Bank the opportunity to achieve higher interest rates and fees with shorter terms to maturity than does its single-family permanent mortgage lending. Construction lending, however, is generally considered to involve a higher degree of risk than single-family permanent mortgage lending because of the inherent difficulty in estimating both a property's value at completion of the project and the estimated costs of the project. The nature of these loans is such that they are generally more difficult to evaluate and monitor. If the estimate of construction cost proves to be inaccurate, the Bank may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value upon completion proves to be inaccurate, the Bank may be confronted with a project whose value is insufficient to assure full repayment. Projects may also be jeopardized by disagreements between borrowers and builders and by the failure of builders to pay subcontractors. Loans to builders to construct homes for which no purchaser has been identified carry more risk because the payoff for the loan depends on the builder's ability to sell the property prior to the time that the construction loan is due.

  At June 30, 1997, the Bank had $13.7 million, or 6.6% of the Bank's total loans receivable, in real estate construction loans. The majority of these construction loans, $12.7 million, are for one-to-four family residential properties. Of the $13.7 million total, most of these loans have variable interest rates and only $2.8 million have fixed interest rates.

  The Bank has reduced its activity in residential construction lending with originations of $16.3 million for fiscal 1997, $20.5 million in fiscal 1996 and $21.3 million for fiscal 1995. The reductions reflect changes in market conditions rather than a decision to deemphasize residential construction lending.

COMMERCIAL BUSINESS LENDING

  The Bank offers commercial loans to sole proprietorships, partnerships and corporations in real estate related industries and firms in the health care, legal and other professions. The types of commercial loans offered are business lines of credit which are secured by real estate or securities, business term loans secured by real estate for either working capital or lot acquisition, Small Business Association ("SBA") loans and unsecured business loans. Unsecured credit is reserved for business customers with impeccable character and demonstrated capability to repay. All unsecured loans in excess of $150,000 require the approval of the Chief Executive Officer. All unsecured loans in excess of $500,000 require approval of the Board of Directors.

  Commercial business lending generally involves greater risk than residential mortgage lending and involves risks that are different from those associated with residential and commercial real estate lending. Real estate lending is generally considered to be collateral based lending with loan amounts based on predetermined loan to collateral values and liquidation of the underlying real estate collateral is viewed as the primary source of repayment in the event of borrower default. Although the Bank's commercial business loans are often collateralized by real estate, the decision to grant a commercial business loan depends primarily on the creditworthiness and cash flow of the borrower (and any guarantors), while liquidation of collateral is a secondary source of repayment.

  As of June 30, 1997, the Bank had $39.4 million, or 18.9% of the Bank's total loans receivable, in commercial business loans. Collateral for these loans is generally owner occupied business or residential real estate. The Bank generally limits its exposure to any one borrowing relationship to $1.5 million, though loan relationships up to $4.0 million have been approved.

CONSUMER LENDING

  The Bank does not actively solicit consumer loans, which are offered primarily as a convenience to existing customers. While these types of loans are primarily secured by real estate, they also include savings and certificate of deposit loans, vehicle and recreational vehicle loans, stock secured loans and secured and unsecured lines of credit.

ORIGINATION AND SALES OF LOANS

  The Bank originates real estate and other loans at each of the Bank's offices with approximately two-thirds of the residential mortgage volumes generated from its two loan origination offices. Walk-in customers and referrals from real estate brokers are important sources of loan originations.

  Consistent with the Bank's asset/liability management strategy, the Bank sells a majority of its fixed rate and ARM residential mortgage loans into the secondary market. Commitments to sell mortgage loans generally are made during the period between the taking of the loan application and the closing of the mortgage loan. The timing of making these sale commitments is dependent upon the timing of the borrower's election to lock-in the mortgage interest rate and fees prior to loan closing. Most of these sale commitments are made on a "best efforts" basis whereby the Bank is only obligated to sell the mortgage if the mortgage loan is approved and closed by the Bank.

  When the Bank sells mortgage loans, it typically also sells the servicing of the loans (i.e., collection of principal and interest payments). The Bank serviced $23.3 million and $19.2 million in loans for others as of June 30, 1996 and 1997, respectively. The Bank received fee income of $75,000 during fiscal 1997 for these servicing activities.

  The following table presents summary information concerning the Bank's origination and sale of residential mortgage loans and the gains achieved on such activities.

                                                        YEAR ENDED JUNE 30,
                                                     -------------------------
                                                      1995     1996     1997
                                                     ------- -------- --------
                                                      (DOLLARS IN THOUSANDS)
   One- to four-family residential mortgage loans:
     Originated..................................... $93,564 $140,232 $104,145
     Sold...........................................  63,261  119,544   87,003
   Gains on sales of loans, net..................... $ 1,665 $  3,049 $  2,006

  The decrease in volume of originations of one- to four-family residential mortgage loans in 1997 compared with 1996 was due to weakness in the residential mortgage market and the loss of two key producers by the end of fiscal 1996. The Bank has a minimal amount of purchased loans and loan participations.

COMMITMENTS AND CONTINGENT LIABILITIES

  In the ordinary course of business, the Bank enters into various types of transactions that include commitments to extend credit that are not included in the Consolidated Financial Statements. The Bank applies the same credit standards to these commitments as it uses in all its lending activities and has included these commitments in its lending risk evaluations. The Bank's exposure to credit loss under commitments to extend credit is represented by the amount of these commitments. At June 30, 1997, the Bank had outstanding commitments to extend credit, including letters of credit, in the amount of $17.8 million.

DELINQUENCIES AND NONPERFORMING ASSETS

  Delinquency Procedures. When a borrower fails to make a required payment on a loan, the Bank attempts to cause the delinquency to be cured by contacting the borrower. In the case of loans other than commercial business loans, a late notice is sent 15 days after the due date. If the delinquency is not cured by the 30th day, a second notice is mailed and, if appropriate, the borrower is contacted by telephone. Additional written and verbal contacts are made with the borrower between 60 and 90 days after the due date.

  In the event a real estate loan payment is past due for 45 days or more, loan servicing personnel perform an in-depth review of the loan status, the condition of the property, and the circumstances of the borrower. Based upon the results of its review, the Bank may negotiate and accept a repayment program with the borrower, accept a voluntary deed in lieu of foreclosure or, when deemed necessary, initiate foreclosure proceedings. If foreclosed on, real property is sold at a public sale and the Bank may bid on the property to protect its interest. A decision as to whether and when to initiate foreclosure proceedings is made by the loan committee and is based on such factors as the amount of the outstanding loan in relation to the value of the property securing the original indebtedness, the extent of the delinquency, and the borrower's ability and willingness to cooperate in curing the delinquency.

  Real estate acquired by the Bank by deed in lieu of foreclosure or as a result of foreclosure is classified as real estate owned ("REO") until it is sold. When property is acquired, it is recorded at the lower of cost or estimated fair value at the date of acquisition, not to exceed net realizable value, and any write-down resulting therefrom is charged to the allowance for loan losses. Upon acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of the property's net realizable value.

  The Bank considers loans as in-substance foreclosed if the borrower has little or no equity in the property based upon its estimated fair value, if repayment can be expected only to come from operation or sale of the collateral, and if the borrower has effectively abandoned control of the collateral or has continued to retain control of the collateral but because of the borrower's current financial status, it is doubtful that the borrower will be able to repay the loan in the foreseeable future.

  Delinquencies in the commercial business loan portfolio are handled on a case-by-case basis. Generally, notices are sent and personal contact is made with the borrower when the loan is 15 days past due. Loan officers are responsible for collecting loans they originate or which are assigned to them. Depending on the nature of the loan and the type of collateral securing the loan, the Bank may negotiate and accept a modified payment program or take such other actions as the circumstances warrant.

  Classification of Assets. Federal regulations require that the Bank classify its assets on a regular basis. In addition, in connection with examinations of the Bank, the Division and FDIC examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: Substandard, Doubtful, and Loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of Substandard assets, with the additional characteristics that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as Loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Assets classified as Substandard or Doubtful require the institution to establish prudent general allowances for loan losses. If an asset or portion thereof is classified as Loss, the institution must charge off such amount. In March 1997, the FDIC performed its most recent examination of the Bank and the regulators' assessment of the Bank's classified assets is consistent with the Bank's internal classifications.

  Nonperforming Assets. Nonperforming assets consist of nonaccrual loans, restructured loans and real estate owned. The following table sets forth at the dates indicated information with respect to nonaccrual loans, restructured loans and real estate owned of the Bank.

                                                AT JUNE 30,
                                  -------------------------------------------
                                   1993     1994     1995     1996     1997
                                  -------  -------  -------  -------  -------
                                          (DOLLARS IN THOUSANDS)
Nonaccrual loans................. $    97  $    96  $    96  $    51  $   133
Restructured loans...............     --       --       --       --       --
                                  -------  -------  -------  -------  -------
  Total nonperforming loans......      97       96       96       51      133
Real estate owned................     157      --       --       --       --
                                  -------  -------  -------  -------  -------
  Total nonperforming assets..... $   254  $    96  $    96  $    51  $   133
                                  =======  =======  =======  =======  =======
Accruing loans past due 90 days
 or more.........................     --       --       --       --       --
Potential problem loans.......... $ 3,662  $ 3,568  $ 3,718  $ 1,613  $    68
Allowance for loan losses........   1,658    1,705    1,720    1,873    2,752
Nonperforming loans to loans.....    0.07%    0.07%    0.06%    0.03%    0.06%
Allowance for loan losses to
 loans...........................    1.27%    1.32%    1.09%    1.11%    1.32%
Allowance for loan losses to
 nonperforming loans............. 1709.28% 1776.04% 1791.67% 3672.55% 2069.17%
Nonperforming assets to total
 assets..........................    0.14%    0.05%    0.05%    0.02%    0.05%

  Nonaccrual Loans. The Bank's financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on its loan portfolio, unless a loan is placed on a nonaccrual basis. Loans are placed on nonaccrual status when there are serious doubts about the collectibility of principal or interest. The Bank's policy is to place a loan on nonaccrual status when the loan becomes past due for 90 days or more. Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected.

  At June 30, 1997, the Bank had $133,000 of nonaccrual loans which represents one single family mortgage. Interest on nonaccrual loans foregone was approximately $990 for the year ended June 30, 1997. There was no interest foregone on nonaccrual loans in fiscal 1995 and 1996.

ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

  The allowance for loan losses is maintained at a level considered adequate by management to provide for reasonably foreseeable loan losses based on management's assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions and loss experience and an overall evaluation of the quality of the underlying collateral, holding and disposal costs and costs of capital. The allowance is increased by provisions for loan losses charged to operations and reduced by loans charged off, net of recoveries.

  While management believes that it uses the best information available to determine the allowance for loan losses, unforeseen market conditions could result in adjustments to the allowance for loan losses, and net income could be significantly affected, if circumstances differ substantially from the assumptions used in determining the allowance.

  The following table sets forth for the periods indicated information regarding changes in the Bank's allowance for loan losses:

                                          YEAR ENDED JUNE 30,
                              -------------------------------------------------
                                1993       1994      1995      1996      1997
                              --------   --------  --------  --------  --------
                                         (DOLLARS IN THOUSANDS)
Total loans outstanding at
 end of period(1)...........  $130,449   $129,074  $158,190  $168,903  $208,193
Average loans outstanding
 during period..............   125,829    123,800   144,266   161,501   184,617
Allowance balance at
 beginning of period........     2,511      1,658     1,705     1,720     1,873
Provision for loan losses...       926        --        --        --       (270)
Charge-offs:
  Real estate(2)............    (1,866)       --        --        --        --
  Commercial................       --         --        --        --         (3)
  Consumer..................       --         --        --        --        --
                              --------   --------  --------  --------  --------
    Total charge-offs.......    (1,866)       --        --        --         (3)
                              --------   --------  --------  --------  --------
Recoveries:
  Real estate(2)............        87         47        15       153     1,152
  Commercial................       --         --        --        --        --
  Consumer..................       --         --        --        --        --
                              --------   --------  --------  --------  --------
    Total recoveries........        87         47        15       153     1,152
                              --------   --------  --------  --------  --------
      Net (charge-offs)
       recoveries...........    (1,779)        47        15       153     1,149
                              --------   --------  --------  --------  --------
Allowance balance at end of
 period.....................  $  1,658   $  1,705  $  1,720  $  1,873  $  2,752
                              ========   ========  ========  ========  ========
Ratio of net (charge-offs)
 recoveries during period to
 average loans outstanding..     (1.41)%     0.04%     0.01%     0.09%     0.62%
                              ========   ========  ========  ========  ========

--------
(1) Includes loans held for sale.
(2) During this five year period, all of the charge-offs and recoveries shown under the real estate category relate to real estate mortgages. None of the above activity related to real estate construction loans.

  The following table shows the allocation of the allowance for loan losses for the last five years. The allocation is based upon an evaluation of defined loan problems, historical ratios of loan losses for the Bank and industry wide and other factors which may affect future loan losses in the categories shown below:

                                                            AT JUNE 30
                          -------------------------------------------------------------------------------
                               1993            1994            1995            1996            1997
                          --------------- --------------- --------------- --------------- ---------------
                                   % OF            % OF            % OF            %OF             % OF
                                  TOTAL           TOTAL           TOTAL           TOTAL           TOTAL
                          AMOUNT LOANS(1) AMOUNT LOANS(1) AMOUNT LOANS(1) AMOUNT LOANS(1) AMOUNT LOANS(1)
                          ------ -------- ------ -------- ------ -------- ------ -------- ------ --------
                                                      (DOLLARS IN THOUSANDS)
BALANCE APPLICABLE TO:
Commercial..............  $   34    0.9%  $  144    3.8%  $  200    6.3%  $  446   10.8%  $1,094   18.8%
Real estate mortgages:
 One- to four-family
  residential...........     100   56.0       92   53.9      115   57.1      110   54.8      128   49.4
 Five or more family
  residential and
  commercial
  properties............   1,190   30.8    1,120   30.6    1,136   24.2      959   25.0      748   24.5
Real estate
 construction:
 One- to four-family
  residential...........     175    9.2      248   10.2      182   10.4      239    8.5      197    6.1
 Five or more family
  residential and
  commercial
  properties............      89    2.3      --     0.0       29    0.9       12    0.2       31    0.5
Consumer................       6    0.8       13    1.5       10    1.1        3    0.7        7    0.7
Unallocated.............      64              88              48             103             546
                          ------          ------          ------          ------          ------
 Total..................  $1,658  100.0%  $1,705  100.0%  $1,720  100.0%  $1,873  100.0%  $2,752  100.0%
                          ======  =====   ======  =====   ======  =====   ======  =====   ======  =====

--------
(1) Represents the total of all outstanding loans in each category as a percent of total loans outstanding.

INVESTMENT ACTIVITIES

  Investment securities are those securities which the Bank has the ability to hold to maturity and the intent to hold on a long-term basis or until maturity. Events which may be reasonably anticipated are considered when determining the Bank's intent to hold investment securities for the foreseeable future. Investment securities are carried at cost, adjusted for amortization of premiums and accretion of discounts. At June 30, 1997, the Bank had no securities classified as available for sale or trading.

  The investment policy of the Bank, which is established by the Board of Directors and monitored by the Audit and Finance Committee, is designed primarily to provide and maintain liquidity, to generate a favorable return on investments without incurring undue interest rate and credit risk, and to complement the Bank's lending activities. This policy dictates that investments will be made with the intent of holding them to maturity. The Bank's policy permits investment in various types of liquid assets permissible under applicable regulations, which include U.S. Treasury obligations, U.S. Government agency obligations, certain certificates of deposit of insured banks, FHLB stock and federal funds. Investment in non-investment grade bonds is not permitted under this policy.

  The following table summarizes the amortized cost, gross unrealized gains and losses and the resulting fair value of securities held for investment:

                                                     GROSS      GROSS
                                         AMORTIZED UNREALIZED UNREALIZED  FAIR
                                           COST      GAINS      LOSSES    VALUE
                                         --------- ---------- ---------- -------
                                                     (IN THOUSANDS)
June 30, 1995:
  U.S. Government and its agencies......  $18,094     $ 24      $ (70)   $18,048
  Mortgage backed securities............    7,465      314         (5)     7,774
                                          -------     ----      -----    -------
    Total held for investment...........   25,559      338        (75)    25,822
June 30, 1996:
  U.S. Government and its agencies......   15,292        5       (127)    15,170
  Mortgage backed securities............    5,979      159         (2)     6,136
                                          -------     ----      -----    -------
    Total held for investment...........   21,271      164       (129)    21,306
June 30, 1997:
  U.S. Government and its agencies......    8,506        9        (17)     8,498
  Mortgage backed securities............    5,159      224         (3)     5,380
                                          -------     ----      -----    -------
    Total held for investment...........  $13,665     $233      $ (20)   $13,878
                                          =======     ====      =====    =======

  For the above indicated dates, the Bank had no securities available for sale or trading.

  The following table sets forth certain information regarding the carrying value, weighted average yields and maturities or periods to repricing of the Bank's investment securities and mortgage backed securities at June 30, 1997.

                         US GOVERNMENT AND ITS      MORTGAGE BACKED
                                AGENCIES               SECURITIES                 TOTAL
                         ----------------------  ----------------------  -----------------------
                         AMORTIZED  FAIR         AMORTIZED  FAIR         AMORTIZED  FAIR
                           COST    VALUE  YIELD    COST    VALUE  YIELD    COST     VALUE  YIELD
                         --------- ------ -----  --------- ------ -----  --------- ------- -----
                                                (DOLLARS IN THOUSANDS)
Less than one year......  $3,817   $3,820 5.87%   $   35   $   37 8.28%   $ 3,851  $ 3,857 5.90%
One to five years.......   4,689    4,678 5.83        23       24 8.50      4,712    4,702 5.84
Five to ten years.......     --       --   --        207      209 7.92        207      209 7.92
After ten years.........     --       --   --      4,894    5,110 8.32      4,894    5,110 8.32
                          ------   ------         ------   ------         -------  -------
  Total.................  $8,506   $8,498         $5,159   $5,380         $13,665  $13,878
                          ======   ======         ======   ======         =======  =======

  The Bank held $1.5 million of FHLB stock at June 30, 1997. The stock has no contractual maturity and amounts in excess of the required minimum for FHLB membership may be redeemed at par. At June 30, 1997, the Bank was required to maintain an investment in the stock of FHLB of Seattle of at least $1.4 million.

DEPOSIT ACTIVITIES AND OTHER SOURCES OF FUNDS

  General. The Bank's primary sources of funds are customer deposits and loan repayments. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and unscheduled loan prepayments, which are influenced significantly by general interest rate levels, interest rates available on other investments, competition, economic condition and other factors, are not. Although the Bank's deposit balances have been increasing, such balances have been influenced in the past by adverse changes in the thrift industry and may be affected by such developments in the future. Borrowings may be used on a short term basis to compensate for reductions in other sources of funds (such as deposit inflows at less than projected levels). Borrowings may also be used on a longer term basis to support expanded lending activities and to match the maturity or repricing intervals of assets.

  Deposit Activities. The Bank offers a variety of accounts for depositors designed to attract both short term and long term deposits. These accounts include certificates of deposit ("CDs"), regular savings accounts, money market accounts, checking and negotiable order of withdrawal ("NOW") accounts, and individual retirement accounts ("IRAs"). These accounts generally earn interest at rates established by management based on competitive market factors and management's desire to increase or decrease certain types or maturities of deposits. At June 30, 1997, the Bank had no brokered deposits. The more significant deposit accounts offered by Heritage Bank are described below.

    CERTIFICATES OF DEPOSIT. The Bank offers several types of CDs with maturities ranging from 30 days to five years and which require a minimum deposit of $100. In addition, the Bank offers a CD that has a maturity of four to 11 months and a minimum deposit of $2,500 and permits additional deposits at the initial rate throughout the certificate term. Interest is credited quarterly or at maturity. Finally, jumbo CDs are offered in amounts of $100,000 or more for terms of 30 days to 12 months. The jumbo CDs pay simple interest and are credited either quarterly or at maturity.

    REGULAR SAVINGS ACCOUNTS. The Bank offers savings accounts that allow for unlimited deposits and withdrawals, provided that a $100 minimum balance is maintained. Interest is compounded daily and credited quarterly.

    MONEY MARKET ACCOUNTS. Money market accounts pay a variable interest rate that is tiered depending on the balance maintained in the account. Minimum opening balances vary. Interest is compounded daily and paid monthly.

    CHECKING AND NOW ACCOUNTS. Checking and NOW accounts are non-interest and interest bearing and may be charged service fees based on activity and balances. NOW accounts pay interest, but require a higher minimum balance to avoid services charges.

    INDIVIDUAL RETIREMENT ACCOUNTS. IRAs permit contributions of up to $2,000 per year and pay interest at fixed rates. Maturities are available from one to five years and interest is compounded daily and credited quarterly.

SOURCES OF FUNDS

  Deposit Activities. The following table sets forth for the periods indicated the average balances outstanding and the weighted average interest rates for each major category of deposits:

                                                               YEAR ENDED JUNE 30
                         ----------------------------------------------------------------------------------------------
                                1993               1994               1995               1996               1997
                         ------------------ ------------------ ------------------ ------------------ ------------------
                                    AVERAGE            AVERAGE            AVERAGE            AVERAGE            AVERAGE
                          AVERAGE    RATE    AVERAGE    RATE    AVERAGE    RATE    AVERAGE    RATE    AVERAGE    RATE
                         BALANCE(1)  PAID   BALANCE(1)  PAID   BALANCE(1)  PAID   BALANCE(1)  PAID   BALANCE(1)  PAID
                         ---------- ------- ---------- ------- ---------- ------- ---------- ------- ---------- -------
                                                             (DOLLARS IN THOUSANDS)
Interest bearing demand
 and money market
 Accounts...............  $ 27,018   3.26%   $ 34,932   2.99%   $ 40,594   3.19%   $ 36,930   3.15%   $ 42,271   3.18%
Savings.................    27,283   3.63      31,520   3.26      28,178   3.29      28,407   3.63      29,703   3.55
Certificates of
 deposit................    95,622   5.32      88,904   4.68      89,602   4.93     109,559   5.78     119,133   5.54
 Total interest bearing
  deposits..............   149,923   4.64     155,355   4.02     158,374   4.19     174,895   4.88     191,107   4.71
Demand and other
 noninterest bearing
 deposits...............     4,256              6,183              6,001              6,537              7,955
                          --------           --------           --------           --------           --------
 Total deposits.........  $154,179   4.51%   $161,538   3.86%   $164,375   4.04%   $181,432   4.70%   $199,063   4.52%
                          ========           ========           ========           ========           ========

--------
(1) Average balances were calculated using average daily balances.

  The following table sets forth for the periods indicated the change in the balances of deposits during the year and the impact of interest credited thereon.

                                                        YEAR ENDED JUNE 30
                                                      -------------------------
                                                       1995     1996     1997
                                                      -------  -------  -------
                                                          (IN THOUSANDS)
     Net increase in deposits........................ $ 8,875  $16,322  $18,662
       Less: Interest credited.......................  (6,639)  (8,528)  (8,999)
                                                      -------  -------  -------
     Net increase before interest credited........... $ 2,236  $ 7,794  $ 9,663
                                                      =======  =======  =======

  The following table shows the amount and maturity of certificates of deposit that had balance of $100,000 or more as of June 30, 1997:

                                                                  JUNE 30, 1997
                                                                  --------------
                                                                  (IN THOUSANDS)
     Remaining maturity:
       Three months or less......................................    $ 8,330
       Over three months through six months......................      1,670
       Over six months through 12 months.........................      6,234
       Over twelve months........................................      1,748
                                                                     -------
         Total...................................................    $17,982
                                                                     =======

  At June 30, 1996 and 1997 certificates of deposits with balances of $100,000 or more totaled $11.7 million and $18.0 million, respectively.

  In the unlikely event the Bank is liquidated after the Conversion, depositors will be entitled to full payment of their deposit accounts prior to any payment being made to the Company's stockholders. Substantially all of the Bank's depositors are residents of the State of Washington.

  Borrowings. Savings deposits are the primary source of funds for the Bank's lending and investment activities and for its general business purposes. The Bank has in the past, however, relied upon advances from the FHLB of Seattle to supplement its supply of lendable funds and to meet deposit withdrawal requirements.

The FHLB of Seattle has served as one of the Bank's secondary sources of liquidity. Advances from the FHLB of Seattle are typically secured by the Bank's first mortgage loans, and stock issued by the FHLB of Seattle, which is held by the Bank. At June 30, 1997, the Bank had advances from the FHLB of Seattle totaling $890,000.

  The FHLB functions as a central reserve bank providing credit for savings and loan associations and certain other member financial institutions. As a member, the Bank is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of its mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the FHLB's assessment of the institution's creditworthiness. Under its current credit policies, the FHLB of Seattle generally limits advances to 20.0% of a member's assets, and short term borrowings of less than one year may not exceed 10.0% of the institution's assets. The FHLB of Seattle determines specific lines of credit for each member institution.
  In August 1986, Heritage Capital Corporation ("HCC"), a special purpose wholly owned finance subsidiary, issued and sold $21.9 million aggregate principal amount of collateralized mortgage obligations. These bonds, including interest, were repaid in quarterly installments from principal and interest payments on the underlying collateral. In August 1995, HCC called and repaid the then remaining unpaid balance of the bonds in accordance with the terms of the indenture. HCC was then liquidated.

COMPETITION

  The Bank competes for loans and deposits with other thrifts, commercial banks, credit unions, mortgage bankers and other institutions in the scope and type of services offered, interest rates paid on deposits, pricing of loans, and number and locations of branches, among other things. Many of these competitors have substantially greater resources than the Bank. Particularly in times of high interest rates, the Bank also faces significant competition for investors' funds from short term money market securities and other corporate and government securities.

  The Bank competes for loans principally through the range and quality of the services it provides, interest rates and loan fees, and the locations of its branches. The Bank actively solicits deposit-related clients and competes for deposits by offering depositors a variety of savings accounts, checking accounts and other services.

  Competition has intensified as a result of changes in Washington banking laws that permit (i) statewide branching of Washington-domiciled financial institutions and (ii) out-of-state holding companies to acquire Washington-based financial institutions, provided that the laws of the state in which the out-of-state institutions conduct their principal operations similarly permit a Washington-based institution to acquire financial institutions domiciled in their state. During the past several years, substantial consolidation among financial institutions in Washington has occurred. Management believes that due to this consolidation, customers in the Bank's market areas will seek a relationship with smaller, service-oriented institutions like the Bank.

PROPERTIES

  The Company's executive offices and the main office of the Bank are located in approximately 18,000 square feet of the headquarters building and adjacent office space which is owned and located in downtown Olympia. At June 30, 1997, the Bank had five offices located in Thurston County, including the main office, all of which are owned, with one office located on leased land, one office in Shelton, Mason County, which is owned, and four offices in Tacoma and surrounding areas of Pierce County, all but one of which is owned.

EMPLOYEES

  At June 30, 1997, the Bank had 145 full-time equivalent employees. The Bank believes that employees play a vital role in the success of a service company. None of the Bank's employees are covered by a collective bargaining agreement with the Bank and management believes that they have a good relationship with the employees.

SUBSIDIARIES

  At June 30, 1997, the Bank has one wholly-owned subsidiary, Sound Service Associates, Inc. Sound Service Associates, Inc.'s operations consist of the sale of tax-deferred annuities, mutual funds and other securities.

LEGAL PROCEEDINGS

  Periodically and in the ordinary course of business, various claims and lawsuits are brought against the Bank, such as claims to enforce liens, condemnation proceedings on properties in which the Bank holds security interest, claims involving the making and servicing of real property loans and other issues incident to the Bank's business. In the opinion of the Bank's management and outside legal counsel, the ultimate liability, if any, resulting from such claims or lawsuits will not have a material adverse effect on the financial position or results of operations of the Bank.

YEAR 2000 ISSUES

  The Bank utilizes various computer software programs to provide banking products and services to its customers. Many existing computer programs use only two digits to identify a year in the date field and were not designed to consider the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Year 2000 issue affects virtually all companies and organizations.

  The Bank has identified all computer software programs used in its business and has determined the extent to which these programs are Year 2000 compliant. The Bank utilizes a service bureau to perform data processing services related to the Bank's loans, deposits, general ledger and other financial applications. The Bank's service bureau advised the Bank that it has committed resources to perform and test necessary modifications by December 31, 1998.

  The Bank utilizes other computer software in its daily operations from automated heating, air conditioning and ventilating systems to its telephone and voice mail systems. The modification of these software programs will not have a material impact on the Bank's financial condition.

FEDERAL TAXATION

  General. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Bank.

  The Bank has been permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. The deduction was based on either specified experience formulas or a percentage of taxable income before such deduction. The Bank used the percentage of taxable income method for the years ended June 30, 1995 and 1996. This deduction has historically been greater than the loan loss provisions recorded for financial accounting purposes. Deferred income taxes are provided on differences between the bad debt reserve for tax and financial reporting purposes only to the extent of the tax reserves arising subsequent to June 30, 1988. Savings institutions were not required to provide a deferred tax liability for the tax bad debt reserves accumulated as of June 30, 1988 which for the Bank amounted to $938,000. Starting in the fiscal year ended June 30, 1994, the Bank established and maintained a deferred income tax liability of $938,000 due to the potential recapture of the pre-1988 tax bad debt reserve which could have been triggered by the formation of the mutual holding company; a change to a commercial bank charter (which management had been contemplating); or possible legislation which was being debated in Congress.

  Legislation enacted in August 1996 eliminated certain conditions under which recapture of the pre-1988 additions to the tax bad debt reserve would be required. Such conditions are principally conversion to a commercial bank charter or merger with a commercial bank. The pre-1988 reserves would be required to be recaptured under certain other conditions such as payment of dividends in excess of accumulated earnings and profits or other distributions made in connection with the dissolution or liquidation of the Bank. Based on this legislation, the Bank reversed the $938,000 deferred tax liability as a reduction of Federal income tax expense during the year ended June 30, 1997.

  The legislation also repealed the reserve method for determining income tax deductions described above. Under the legislation, the Bank will be required to recapture the post-1988 additions to its bad debt reserve as taxable income over a six to eight year period. The Bank has provided the appropriate deferred tax liability for these post-1988 additions in the prior years so this legislation had no adverse impact on the results of operations for the year ended June 30, 1997.

STATE TAXATION

  The State of Washington does not currently have a net income tax. A business and occupation tax based on a percentage of gross receipts is assessed on the Bank at 1.6% of gross receipts; however interest received on loans secured by first mortgages or deeds of trust on residential properties is not subject to such tax. The Bank was most recently audited in August 1995 by the Washington State Department of Revenue for the period January 1991 through September 1994.

                                  MANAGEMENT

  The following table sets forth certain information with respect to the directors and executive officers of the Bank. The Board is presently comprised of seven members who are elected annually and until their successors are elected and qualified. Executive officers are elected to serve annually at the discretion of the Board of Directors. All persons listed below are expected to serve as the directors and executive officers of the Company and the Bank following the Conversion.

DIRECTORS

                                                                        DIRECTOR
NAME                      AGE            POSITION WITH BANK              SINCE
----                      ---            ------------------             --------
Donald V. Rhodes.........  61 Director, Chairman of the Board,            1989
                              President and Chief Executive Officer of
                              the Company; Chairman of the Board,
                              President and Chief Executive Officer of
                              the Bank (1)(2)
Lynn M. Brunton..........  60 Director (1)(2)(3)                          1990
John A. Clees............  49 Director (1)(2)(3)                          1990
Daryl D. Jensen..........  58 Director (1)(3)                             1985
H. Edward Odegard........  66 Director (2)                                1987
James P. Senna...........  62 Director                                    1976
Philip S. Weigand........  59 Director (1)(2)                             1985

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

NAME                      AGE            POSITION WITH BANK
----                      ---            ------------------
John D. Parry............  51 Executive Vice President--Administration
Brian L. Vance...........  43 Executive Vice President--Loan
                              Administration
James Hastings...........  45 Senior Vice President and Treasurer
Wendy K. Gauksheim.......  37 Senior Vice President--Corporate
                              Services Officer and Corporate Secretary
                              of the Bank

--------
(1) Serves as a member of the Executive Committee.
(2) Serves as a member of the Audit and Finance Committee.
(3) Serves as a member of the Personnel and Compensation Committee.

  The principal occupation during the past five years of each director and executive officer of the Bank is set forth below. All directors and executive officers have held their present positions with Heritage Bank for five years unless otherwise stated.

  DONALD V. RHODES has been a director, President and Chief Executive Officer of the Bank since 1989. He was elected as Chairman of the Board in 1990. Since 1985, Mr. Rhodes has also served as Chairman, President and Chief Executive Officer of Washington Independent Bancshares, Inc., and as Chairman and Chief Executive Officer of that company's wholly owned subsidiary, Central Valley Bank, at June 30, 1997 a $48.6 million in assets commercial bank headquartered in Toppenish, Washington.

  LYNN M. BRUNTON is presently a community volunteer. As a community volunteer she serves as a member of the St. Peter Hospital Community Board and is actively involved in several local and community organizations.

  JOHN A. CLEES is the President of Clees Miles CPA Group, since October 1995 and was managing partner of Gattis, Clees and Company, an accounting firm located in Olympia, Washington prior to that time.

  DARYL D. JENSEN is the President and a director of Sunset Life Insurance Company of America, and serves as a director of its parent company, Kansas City Life Insurance Company.

  H. EDWARD ODEGARD is recently retired. Mr. Odegard was the co-owner and manager of The Valley Athletic Club, Tumwater, Washington, from 1974 to 1993.

  JAMES P. SENNA is the President and Chief Executive Officer of Shee Atika, Incorporated, Sitka, Alaska.

  PHILIP S. WEIGAND is a retired Lieutenant Colonel after 20 years of service with the U.S. Marine Corps and is currently a real estate agent with Virgil Adams Real Estate, located in Olympia, Washington.

  JOHN D. PARRY has been employed by Heritage Bank since 1994, currently serving as Executive Vice President--Administration. Prior to joining the Bank, Mr. Parry was Senior Vice President in charge of Washington banking operations of the Washington Division, Great American First Savings Bank, a California headquartered thrift institution.

  BRIAN L. VANCE has been employed by Heritage Bank since 1996, currently serving as Executive Vice President--Loan Administration. Prior to joining the Bank, Mr. Vance was employed for over 20 years with West One Bank, an Idaho headquartered commercial bank, in both Idaho and Washington. Prior to leaving West One, he was Senior Vice President and Regional Manager of banking operations for the South Puget Sound Region.

  JAMES HASTINGS has been employed by Heritage Bank since 1985, currently serving as Senior Vice President and Treasurer. Mr. Hastings is a Certified Public Accountant with over 20 years of banking and thrift experience either in public accounting or with financial institutions.

  WENDY K. GAUKSHEIM has been employed by Heritage Bank since 1987, currently serving as Senior Vice President--Corporate Services Officer.

BENEFICIAL OWNERSHIP OF BANK COMMON STOCK

  The following table sets forth, as of June 30, 1997, certain information as to the beneficial ownership of Bank Common Stock by: (i) persons known by the Bank to beneficially own more than 5% of the outstanding shares of Common Stock, except for MHC; (ii) the directors of the Bank; (iii) the executive officers of the Bank; and (iv) by all officers and directors as a group. For purposes of this table, an individual is considered to beneficially own shares of Bank Common Stock if he or she has or shares voting power (which includes the power to vote or direct the voting of the shares) or investment power (which includes the power to dispose of or direct the disposition of the shares). Unless otherwise indicated, all shares are owned directly by the officers and directors or by the officers and directors indirectly through a trust, corporation or association, or by the officers and directors or their spouses as custodians or trustees for the shares of minor children. Shares which are subject to stock options that are exercisable within 60 days of June 30, 1997 are deemed to be beneficially owned. For information regarding proposed purchases of Conversion Stock by the directors and officers and their anticipated ownership of Common Stock upon consummation of the Conversion, see "Conversion Stock to be Purchased by Management Pursuant to Subscription Rights."

                                                     SHARES BENEFICIALLY
                                                    OWNED AT JUNE 30, 1997
                                                ------------------------------
                                                        PERCENT OF OUTSTANDING
   NAME                                         NUMBER    BANK COMMON STOCK
   ----                                         ------- ----------------------
   Donald V. Rhodes (1)........................  37,780          2.1%
   Lynn M. Brunton (2).........................  17,000          0.9
   John A. Clees (3)...........................  14,000          0.8
   Daryl D. Jensen (4).........................  20,000          1.1
   H. Edward Odegard (5).......................  17,000          0.9
   James P. Senna (6)..........................  12,000          0.7
   Philip S. Weigand (7).......................  19,142          1.0
   John D. Parry (8)...........................   8,200          0.4
   Brian L. Vance (9)..........................   3,666          0.2
   James Hastings (10).........................   6,100          0.3
   Wendy K. Gauksheim..........................   4,215          0.2
                                                -------          ---
   All officers and directors as a group (11
    persons)................................... 159,103          8.6%
                                                =======          ===

--------
 (1) Includes 10,000 shares of Bank Common Stock which may be received upon the exercise of stock options that are exercisable within 60 days of June 30, 1997.
 (2) Includes 2,000 shares of Bank Common Stock which may be received upon the exercise of stock options that are exercisable within 60 days of June 30, 1997.
 (3) Includes 2,000 shares of Bank Common Stock which may be received upon the exercise of stock options that are exercisable within 60 days of June 30, 1997.
 (4) Includes 2,000 shares of Bank Common Stock which may be received upon the exercise of stock options that are exercisable within 60 days of June 30, 1997.
 (5) Includes 2,000 shares of Bank Common Stock which may be received upon the exercise of stock options that are exercisable within 60 days of June 30, 1997.
 (6) Includes 2,000 shares of Bank Common Stock which may be received upon the exercise of stock options that are exercisable within 60 days of June 30, 1997.
 (7) Includes 1,550 shares of Bank Common Stock which may be received upon the exercise of stock options that are exercisable within 60 days of June 30, 1997.
 (8) Includes 5,000 shares of Bank Common Stock which may be received upon the exercise of stock options that are exercisable within 60 days of June 30, 1997.
 (9) Includes 1,666 shares of Bank Common Stock which may be received upon the exercise of stock options that are exercisable within 60 days of June 30, 1997.
(10) Includes 5,000 shares of Bank Common Stock which may be received upon the exercise of stock options that are exercisable within 60 days of June 30, 1997.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

  The business of the Bank is conducted through meetings and activities of the Board of Directors and its committees. During the fiscal year ended June 30, 1997, the Board of Directors held 12 meetings, including one special meeting. No director attended fewer than 75% of the total meetings of the Board of Directors or of committees on which such director served.

  The Executive Committee of the Board of Directors consists of Donald V. Rhodes, Chairman of the Board, and directors Jensen, Weigand, Clees and Brunton. The Executive Committee did not meet during the fiscal year ended June 30, 1997. The Executive Committee meets as necessary between meetings of the full Board of Directors.

  The Audit and Finance Committee, consists of John Clees, who acts as Chairman, and directors Rhodes, Weigand, Odegard and Brunton. Mr. Rhodes will no longer participate as a member of the Audit and Finance Committee subsequent to completion of the Conversion. The Audit and Finance Committee met four times during the fiscal year ended June 30, 1997. The Bank's management and external auditors provide the Committee with reports and findings regarding compliance policies and procedures, internal controls, and operating procedures.

  The other standing committee of the Board is the Personnel and Compensation Committee, which reviews and recommends remuneration arrangements for senior management. The Committee, which met three times during the fiscal year ended June 30, 1997, consists of director Daryl Jensen, who acts as Chairman, and directors Brunton and Clees.

  In addition to the committees described above, the Bank has from time to time established other committees whose members consist of its directors and officers. These committees include the Strategic Planning Committee, the Donations Committee, and the Community Reinvestment Act Committee.

DIRECTORS' COMPENSATION

  Nonemployee directors receive an annual retainer of $6,000 and a monthly fee of $500 for each meeting attended. Nonemployee directors also received $100 for each committee meeting attended with the Chairman of the Committee receiving $150.

EXECUTIVE COMPENSATION

  Summary Compensation Table. The following information is furnished for the Chief Executive Officer of the Bank and for the executive officers of the Bank who received salary and bonus in excess of $100,000 for the year ended June 30, 1997. No other executive officers of the Bank received salary and bonus in excess of $100,000 during the year ended June 30, 1997.

                                                        LONG-TERM
                           ANNUAL COMPENSATION     COMPENSATION AWARDS
                          --------------------- -------------------------
                                                 RESTRICTED   SECURITIES
NAME AND PRINCIPAL                                  STOCK     UNDERLYING     ALL OTHER
POSITION                  YEAR  SALARY   BONUS  AWARDS ($)(1) OPTIONS (#) COMPENSATION(2)
------------------        ---- -------- ------- ------------- ----------- ---------------
Donald V. Rhodes,.......  1997 $148,906 $19,470                 10,000        $16,350
 Chairman, President and  1996  135,385  64,350                    --          15,026
 Chief Executive Officer  1995  135,560  47,190    $50,000         --          13,200
John D. Parry,..........  1997   95,621  13,644                  5,000         13,686
 Executive Vice           1996   90,406  28,803                    --          11,634
 President--              1995   85,195  23,459                  5,000            --
 Administration
Brian L. Vance,.........  1997   91,004  14,994                  5,000            --
 Executive Vice           1996      --      --                   5,000            --
 President--Loan
 Administration
James Hastings,.........  1997   87,984  11,680                  1,500         10,184
 Senior Vice President    1996   87,684  27,070                    --           7,883
 and Treasurer            1995   84,916  21,356                    --           7,316

--------
(1) At June 30, 1997, the value of the aggregate restricted stock holdings outstanding was estimated at $90,000. Dividends are paid on the outstanding shares of restricted stock.
(2) Includes the Bank's contribution to its defined contribution retirement plan and existing ESOP and 401(k) for Messrs. Rhodes, Parry, Vance and Hastings, respectively.

EMPLOYMENT AND SEVERANCE AGREEMENTS

  In connection with the Conversion, the Bank and Company entered into an employment agreement with Mr. Donald Rhodes effective as of October 1, 1997. The agreement provides an annual base salary for Mr. Rhodes of $174,000, which may be increased at the discretion of the Board of Directors of the Bank or the Company or by an authorized Committee thereof. In addition to base salary, the agreement provides for Mr. Rhodes' participation in employee benefit plans and other fringe benefits applicable to senior executives of the Bank. The term of the agreement will run until Mr. Rhodes attains age 65 (March 14, 2001), and will then be automatically renewed for additional terms of one year each unless notice is given one year prior to the expiration date of any term that renewal will not be effected. In the event the employment of Mr. Rhodes is terminated by the Company at any time for "cause" or by Mr. Rhodes without "good reason," both as defined in the agreement, no termination benefit will be payable. If Mr. Rhodes is terminated without cause or he terminates the agreement for good reason, a severance benefit will be payable in an amount equal to two times the amount of his then-current annual base salary, or the amount of such salary which would otherwise have been paid to him during the then-remaining term of the agreement, whichever is greater.

  The agreement also provides for the payment of a severance benefit to Mr. Rhodes in the event of his termination of employment in certain cases preceding, and for any reason following by up to two years, a change of control of the Bank or the Company. Under the terms of the agreement, Mr. Rhodes is entitled to receive his then-current base salary for three years following such termination or until the term of the agreement, whichever is longer ($522,000 based on Mr. Rhodes' current salary and assuming a three year payment). In such circumstances, he is also entitled to all benefits in his agreement, to be fully vested as to unvested options, and to have restrictions lapse with regard to any restricted stock or other restricted securities.

  The Bank has entered into severance agreements with Messrs. John Parry, Executive Vice President-Administration, and Brian Vance, Executive Vice President-Loan Administration. The terms of each of these severance agreements is five years. The agreements provide that Messrs. Parry and Vance would each receive a severance benefit in an amount equal to two times the amount of their then-current annual base salary ($204,000 each based on their current salaries), if their employment is terminated in certain cases preceding, and for any reason following by up to two years, a change of control of the Bank or the Company. The Bank has also entered into severance agreements with seven additional Executives that provide each Executive with a severance agreement equal to the Executive's then-current base salary (an aggregate amount of $455,200 based on their current salaries) in the event their employment is terminated for any reason within up to two years following a change in control of the Bank or the Company.

  For purposes of the agreements, "change of control" includes, among other things, the acquisition by any person of 25% or more of the outstanding securities of the Bank or the Company; replacement of incumbent directors or election of newly-elected directors constituting a majority of the Board of the Company where such replacement or election has not been supported by the Board; dissolution, or sale of 50% or more in value of the assets, of either the Company, the Bank or any of their respective subsidiaries; or the merger of the Company into any corporation, 25% or more of the outstanding common stock of which is owned by other than owners of the common stock of the Company prior to such merger.

  The employment agreement for Mr. Rhodes and the severance agreements for Messrs. Parry and Vance provide that in the event any of those Executives receive an amount under the provisions of the agreements which results in imposition of a tax on the Executive under the provisions of the Internal Revenue Code Section 4999 (relating to Golden Parachute payments) the employer is obligated to reimburse the Executive for that amount, exclusive of any tax imposed by reason of receipt of reimbursement under the employment agreements. The agreements restrict the right of Messrs. Rhodes, Parry and Vance to compete against the Bank or the Company in the State of Washington for a period of two years in the case of Mr. Rhodes and one year in the case of Messrs. Parry and Vance following termination of employment, except in the case of Mr. Rhodes, where such employment is terminated without cause or for good reason.

BENEFITS

  General. Following three months of employment, the Bank provides medical, dental, life and disability insurance benefits for full-time employees, subject to certain deductibles and copayments. Dependent medical and dental coverage are available at the employee's expense.

  Pension Plan. The Bank maintains a defined contribution retirement plan. The plan allows participation to all employees upon completion of one year of service and the attainment of 21 years of age. It is the Bank's policy to fund plan costs as accrued. Employee vesting occurs over a period of seven years, at which time they become fully vested. The Bank accrued a contribution in the amount of $246,000 to the pension plan in fiscal 1997.

  401(k) Plan. The Bank maintains a salary savings 401(k) plan for its employees. All persons employed as of July 1, 1984 automatically participate in the plan. All employees hired after that date who are at least 21 years of age and with one year of service to the Bank may participate in the plan. Employees who participate may contribute a portion of their salary which is matched by the employer at 50% up to certain specified limits. Employee vesting in employer portions is similar to the retirement plan described above.

  Employee Stock Ownership Plan. The Board of Directors has authorized the amendment of the Bank's existing ESOP for employees of the Bank to become effective upon the completion of the Conversion. The ESOP is intended to satisfy the requirements for an employee stock ownership plan under the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Common Stock owned by the existing ESOP are Minority Shares that will be converted into Exchange Shares on the Effective Time of the Conversion. Full-time employees of the Company and the Bank who have been credited with at least 1,000 hours of service during a 12-month period and who have attained age 21 are eligible to participate in the ESOP. The ESOP owned 21,763 shares of Bank Common Stock at June 30, 1997, all of which were allocated to participants' accounts. There was no debt incurred in connection with the acquisition of those shares.

  In order to fund the purchase of up to 2% of the Conversion Stock to be issued in the Offerings, it is anticipated that the ESOP will borrow funds from the Company. Such loan will equal 100% of the aggregate purchase price of the Conversion Stock. The loan to the ESOP will be repaid principally from the Bank's contributions to the ESOP and dividends payable on Common Stock held by the ESOP over the fifteen-year term of the loan. The interest rate for the ESOP loan is expected to be the prime rate as published in The Wall Street Journal on the closing date of the Conversion. See "Pro Forma Data." In the event of oversubscription by Eligible Account Holders, the ESOP may purchase shares of Common Stock in the open market to satisfy the ESOP's order to purchase 2% of Conversion Stock in the Offering. Purchases of additional shares of Common Stock from the Company would dilute the interests of other stockholders. In any plan year, the Bank may make additional discretionary contributions to the ESOP for the benefit of plan participants in either cash or shares of Common Stock, which may be acquired through the purchase of outstanding shares in the market or from individual stockholders or which constitute authorized but unissued shares or shares held in treasury by the Company. The timing, amount, and manner of such discretionary contributions will be affected by several factors, including applicable regulatory policies, the requirements of applicable laws and regulations, and market conditions.

  Shares purchased by the ESOP with the proceeds of the loan will be held in a suspense account and released on a pro rata basis as the loan is repaid. Discretionary contributions to the ESOP and shares released from the suspense account will be allocated among participants on the basis of each participant's proportional share of total compensation. Forfeitures will be reallocated among the remaining plan participants and may reduce the amount of the Bank's contributions. Benefits may be payable upon a participant's retirement, early retirement, death, disability, or termination of employment. The Bank's contributions to the ESOP are not fixed so benefits payable under the ESOP cannot be estimated.

  A committee appointed by the Board of Directors of the Bank serves as trustee of the ESOP. Under the ESOP, the trustee must vote all allocated shares held in the ESOP in accordance with the instructions of plan participants. Unallocated shares and allocated shares for which no instructions are received must be voted in the same ratio on any matter as those shares for which instructions are given. The ESOP is subject to the requirements of ERISA and the regulations of the IRS and the Department of Labor issued thereunder.

  Pursuant to SOP 93-6, Employers' Accounting for Employee Stock Ownership Plans, the measure of compensation expense recorded by an employer for a leveraged ESOP is the fair market value of the ESOP shares when allocated to participants' accounts. See "Pro Forma Data" for a discussion of the effects of SOP 93-6 on the reporting of ESOP-related compensation expense.

  Existing Stock Option Plans. In September 1994, the Bank's stockholders approved the adoption of the 1994 Stock Option Plan, providing for the award of a restricted stock award to a key officer, incentive stock options to employees and nonqualified stock options to directors of the Bank at the discretion of the Board of Directors. On September 24, 1996, the stockholders of the Bank approved the adoption of the 1997 Stock Option Plan which is generally similar to the 1994 plan. The 1997 plan does not affect any options granted under the 1994 plan.

  Under both of these stock option plans, on the date of grant, the exercise price of the option must at least equal the market value per share of Bank Common Stock. The 1994 plan provides for the grant of options and stock awards of up to 67,000 shares. The 1997 plan provides for the granting of options for up to 50,000 common shares. All shares under the 1994 plan have been awarded and all shares subject to option are fully vested. A total of 5,000 shares were issued under the 1994 plan as a restricted stock award subject to lapse provisions that end in 1999. A total of 5,002 shares remain available for grant under the 1997 plan. All awards made under the plan require vesting over a three year period beginning January 31, 1997. Under both existing plans, options must be exercised within five years of vesting. Outstanding options will be converted in the Exchange, using the

Exchange Ratio, to become options for Company Common Stock. Set forth below is certain information for Messrs. Rhodes, Parry, Vance and Hastings concerning options granted in fiscal year 1997.

                                             INDIVIDUAL GRANTS
                           -----------------------------------------------------
                                      PERCENTAGE
                           NUMBER OF   OF TOTAL
                           SECURITIES  OPTIONS
                           UNDERLYING GRANTED TO EXERCISE
                            OPTIONS   EMPLOYEES  PRICE PER EXPIRATION GRANT DATE
NAME                        GRANTED    IN 1997     SHARE    DATE(1)    VALUE(2)
----                       ---------- ---------- --------- ---------- ----------
Donald V. Rhodes..........   10,000      19.2%    $18.45    1/31/05    $31,900
John D. Parry.............    5,000       9.6      18.45    1/31/05     15,950
Brian L. Vance............    5,000       9.6      18.45    1/31/05     15,950
James Hastings............    1,500       2.9      18.45    1/31/05      4,785

--------
(1) One third of the options vest (become exercisable) on January 31, 1998, 1999 and 2000. These options expire five years after they become exercisable.
(2)  Calculated using the minimum value method.

  The following table summarizes option exercises by and the value of option exercises granted to Messrs. Rhodes, Parry, Vance and Hastings.

                                                                    VALUE OF
                                            NUMBER OF SECURITIES   UNEXERCISED
                                           UNDERLYING UNEXERCISED IN-THE-MONEY
                                                 OPTIONS AT        OPTIONS AT
                                               JUNE 30, 1997      JUNE 30, 1997
                        SHARES             ---------------------- -------------
                      ACQUIRED ON  VALUE        EXERCISABLE/      EXERCISABLE/
NAME                   EXERCISE   REALIZED     UNEXERCISABLE      UNEXERCISABLE
----                  ----------- -------- ---------------------- -------------
Donald V. Rhodes.....     --        --         10,000/10,000       $  80,000/0
John D. Parry........     --        --          5,000/5,000           30,000/0
Brian L. Vance.......     --        --          1,666/8,334        3,332/6,668
James Hastings.......     --        --          5,000/1,500           40,000/0

  1998 Stock Option Plan. The Board of Directors of the Company intends to adopt the Stock Option Plan and to submit the Stock Option Plan to the stockholders for approval at a meeting held no earlier than six months following consummation of the Conversion. The approval of a majority vote of the Company's stockholders is required prior to the implementation of the Stock Option Plan. The Stock Option Plan will comply with all applicable regulatory requirements.

  The Stock Option Plan will be designed to attract and retain qualified management personnel and nonemployee directors, to provide such officers, key employees and nonemployee directors with a proprietary interest in the Company as an incentive to contribute to the success of the Company and the Bank, and to reward officers and key employees for outstanding performance and the attainment of targeted objectives. The Stock Option Plan will provide for the grant of incentive stock options ("ISOs"), intended to comply with the requirements of Section 422 of the Code, and nonqualified stock options ("NQOs"). Upon receipt of stockholder approval of the Stock Option Plan, stock options may be granted to key employees of the Company and its subsidiaries, including the Bank and to nonemployee directors. The Stock Option Plan will be administered and interpreted by a committee of the Board of Directors ("Committee") which is "disinterested" pursuant to applicable regulations under the federal securities laws. Unless sooner terminated, the Stock Option Plan will continue in effect for a period of ten years from the date the Stock Option Plan is adopted by the Board of Directors.

  A number of authorized shares of Common Stock equal to up to 10% of the number of shares of Conversion Stock sold in connection with the Conversion (575,000 shares based on the issuance of 5,750,000 shares at the maximum of the Valuation Price Range) will be reserved for future issuance under the Stock Option Plan; provided that the aggregate number of options granted under the 1994, 1997 and 1998 Stock Option Plans cannot exceed 10% of the aggregate number of Conversion Shares and Exchange Shares issued in the Conversion. Such shares will be authorized but unissued shares or treasury shares. In the event of a stock split, reverse stock split, stock dividend, or similar event, the number of shares of Common Stock under the Stock Option Plan, the number of shares to which any award relates and the exercise price per share under any option may be adjusted by the Committee to reflect the increase or decrease in the total number of shares of Common Stock outstanding.

  Under the Stock Option Plan, the Committee will determine which officers and nonemployee directors will be granted options, whether such options will be ISOs or NQOs (provided that nonemployee directors will receive only NQOs), the number of shares subject to each option, and the exercisability of such options. The per share exercise price of an option will at least equal 100% of the fair market value of a share of Common Stock on the date the option is granted.

  Each stock option that is awarded to an officer, key employee or nonemployee director will remain exercisable at any time on or after the date it vests through the earlier to occur of the tenth anniversary of the date of grant or three months after the date on which the optionee terminates employment or participation on the Board (one year in the event of the optionee's termination or death or disability), unless such period is extended by the Committee. However, unvested options will be immediately exercisable in the event of the recipient's death, disability, retirement, or a change in control of the Company. A "change in control" is deemed to occur when (a) a person other than the Company purchases shares of Common Stock pursuant to a tender or exchange offer for such shares; (b) any person (as such term is used in Sections 13(d) and 14(d)(2) of Securities Exchange Act of 1934, as amended ("Exchange Act") who is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities; (c) the membership of the Board of Directors changes as the result of a contested election; or (d) stockholders of the Company approve a merger, consolidation, sale or disposition of all or substantially all of the Company assets, or a plan of partial or complete liquidation. All stock options are nontransferable except by will or the laws of descent or distribution.

  Under current provisions of the Code, the federal tax treatment of ISOs and NQOs is different. With respect to ISOs, an optionee who satisfies certain holding period requirements will not recognize income at the time the option is granted or at the time the option is exercised. If the holding period requirements are satisfied, the optionee will generally recognize capital gain or loss upon a subsequent disposition of the shares of Common Stock received upon the exercise of a stock option. If the holding period requirements are not satisfied, the difference between the fair market value of the Common Stock on the date of grant and the option exercise price, if any, will be taxable to the optionee at ordinary income tax rates. A federal income tax deduction generally will not be available to the Company as a result of the grant or exercise of an ISO, unless the optionee fails to satisfy the holding period requirements. With respect to NQOs the grant of an NQO is generally not a taxable event for the optionee and no tax deduction will be available to the Company. However, upon the exercise of an NQO, the difference between the fair market value of the Common Stock on the date of exercise and the option exercise price will generally be treated as compensation to the optionee upon exercise, and the Company will be entitled to a compensation expense deduction in the amount of income realized by the optionee.

  Although no specific award determinations have been made at this time, the Company and the Bank anticipate that if stockholder approval is obtained it would provide awards to its nonemployee directors, officers and employees to the extent and under terms and conditions permitted by applicable regulations. The size of individual awards will be determined prior to submitting the 1998 Stock Option Plan for stockholder approval, and disclosure of anticipated awards will be included in the proxy materials for such meeting.

  Management Recognition Plan. Following the Conversion, the Board of Directors of the Company intends to adopt an MRP for officers, employees, and nonemployee directors of the Company and the Bank. The MRP will enable the Company and the Bank to provide participants with a proprietary interest in the Company as an incentive to contribute to the success of the Company and the Bank.

  The MRP will be submitted to stockholders for approval at a meeting no earlier than six months following the consummation of the Conversion. The approval of a majority vote of the Company's stockholders is required prior to implementation of the MRP. The MRP will comply with all applicable regulatory requirements. The MRP expects to acquire a number of shares of Common Stock equal to 1% of the Conversion Stock sold in connection with the Conversion (57,500 shares based on the issuance of 5,750,000 shares in the Conversion at the maximum of the Valuation Price Range). Such shares will be acquired on the open market with funds contributed by the Company to a trust which the Company may establish in conjunction with the MRP ("MRP Trust") or may be acquired from authorized but unissued or treasury shares of the Company.

  A committee of the Board of Directors of the Company will administer the MRP, the members of which will also serve as trustees of the MRP Trust, if formed. The trustees will be responsible for the investment of all funds contributed by the Company to the MRP Trust. Shares of Common Stock granted pursuant to the MRP will be in the form of restricted stock payable ratably over a minimum five-year period following the date of grant. Compensation expense in the amount of the fair market value of the Common Stock at the date of grant will be recognized pro rata over the number of years during which the shares are payable. An MRP award recipient is entitled to voting, dividend, and other stockholder rights while the shares are restricted. During the period of restriction, all shares will be held in escrow by the Company or by the MRP Trust. If a recipient terminates employment for reasons other than death, disability, retirement, or a change in control of the Company, the recipient will forfeit all rights to allocated shares which are then subject to restriction. In the event of the recipient's death, disability, retirement, or a change in control of the Company, all restrictions will expire and all allocated shares will become unrestricted. A "change in control" is deemed to occur when (a) a person other than the Company purchases shares of Common Stock pursuant to a tender or exchange offer for such shares; (b) any person (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act) who is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities; (c) the membership of the Board of Directors changes as the result of a contested election; or (d) stockholders of the Company approve a merger, consolidation, sale or disposition of all or substantially all of the Company's assets, or a plan of partial or complete liquidation.

  All unallocated shares may be transferred by the Company to the MRP Trust. The trustees of the MRP Trust will be authorized to vote such shares in the same proportion as they receive instructions from award recipients with respect to allocated shares which have not been earned and distributed.

  The Board of Directors of the Company may terminate the MRP at any time and, upon termination, all unallocated shares of Common Stock will revert to the Company.

  A recipient of an MRP award in the form of restricted stock will generally not recognize income upon an award of shares of Common Stock, and the Company will not be entitled to a federal income tax deduction, until the termination of the restrictions. Upon such termination, the recipient will recognize ordinary income in an amount equal to the fair market value of the Common Stock at that time, and the Company will be entitled to a deduction in the same amount after satisfying federal income tax withholding requirements. However, the recipient may elect to recognize ordinary income in the year the restricted stock is granted in an amount equal to the fair market value of the shares at that time, determined without regard to the restrictions. In that event, the Company will be entitled to a deduction in such year and in the same amount. Any gain or loss recognized by the recipient upon subsequent disposition of the stock will be either a capital gain or capital loss.

  Although no specific award determinations have been made at this time, the Company and the Bank anticipate that if stockholder approval is obtained it would provide awards to its directors, officers and employees to the extent and under terms and conditions permitted by applicable regulations. Under current policy of the FDIC, if the 1997 MRP is implemented within one year of the consummation of the Conversion, (i) no officer or employees could receive an award covering in excess of 25%; (ii) no nonemployee director could receive in excess of 5%; and (iii) nonemployee directors, as a group, could not receive in excess of 30% of the number of shares reserved for issuance under the MRP. The size of individual awards will be determined prior to submitting the MRP for stockholder approval, and disclosure of anticipated awards will be included in the proxy materials for such meeting.

                              CERTAIN TRANSACTIONS

LOANS TO DIRECTORS AND EXECUTIVE OFFICERS

  Certain of the Bank and Company directors and executive officers and their immediate families are also customers and depositors of the Bank and it is anticipated that such individuals will continue to be customers of the Bank in the future. All transactions between the Bank and the Bank's directors, executive officers and their immediate families were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and in the opinion of management did not involve more than the normal risk of collectibility or present other unfavorable features. At June 30, 1997, loans to directors and executive officers represented 3.9% of the Bank's stockholders' equity.

TRANSACTIONS WITH CENTRAL VALLEY BANK

  In addition to his position as Chairman, President and Chief Executive Officer of the Company and the Bank, Mr. Donald V. Rhodes is the Chairman of the Board and Chief Executive Officer of Washington Independent Bancshares, Inc. ("WIB"), a closely held bank holding company, and its subsidiary, Central Valley Bank, N.A. ("CVB"), which is headquartered in Toppenish, Washington. Mr. Daryl D. Jensen, a director of the Company and the Bank, is also a director of WIB and CVB. WIB had total assets of $48.6 million at June 30, 1997. CVB serves a market area in central Washington approximately 150 miles east of Olympia. Mr. Rhodes beneficially owns 7.82% of WIB's common stock and Mr. Jensen beneficially owns 3.87% of such common stock. While Mr. Rhodes currently devotes and intends to continue devoting a majority of his time to Heritage Bank matters, there can be no assurance that this will continue to be the case.

  Since June 30, 1995, the Bank has entered into contractual agreements to purchase loan participations in an aggregate amount of $1.1 million from Central Valley Bank. The aggregate outstanding balance of such participations at June 30, 1997 was $531,300, consisting of two loan participations. Both participations are current and performing as agreed. In the opinion of management, the participations are on terms no less favorable than could have been obtained from an unaffiliated party. The agreement to purchase the participations was approved through the Bank's normal credit approval process, and Mr. Rhodes abstained from any participation in the process.

                           SUPERVISION AND REGULATION

  The Company and the Bank are subject to extensive Federal and Washington state legislation, regulation and supervision. These laws and regulations are primarily intended to protect depositors and the FDIC rather than shareholders of the Company. The laws and regulations affecting banks and bank holding companies have changed significantly over recent years, and there is reason to expect that similar changes will continue in the future. Any change in applicable laws, regulations or regulatory policies may have a material effect on the business, operations and prospects of the Company. The Company is unable to predict the nature or the extent of the effects on its business and earnings that any fiscal or monetary policies or new federal or state legislation may have in the future. The following information is qualified in its entirety by reference to the particular statutory and regulatory provisions described herein.

  The Company. The Company is subject to regulation as a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended, (the "BHCA"). As such, the Company is supervised by the Federal Reserve.

  The Federal Reserve has the authority to order bank holding companies to cease and desist from unsound practices and violations of conditions imposed by it. The Federal Reserve is also empowered to assess civil money penalties against companies and individuals who violate the BHCA or orders or regulations thereunder in amounts up to $1.0 million per day or order termination of non-banking activities of non-banking subsidiaries of bank holding companies, and to order termination of ownership and control of a non-banking subsidiary by a bank holding company. Certain violations may also result in criminal penalties. The FDIC is authorized to exercise comparable authority under the Federal Deposit Insurance Act and other statutes with respect to state nonmember banks such as the Bank.

  The Federal Reserve takes the position that a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve's position that in serving as a source of strength to its subsidiary banks, bank holding companies should be prepared to use available resources to provide adequate capital funds to their subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting their subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice, a violation of the Federal Reserve's regulations or both. The Federal Deposit Insurance Act requires an undercapitalized institution to submit to the Federal Reserve a capital restoration plan with a guarantee by each company having control of the bank.

  The BHCA prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of any company which is not a bank or from engaging in any activities other than those of banking, managing or controlling banks and certain other subsidiaries, or furnishing services to or performing services for its subsidiaries. One principal exception to these prohibitions allows a bank holding company to acquire an interest in companies whose activities are found by the Federal Reserve, by order or by regulation, to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The Company must obtain the approval of the Federal Reserve before it acquires all, or substantially all, of the assets of any bank, or ownership or control of more than 5% of the voting shares of a bank.

  The Company is required under the BHCA to file an annual report and periodic reports with the Federal Reserve and such additional information as the Federal Reserve may require pursuant to the BHCA. The Federal Reserve may examine a bank holding company and any of its subsidiaries and charge the company for the cost of such an examination.

  The Company and any subsidiaries which it may control are deemed "affiliates" within the meaning of the Federal Reserve Act, and transactions between bank subsidiaries of the Company and its affiliates are subject to certain restrictions. With certain exceptions, the Company and its subsidiaries are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by the Company or its affiliates.

  Banking regulations require bank holding companies and banks to maintain a minimum "leverage" ratio of core capital to adjusted quarterly average total assets of at least 3%. In addition, banking regulators have adopted risk-based capital guidelines under which risk percentages are assigned to various categories of assets and off-balance sheet items to calculate a risk-adjusted capital ratio. Tier I capital generally consists of common shareholders' equity (which does not include unrealized gains and losses on securities), less goodwill and certain identifiable intangible assets, while Tier II capital includes the allowance for loan losses and subordinated debt, both subject to certain limitations. Regulatory risk-based capital guidelines require a minimum Tier I capital of 4% of risk-adjusted assets and minimum total capital ratio (combined Tier I and Tier II) of 8%. For a discussion of the Bank's capital ratios, see "Banking Subsidiary."

  Banking Subsidiary. The Bank is a Washington state-chartered savings bank, the deposits of which are insured by the FDIC. It is subject to regulation by the FDIC and the Division. Although the Bank is not a member of the Federal Reserve System, the Federal Reserve supervisory authority over the Company can also affect the Bank.

  Among other things, applicable federal and state statutes and regulations which govern a bank's operations relate to minimum capital requirements, required reserves against deposits, investments, loans, legal lending limits, mergers and consolidations, borrowings, issuance of securities, payment of dividends, establishment of branches and other aspects of its operations. The Division and the FDIC also have authority to prohibit banks under their supervision from engaging in what they consider to be unsafe and unsound practices.

  The Bank is required to file periodic reports with the FDIC and the Division and is subject to periodic examinations and evaluations by those regulatory authorities. Based upon such an evaluation, the regulators may revalue the assets of an institution and require that it establish specific reserves to compensate for the differences between the regulator-determined value and the book value of such assets. These examinations must be conducted every 12 months, except that certain well-capitalized banks may be examined every 18 months. The FDIC and the Division may each accept the results of an examination by the other in lieu of conducting an independent examination.

  As a subsidiary of a bank holding company, the Bank is subject to certain restrictions in its dealings with the Company and with other companies that may become affiliated with the Company.

  Dividends paid by the Bank will provide substantially all of the Company's cash flow (other than earnings on the proceeds of the Offerings retained by the Company and interest and principal repayments on the loan to the ESOP). Applicable federal and Washington state regulations restrict capital distributions by institutions such as the Bank, including dividends. Such restrictions are tied to the institution's capital levels after giving effect to such distributions. At June 30, 1997, the Bank's leverage ratio was 11.7% compared with 11.6% at June 30, 1996. Tier I and total capital ratios for the Bank at June 30, 1997 were 15.6% and 16.9%, respectively, compared with 17.7% and 18.9%, respectively, at June 30, 1996. The FDIC has established the qualifications necessary to be classified as a "well-capitalized" bank, primarily for assignment of FDIC risk-based insurance premium rates discussed below. To qualify as "well-capitalized," banks must have a Tier I risk-adjusted capital ratio of at least 6%, a total risk-adjusted capital ratio of at least 10%, and a leverage ratio of at least 5%. The Bank qualified as "well-capitalized" at June 30, 1997.

  Federal laws generally bar institutions which are not well capitalized from accepting brokered deposits. The FDIC has issued rules which prohibit under-capitalized institutions from soliciting or accepting such deposits. Adequately capitalized institutions are allowed to solicit such deposits, but only to accept them if a waiver is obtained from the FDIC.

  Other Regulatory Developments. Congress has enacted significant federal banking legislation in recent years. Included in this legislation have been the FIRREA and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FIRREA, among other things, (i) created two deposit insurance funds administered by the FDIC, the Bank Insurance Fund ("BIF") and the SAIF;
(ii) permitted commercial banks that meet certain housing-related asset requirements to secure advances and other financial services from local FHLBs;
(iii) restructured the federal regulatory agencies for savings associations; and (iv) greatly enhanced the regulators' enforcement powers over financial institutions and their affiliates.

  FDICIA went substantially farther than FIRREA in establishing a more rigorous regulatory environment. Under FDICIA, regulatory authorities are required to enact a number of new regulations, substantially all of which are now effective. These regulations include, among other things, (i) a new method for calculating deposit insurance premiums based on risk, (ii) restrictions on acceptance of brokered deposits except by well-capitalized institutions, (iii) additional limitations on loans to executive officers and directors of banks,
(iv) the employment of interest rate risk in the calculation of risk-based capital, (v) safety and soundness standards that take into consideration, among other things, management, operations, asset quality, earnings and compensation, (vi) a five-tiered rating system from well-capitalized to critically undercapitalized, along with the prompt corrective action the agencies may take depending on the category, and (vii) new disclosure and advertising requirements with respect to interest paid on savings accounts.

  FDICIA and regulations adopted by the FDIC impose additional requirements for annual independent audits and reporting when a bank begins a fiscal year with assets of $500 million or more. Such banks, or their holding companies, are also required to establish audit committees consisting of directors who are independent of management. The Bank had less than $500 million in assets at June 30, 1997.

  Also, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act") provides banks with greater opportunities to merge with other institutions and to open branches nationwide. The Interstate Banking Act also allows a bank holding company whose principal operations are in one state to apply to the Federal Reserve for approval to acquire a bank that is headquartered in a different state. States cannot "opt out" but may impose minimum time periods, not to exceed five years, for the target bank's existence.

  The Interstate Banking Act also allows bank subsidiaries of bank holding companies to establish "agency" relationships with their depository institution affiliates. In an agency relationship, a bank can accept deposits, renew time deposits, close and service loans, and receive payments for a depository institution affiliate. States cannot "opt out."

  In addition, the Interstate Banking Act allows banks whose principal operations are located in different states to apply to federal regulators to merge. This provision takes effect June 1, 1997, unless states enact laws to either (i) authorize such transactions at an earlier date or (ii) prohibit such transactions entirely. The Interstate Banking Act also allows banks to apply to establish de novo branches in states in which they do not already have a branch office. This provision took effect June 1, 1997, but (i) states must enact laws to permit such branching and (ii) a bank's primary federal regulator must approve any such branch establishment. The Washington legislature passed legislation that allows, subject to certain conditions, mergers or other combinations, relocations of banks' main office and branching across state lines in advance of the June 1, 1997 date established by federal law.

  Further effects on the Company and the Bank may result from the Riegle Community Development and Regulatory Improvement Act of 1994 (the "Community Development Act"). The Community Development Act (i) establishes and funds institutions that are focused on investing in economically distressed areas and (ii) streamlines the procedures for certain transactions by financial institutions with federal banking agencies.

  Among other things, the Community Development Act requires the federal banking agencies to (i) consider the burdens that are imposed on financial institutions when new regulations are issued or new compliance burdens are created and (ii) coordinate their examinations of financial institutions when more than one agency is involved. The Community Development Act also streamlines the procedures for forming certain one-bank holding companies and engaging in authorized non-banking activities.

  The Bank's deposit accounts are insured by the FDIC under the SAIF to the maximum extent permitted by law. The Bank pays deposit insurance premiums to the FDIC based on a risk-based assessment system established by the FDIC for all SAIF-member institutions. Under applicable regulations, institutions are assigned to one of three capital groups that are based solely on the level of an institution's capital ("well capitalized", "adequately capitalized" or "undercapitalized"). The matrix so created results in nine assessment risk classifications, with rates that until September 30, 1996 ranged from 0.23% for well capitalized, financially sound institutions with only a few minor weaknesses to 0.31% for undercapitalized institutions that pose a substantial risk of loss to the SAIF unless effective corrective action is taken. The Bank's assessments expensed for the year ended June 30, 1997 equaled $1.3 million, which includes the $1.1 million special SAIF assessment.

  Pursuant to recent changes in federal law, the FDIC imposed a special assessment on each depository institution with SAIF-assessable deposits which resulted in the SAIF achieving its designated reserve ratio. In connection therewith, the FDIC reduced the assessment schedule for SAIF members, effective January 1, 1997, to a range of 0% to 0.27%, with most institutions paying 0%. This assessment schedule is the same as that for the BIF, which reached its designated reserve ratio in 1995. In addition, since January 1, 1997, SAIF members are charged an assessment of 0.065% of SAIF-assessable deposits for the purpose of paying interest on the obligations issued by the Financing Corporation ("FICO") in the 1980s to help fund the thrift industry cleanup.

BIF-assessable deposits will be charged an assessment to help pay interest on the FICO bonds at a rate of approximately .013% until the earlier of December 31, 1999 or the date upon which the last savings association ceases to exist, after which time the assessment will be the same for all insured deposits.

  Recent legislative changes provide for the merger of the BIF and SAIF into the Deposit Insurance Fund on January 1, 1999, but only if no insured depository institution is a savings association on that date. The recent change contemplates the development of a common charter for all federally chartered depository institutions and the abolition of separate charters for national banks and federal savings associations. It is not known what form the common charter may take and what effect, if any, the adoption of a new charter would have on the operation of the Bank.

  In addition to the changes to the BIF and SAIF assessment rates implemented by the recent legislation, various regulatory relief provisions were enacted. The new legislation includes, among other things, changes to (i) the Truth in Lending Act and the Real Estate Settlement Procedures Act to coordinate and simplify the two laws' disclosure requirements; (ii) eliminate civil liability for violations of the Truth in Savings Act after five years; (iii) streamline the application process for a number of bank holding company and bank applications; (iv) establish a privilege from discovery in any civil or administrative proceeding or bank examination for any fair lending self-test results conducted by, or on behalf of, a financial institution in certain circumstances; (v) repeal the FDICIA requirement that independent public accountants attest to compliance with designated safety and soundness regulations; (vi) impose a continuous regulatory review of regulations to identify and eliminate outdated and unnecessary rules; and (vii) various other miscellaneous provisions to reduce bank regulatory burden.

FEDERAL SECURITIES LAWS

  The Company has filed a Registration Statement with the SEC under the Securities Act of 1933, as amended ("Securities Act") for the registration of the Common Stock to be issued in the Conversion. Upon completion of the Conversion, the Common Stock will be registered with the SEC under the Exchange Act and generally may not be deregistered for at least three years thereafter. The Company will then be subject to the information, proxy solicitation, insider trading restrictions and other requirements of the Exchange Act.

  The registration under the Securities Act of the Common Stock to be issued in the Conversion does not cover the resale of such shares. Shares of the Common Stock purchased by persons who are not affiliates of the Company may be resold without registration. Shares purchased by an affiliate of the Company may comply with the resale restrictions of Rule 144 under the Securities Act. If the Company meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of the Company who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of the Company or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks. Provision may be made in the future by the Company to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances. There are currently no demand registration rights outstanding. However, in the event the Company, at some future time, determines to issue additional shares from its authorized but unissued shares, the Company might offer registration rights to certain of its affiliates who want to sell their shares.

                                THE CONVERSION

  The Division has given approval to the Plan subject to the satisfaction of certain conditions imposed by the Division in its approval. In addition, the Bank has received from the FDIC a notice of nonobjection to the Conversion. The conversion will not be consummated until the Federal Reserve approves the application of the Company to become a bank holding company and to acquire the Bank. The Division's approval, however, does not constitute a recommendation or endorsement of the Plan.

GENERAL

  On July 1, 1997, the Boards of Directors of the Mutual Holding Company and the Bank unanimously adopted the Plan of Conversion, which was subsequently amended, pursuant to which the Bank will reorganize into the stock holding company form of organization and the Company, a newly formed Washington corporation, will offer and sell the Common Stock. It is intended that following the Conversion all of the common stock of the Bank will be held by the Company. THE FOLLOWING DISCUSSION OF THE PLAN OF CONVERSION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN OF CONVERSION, WHICH IS AVAILABLE FROM THE BANK UPON REQUEST. The Division has approved the Plan of Conversion subject to the satisfaction of certain conditions imposed by the Division in its approval. In addition, completion of the Conversion is subject to (i) the nonobjection of the FDIC; (ii) approval by the Federal Reserve of the Company's acquisition of the Bank; (iii) approval of the Plan by at least a majority of the total number of votes eligible to be cast by members of the Mutual Holding Company (iv) approval of the Plan by two-thirds of the outstanding shares of Bank Common Stock and a majority of the outstanding shares of Bank Common Stock held by the Minority Stockholders; and (v) successful completion of the Offerings. It is possible that there could be a significant delay in the completion of the Conversion as a result of delays in receiving a notice of nonobjection to the Conversion from the FDIC or in receiving the approval of the Federal Reserve. See "Risk Factors--Risk of Delayed Offering."

  The Plan of Conversion provides generally that (i) the Mutual Holding Company, which currently owns 66.31% of the Bank, will convert from mutual to stock form and simultaneously merge with the Bank, with the Bank being the surviving entity, and the shares of Bank Common Stock currently held by the Mutual Holding Company will be canceled; (ii) the Bank will then merge into Interim, a to be formed wholly-owned subsidiary of the Company, with the Bank being the surviving entity (and with the 1,200,000 shares of the Company's Common Stock currently held by the Bank being canceled); (iii) each share of Bank Common Stock held by the Minority Stockholders will be converted into Exchange Shares pursuant to the Exchange Ratio and (iv) the Conversion Stock will be offered by the Company in the Offerings. Applicable law requires that a minimum number of shares of Conversion Stock offered for sale in the Conversion be sold in order for the Conversion to become effective. The Conversion will be effected only upon completion of the sale of at least $42.5 million of Conversion Stock to be issued pursuant to the Plan of Conversion.

  As part of the Conversion, the Company is making a Subscription Offering of its Conversion Stock to holders of subscription rights in the following order of priority: (i) Eligible Account Holders; (ii) the Bank's ESOP; (iii) Supplemental Eligible Account Holders; and (iv) Other Members. Commencing concurrently with the Subscription Offering, the Company is offering the shares of Conversion Stock not subscribed for in the Subscription Offering in order of priority to (i) the Minority Stockholders who are not Eligible Account Holders, Supplemental Eligible Account Holders or Other Members and (ii) to certain members of the general public to whom a copy of this Prospectus is delivered by or on behalf of the Company.

  Shares of Common Stock not sold in the Subscription, Minority Stockholders' and Community Offerings may be offered in the Syndicated Community Offering. If a Syndicated Community Offering is determined not to be feasible, the Board of Directors of the Bank will consult with the regulatory authorities to determine an appropriate alternative method for selling the unsubscribed shares of Conversion Stock. The Plan of Conversion provides that the Conversion must be completed within 24 months after the date of the approval of the Plan of Conversion by the members of the Mutual Holding Company. No sales of Conversion Stock may be completed in the Offerings unless the Plan of Conversion is approved by the members of the Mutual Holding Company and Minority Stockholders of the Bank.

  The completion of the Offerings is subject to market conditions and other factors beyond the Bank's control. No assurance can be given as to the length of time after approval of the Plan of Conversion at the Special Meetings that will be required to complete the sale of the Conversion Stock or to receive the required approvals of regulatory authorities. If delays are experienced, significant changes may occur in the estimated pro forma market value of the Conversion Stock, together with corresponding changes in the net proceeds realized by the

Company from the sale of the Conversion Stock. In the event the Conversion is terminated, the Bank would be required to charge all Conversion expenses against current income.

  Orders for shares of Conversion Stock will not be filled until at least 4,250,000 shares of Conversion Stock have been sold, the Division and the FDIC approve the final Appraisal, the Federal Reserve approves the application of the Company to become a bank holding company and acquire the Bank and the
Conversion closes. If the Conversion is not completed by       , 1997 (45 days
after the last day of the fully extended Subscription Offering) and the Division consents to an extension of time to complete the Conversion, subscribers will be given the right to increase, decrease or rescind their subscriptions. Unless an affirmative indication is received from subscribers that they wish to continue to subscribe for shares, the funds will be returned promptly, together with accrued interest at the Bank's passbook rate from the date payment was received by the Company, and all withdrawal authorizations from deposit accounts of those subscribers will be terminated. If such period is not extended, or, in any event, if the Conversion is not completed by
      , all withdrawal authorizations will be terminated and all funds held will be promptly returned together with accrued interest at the Bank's passbook rate from the date payment is received.

PURPOSES OF CONVERSION

  The Mutual Holding Company, as a Washington-chartered mutual holding company, does not have stockholders and has no authority to issue capital stock. By converting to the stock holding company form of organization, the Company will be structured in the form used by many commercial banks and business entities and a growing number of savings institutions. Management of the Bank believes that the Conversion offers a number of advantages which will be important to the future growth and performance of the Bank. The Conversion is intended to:
(i) provide substantially increased capital to expand the operations of the Bank; (ii) to improve future access to capital markets; (iii) enhance the Company's and the Bank's ability to expand directly or through mergers and acquisitions and to diversify operations into new business activities (although there are no specific agreements, arrangements or understandings, written or oral, regarding any such mergers or diversified activities); and (iv) afford customers and others the opportunity to become stockholders of the Company and thereby participate more directly in any future growth of the Bank. While the Bank, prior to the consummation of the Conversion, has the ability to raise additional capital through the sale of additional shares of its common stock, that ability is limited by the mutual holding company structure which, among other things, requires that the Mutual Holding Company hold a majority of the outstanding shares of Bank Common Stock. The Conversion also will result in an increase in the number of shares of Common Stock to be outstanding as compared to the number of outstanding shares of Minority Shares, which will increase the likelihood of the development of an active and liquid trading market. See "Market for Common Stock." In addition, the Conversion permits the Company to engage in repurchases of its outstanding stock without adverse federal income tax consequences, unlike the Bank and MHC. Currently, the Company has no plans to engage in any stock repurchases.

  After completion of the Conversion, there will be a substantial amount of authorized but unissued Common Stock available for issuance to raise additional equity capital or to be used in connection with possible acquisitions. At the present time, the Company has no plans with respect to specific acquisitions or additional offerings of securities, other than the issuance of authorized but unissued shares upon exercise of stock options, the possible issuance of authorized but unissued shares to the MRP. Following the Conversion, the Company will be able to use stock-based incentive programs to attract and retain executive and other personnel for itself and its subsidiaries. For a description of the programs which have been adopted by the Company, see "Management--Benefits--1998 Stock Option Plan."

EFFECTS OF CONVERSION TO STOCK FORM ON DEPOSITORS AND BORROWERS OF THE BANK

  Voting Rights. Depositors and borrowers will have no voting rights in the Bank or the Company and therefore will not be able to elect directors of the Bank or the Company or to control their affairs. Subsequent to the Conversion, voting rights will be vested exclusively in the Company, as the sole stockholder, with respect to the Bank and the holders of the Common Stock as to matters pertaining to the Company. Each holder of Common Stock shall be entitled to vote on any matter to be considered by the stockholders of the Company. A stockholder will be entitled to one vote for each share of Common Stock owned.

  Savings Accounts and Loans. The Bank's savings accounts, account balances and existing FDIC insurance coverage of savings accounts will not be affected by the Conversion. Furthermore, the Conversion will not affect the loan accounts, loan balances or obligations of borrowers under their individual contractual arrangements with the Bank.

  Tax Effects. The Bank has received an opinion from KPMG Peat Marwick LLP that for federal income tax purposes: (1) the conversion of the Mutual Holding Company from mutual to stock form and the simultaneous merger of the Mutual Holding Company with and into the Bank, with the Bank being the surviving institution, will qualify as a conversion within the meaning of Section 368(a)(1)(A) of the Code, (2) no gain or loss will be recognized by the Bank upon the receipt of the assets of the Mutual Holding Company in such merger,
(3) the merger of the Bank with and into Interim, with the Bank being the surviving institution, will qualify as a conversion within the meaning of
Section 368(a)(1)(A) of the Code, (4) no gain or loss will be recognized by Interim upon the transfer of its assets to the Bank, (5) no gain or loss will be recognized by the Bank upon the receipt of the assets of Interim, (6) no gain or loss will be recognized by the Company upon the sale of shares of Common Stock in the Offering, (7) the Eligible Account Holders and Supplemental Eligible Account Holders will recognize gain, if any, upon the issuance to them of withdrawable savings accounts in the Bank following the Conversion, interests in the liquidation account and nontransferable subscription rights to purchase Common Stock, but only to the extent of the value, if any, of the subscription rights, and (8) the tax basis to the holders of Common Stock purchased in the Offering will be the amount paid therefor, and the holding period for the shares of Common Stock will begin on the date of consummation of the Offerings if purchased through the exercise of subscription rights and on the day after the date of purchase if purchased in the Community Offering or Syndicated Community Offering. Unlike a private letter ruling issued by the IRS, an opinion of a tax advisor is not binding on the IRS and the IRS could disagree with the conclusions reached therein. In the event of such disagreement, no assurance can be given that the conclusions reached in an opinion of a tax advisor would be sustained by a court if contested by the IRS.

  Based upon past rulings issued by the IRS, the opinion provides that the receipt of subscription rights by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members under the Plan will be taxable to the extent, if any, that the subscription rights are deemed to have a fair market value. RP Financial, whose findings are not binding upon the IRS, has issued a letter indicating that it believes the subscription rights do not have any value, based on the fact that such rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase shares of the Conversion Stock at a price equal to its estimated fair market value, which will be the same price paid by purchasers in the Offerings. If the subscription rights are deemed to have a fair market value, the receipt of such rights may be taxable to those Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members who exercise their subscription rights by purchasing Conversion Stock. The Bank could also recognize a gain on the distribution of such subscription rights. Eligible Account Holders, Supplemental Eligible Account Holders, and Other Members are encouraged to consult with their own tax advisers as to the tax consequences in the event the subscription rights are deemed to have a fair market value.

  The Bank has also received an opinion from Gordon, Thomas, Honeywell, Malanca, Peterson & Daheim, P.L.L.C. that no gross receipts will be recognized for Washington business and occupation tax purposes by either the Bank or its Eligible Account Holders and Supplemental Eligible Account Holders as a result of the implementation of the Plan of Conversion.

  The opinions of KPMG Peat Marwick LLP and Gordon, Thomas, Honeywell, Malanca, Peterson & Daheim, P.L.L.C. and the letter from RP Financial are filed as exhibits to the Registration Statement. See "Additional Information."

  PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE CONVERSION PARTICULAR TO THEM.

  Liquidation Account. In the unlikely event of a complete liquidation of the Mutual Holding Company in its present mutual form, each depositor in the Bank would receive a pro rata share of any assets of the Mutual Holding Company remaining after payment of claims of all creditors (including the claims of all depositors up to the withdrawal value of their accounts). Each depositor's pro rata share of such remaining assets would be in the same proportion as the value of his deposit account to the total value of all deposit accounts in the Bank at the time of liquidation. After the Conversion, each depositor, in the event of a complete liquidation of the Bank, would have a claim as a creditor of the same general priority as the claims of all other general creditors of the Bank. However, except as described below, his or her claim would be solely in the amount of the balance in his or her deposit account plus accrued interest. Each stockholder would not have an interest in the value or assets of the Bank or the Company above that amount.

  The Plan of Conversion provides for the establishment, upon the completion of the Conversion, of a special "liquidation account" (a memorandum account not reflected on the Bank's financial statement) for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the amount of any dividends waived by the MHC plus the greater of (1) the Bank's retained earnings of $12.9 million at June 30, 1993, the date of the latest statement of financial condition contained in the final offering circular utilized in the MHC Reorganization, or (2) 66.31% of the Bank's total stockholders' equity as reflected in its latest statement of financial condition contained in the final Prospectus utilized in the Offerings. As of the date of this Prospectus, the initial balance of the liquidation account would be $18.4 million. Each Eligible Account Holder and Supplemental Eligible Account Holder, if he were to continue to maintain his deposit account at the Bank, would be entitled, upon a complete liquidation of the Bank after the Conversion to an interest in the liquidation account prior to any payment to the Company as the sole stockholder of the Bank. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each deposit account, including passbook accounts, transaction accounts such as checking accounts, money market deposit accounts and certificates of deposit, held in the Bank at the close of business on June 30, 1996 or September 30, 1997, as the case may be. Each Eligible Account Holder and Supplemental Eligible Account Holder will have a pro rata interest in the total liquidation account for each of his deposit accounts based on the proportion that the balance of each such deposit account on the June 30, 1996 Eligibility Record Date or the September 30, 1997 Supplemental Eligibility Record Date, as the case may be, bore to the balance of all deposit accounts in the Bank on such date.

  If, however, on any June 30 annual closing date of the Bank, commencing June 30, 1997, the amount in any deposit account is less than the amount in such deposit account on June 30, 1996 or September 30, 1997, as the case may be, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to the Company as the sole stockholder of the Bank.

THE OFFERINGS

  THE OFFERINGS ARE EXPECTED TO EXPIRE ON THE EXPIRATION DATE, UNLESS EXTENDED OR CONTINUED AS DESCRIBED ON THE COVER PAGE OF THIS PROSPECTUS. ALL PURCHASES ARE SUBJECT TO THE MAXIMUM PURCHASE LIMITATIONS IN THE OFFERINGS AND THE OVERALL OWNERSHIP LIMITATIONS DESCRIBED UNDER "THE CONVERSION--LIMITATIONS ON PURCHASE AND OWNERSHIP OF SHARES". FOR ADDITIONAL INFORMATION ON HOW TO SUBSCRIBE FOR CONVERSION STOCK, PLEASE CALL THE STOCK INFORMATION CENTER AT
(360) 705-9190.

  Subscription Offering. In accordance with the Plan, nontransferable subscription rights to purchase the Conversion Stock have been granted to all persons and entities entitled to purchase the Conversion Stock in the

Subscription Offering. The amount of the Conversion Stock which these parties may purchase will be subject to the availability of the Conversion Stock for purchase. Subscription priorities have been established for the allocation of available stock. If all the Conversion Stock offered is subscribed and purchased in categories of higher priority, no shares will be available for purchase to prospective purchasers in the remaining categories. These priorities are as follows:

  CATEGORY 1: Eligible Account Holders. Each depositor with $50.00 or more on deposit at the Bank as of June 30, 1996 will receive nontransferable subscription rights to subscribe for up to the greater of the purchase limitation established by the Bank for the Community Offering, one-tenth of one percent (.10%) of the total offering of shares of Conversion Stock, or 15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock to be issued by a fraction of which the numerator is the amount of the qualifying deposit of the Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Eligible Account Holders. If the exercise of subscription rights in this category results in an oversubscription, shares of Conversion Stock will be allocated among subscribing Eligible Account Holders so as to permit each Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to 100 shares or the number of shares subscribed for, whichever is less. Thereafter, unallocated shares will be allocated among subscribing Eligible Account Holders proportionately, based on the amount of their respective qualifying deposits, as compared to total qualifying deposits of all subscribing Eligible Account Holders. Subscription rights received by officers and directors in this category based on their increased deposits in the Bank in the one year period preceding June 30, 1996 are subordinated to the subscription rights of other Eligible Account Holders.

  CATEGORY 2: ESOP. The Plan of Conversion provides that the ESOP shall receive nontransferable Subscription Rights to purchase up to 2% of the shares of Conversion Stock issued in the Conversion. The ESOP intends to purchase 2% of the shares of Conversion Stock issued in the Conversion. In the event the number of shares offered in the Conversion is increased above the maximum of the Estimated Valuation Range, the ESOP shall have a second priority right after Eligible Account Holders to purchase any available additional shares. In the event of an oversubscription by Eligible Account Holders and, as a result, the ESOP is unable to fill its order for up to 2% of the Conversion Stock, then the ESOP may purchase sufficient shares of Common Stock in the open market as are necessary for the ESOP to acquire a number of shares equal to 2% of the shares of Conversion Stock issued in the Conversion.

  CATEGORY 3: Supplemental Eligible Account Holders. Each depositor with $50.00 or more on deposit as of September 30, 1997 will receive nontransferable subscription rights to subscribe for up to the greater of the purchase limitation established by the Bank for the Community Offering, one-tenth (.10%) of one percent of the total offering of Conversion Stock or fifteen times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Common Stock to be issued by a fraction of which the numerator is the amount of qualifying deposits of the Supplemental Eligible Account Holder and the denominator is the total amount of qualifying deposits of all Supplemental Eligible Account Holders. If the exercise of subscription rights in this category results in an oversubscription, shares of Conversion Stock will be allocated among subscribing Supplemental Eligible Account Holders so as to permit each Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. Thereafter, unallocated shares will be allocated among subscribing Supplemental Eligible Account Holders proportionately, based on the amount of their respective qualifying deposits as compared to total qualifying deposits of all Supplemental Eligible Account Holders.

  CATEGORY 4: Other Members. Each depositor of the Bank as of the Voting Record Date (October 24, 1997) and each borrower with a loan outstanding on July 21, 1993, which continues to be outstanding as of the Voting Record Date, will receive nontransferable Subscription Rights to subscribe for up to the purchase limitation established by the Bank, to the extent shares are available after filling subscriptions by Eligible Account Holders, the Bank's ESOP and Supplemental Eligible Account Holders. In the event of an oversubscription in this category, the available shares will be allocated proportionately based on the amount of the respective subscriptions.

  CATEGORY 5: Minority Stockholders. Minority Stockholders as of the Voting Record Date will receive nontransferable subscription rights to purchase shares up to the purchase limitation established by the Bank, to the extent available after filling the Subscription Offering subscriptions. In the event of an oversubscription, the available shares will be allocated proportionately on the basis of the amounts of their respective subscriptions.

  Subscription rights are nontransferable. Persons selling or otherwise transferring their rights to subscribe for Conversion Stock in the Subscription Offering or subscribing for Conversion Stock on behalf of another person will be subject to forfeiture of such rights and possible further sanctions and penalties imposed by government agencies. Each person exercising subscription rights will be required to certify that he or she is purchasing such shares solely for his or her own account and that he or she has no agreement or understanding with any other person for the sale or transfer of such shares.

  Community Offering. Concurrently with the Subscription Offering and the Minority Stockholders' Offering, the Company is offering shares of the Conversion Stock to certain members of the general public in a Community Offering. Preference may be given first to natural persons residing in the Local Community (such persons are referred to as "Preferred Subscribers"). Purchasers, together with their associates and groups acting in concert, may order up to $250,000 in aggregate purchase price of Conversion Stock subject to maximum purchase limitations in the Offerings and the overall ownership limitation. If the amount of available stock is insufficient to fill the orders of Preferred Subscribers stock will be allocated first to each Preferred Subscriber in an amount equal to the lesser of 100 shares or the number of shares subscribed for by each such Preferred Subscriber, if possible. Thereafter, unallocated shares will be allocated among the Preferred Subscribers whose order remains unsatisfied proportionately, on the basis of the amounts of the respective subscriptions. If the orders of Preferred Subscribers are completely filled, but there are insufficient shares to fill the orders of others, available shares will be allocated to the other members of the general public who purchase in the Community Offering applying the same allocation described above for Preferred Subscribers. THE RIGHT OF ANY PERSON TO PURCHASE SHARES IN THE COMMUNITY OFFERING IS SUBJECT TO THE ABSOLUTE RIGHT OF THE COMPANY AND THE BANK TO ACCEPT OR REJECT SUCH ORDERS IN WHOLE OR IN PART.

  If all of the Common Stock offered in the Subscription Offering and the Minority Stockholders' Offering is subscribed for, no Conversion Stock will be available for purchase in the Community Offering and all funds submitted pursuant to the Community Offering will be promptly refunded with interest.

  Syndicated Community Offering. The Plan provides that all shares of Conversion Stock not purchased in the Subscription, Minority Stockholders' and Community Offerings may be offered for sale to certain members of the general public in a Syndicated Community Offering through a syndicate of registered broker-dealers to be managed by Ryan Beck acting as agent of the Company to assist the Company and the Bank in the sale of the Common Stock. The Company and the Bank have the right to reject orders, in whole or part, in their sole discretion in the Syndicated Community Offering. Neither Ryan Beck nor any other registered broker-dealer shall have any obligation to take or purchase any shares of the Conversion Stock in the Syndicated Community Offering; however, Ryan Beck has agreed to use its best efforts in the sale of shares in the Syndicated Community Offering.

  No person, together with any associate or group of persons acting in concert, will be permitted to subscribe in the Syndicated Community Offering for in excess of $250,000 of Conversion Stock. See "--Marketing Arrangements" for a description of the commission to be paid to the selected dealers and to Ryan Beck.

  If a syndicate of selected dealers is formed to assist in the Syndicated Community Offering, a purchaser may pay for his shares with funds held by or deposited with a selected dealer. Selected dealers are expected to solicit indications of interest from their customers to place orders for shares. Such selected dealers shall subsequently contact their customers who indicated an interest and seek their confirmation as to their intent to purchase. The selected dealer will then acknowledge confirmation of the order by its customer in writing on the following business day and will debit such customer's account on the third business day after the customer has confirmed his intent to purchase (the "debit date"). On or before noon of the next business day following the debit date, the selected dealer will send funds to the Bank for deposit in a segregated account. Although purchasers' funds are not required to be in their accounts with selected dealers until the debit date, once a confirmation of an intent to purchase has been given to the selected dealer, the purchaser has no right to rescind his order.

  The Syndicated Community Offering may run concurrent to the Subscription, Minority Stockholders' and Community Offering or subsequent to such offerings. The Syndicated Community Offering will terminate no more than 45 days following the Expiration Date, unless extended by the Company with any required
regulatory approval, but in no case later than            .

  THE SUBSCRIPTION OFFERING WILL EXPIRE AT 10:00 A.M., PACIFIC TIME, ON       ,
1997 ("EXPIRATION DATE"), UNLESS EXTENDED BY THE COMPANY FOR UP TO   DAYS TO
      , 1997. THE MINORITY STOCKHOLDERS' OFFERING AND COMMUNITY OFFERING ARE
ALSO EXPECTED TO TERMINATE AT NOON, PACIFIC TIME, ON       , 1997, BUT MAY BE
EXTENDED. Such extensions may be granted without notice to subscribers. If the Conversion is not consummated within 45 days after the last day of the
Subscription Offering (which may conclude no later than       , 1997) and the
Company elects to extend the Offerings, with the approval of the Division, if necessary, subscribers will be notified in writing of the time period within which they must notify the Company of any intention to increase, decrease or rescind stock orders. If an affirmative response to any such resolicitation is not received by the Company, a subscriber's stock order will be rescinded and subscription funds will be returned promptly, together with interest from the date such funds were received by the Company, and all withdrawal authorizations from deposit accounts at the Bank will be terminated. No single extension may exceed 90 days. If the Offerings are not extended or, in any event, if the
Conversion is not consummated by       , 1997, all stock orders will be
rescinded, funds returned and withdrawal authorizations terminated, as described above.

  In the event the Company is unable to find purchasers from the general public for an insignificant number of unsubscribed shares, other purchase arrangements will be made by the Board of Directors of the Bank, if feasible. Such other arrangements will be subject to the approval of the Division.

  Persons in Non-Qualified States. The Company and the Bank will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the Plan reside. However, the Company and the Bank are not required to offer stock in the Subscription Offering to any person who resides in a foreign country or resides in a state of the United States with respect to which (i) a small number of persons otherwise eligible to subscribe for shares of Conversion Stock reside in such state; or (ii) the Company or the Bank determines that compliance with the securities laws of such state would be impracticable for reasons of cost or otherwise, including but not limited to a request that the Company and the Bank or their officers, directors or trustees register as a broker, dealer, salesman or selling agent, under the securities laws of such state, or a request to register or otherwise qualify the subscription rights or Conversion Stock for sale or submit any filing with respect thereto in such state. Where the number of persons eligible to subscribe for shares in one state is small, the Company and the Bank will base their decision as to whether or not to offer the Conversion Stock in such state on a number of factors, including the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register the Company, its officers, directors or employees as brokers, dealers or salesmen.

THE EXCHANGE

  General. The regulations and policies governing mutual holding companies provide that in a conversion of a mutual holding company to the stock holding company form of organization, the Minority Stockholders will be entitled to exchange their Minority Shares for Exchange Shares, provided the Bank and the Mutual Holding Company demonstrate to the satisfaction of the Division and the FDIC that the basis for the exchange is fair and reasonable. The Boards of Directors of the Bank and the Company have determined that each Minority Share will, at the Effective Time of the Conversion, be converted into and become the right to receive a number of Exchange Shares determined pursuant to the Exchange Ratio that ensures that after the Conversion and before giving effect to purchases of Conversion Stock by Minority Stockholders in the Offering, and receipt by Minority Stockholders of cash in lieu of fractional shares, Minority Stockholders will own approximately the same aggregate percentage of the Common Stock as they own of the Bank Common Stock immediately prior to the Effective Time adjusted downward to reflect the aggregate amount of Bank Common Stock dividends waived by the Mutual Holding Company and the amount of assets, other than Bank Common Stock, held by the Mutual Holding Company. The Mutual Holding Company had assets of $120,000 and waived $1,230,000 in dividends, as of June 30, 1997 and September 30, 1997. No Bank common stock dividends are expected to be declared after such dates.

  The adjustments described above decrease the Minority Stockholders' ownership interest to 32.17% from 33.69% based on the following calculation:

Bank Stockholders' Equity at 9/30/97--Aggregate Dividends Waived by MHC x Minority Stockholders' 33.69% Ownership = 32.2247%

                   Bank Stockholders' Equity at 9/30/97

  The adjustments described above would further adjust the Minority Stockholders' ownership interest as follows:

32.2247% x Pro Forma Market Value of the Company--Market Value of Assets of MHC Other than Bank Common Stock = 32.17%

                     Pro Forma Market Value of the Company

  To determine the Exchange Ratio, the adjusted Minority Stockholders' ownership interest was multiplied by the number of shares to be issued in the Conversion, and the result was divided by the number of Minority Shares outstanding (609,616) shares as of June 30, 1997. Immediately prior to consummation of the Conversion, the Bank will recalculate the Minority Stockholders' ownership interest pursuant to the above formula, which will take into account changes in stockholders' equity and percentage ownership at such date.

  The following table sets forth, based upon the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range, the following: (i) the total number of shares of Conversion Stock and Exchange Shares to be issued in the Conversion, (ii) the percentage of the total Common Stock represented by the Conversion Stock and the Exchange Shares, and (iii) the Exchange Ratio. The table assumes that there is no cash paid in lieu of issuing fractional Exchange Shares.

                      CONVERSION STOCK   EXCHANGE SHARES  TOTAL SHARES
                       TO BE ISSUED(1)   TO BE ISSUED(1)   OF COMMON
                      ----------------- ----------------- STOCK TO BE  EXCHANGE
                       AMOUNT   PERCENT  AMOUNT   PERCENT OUTSTANDING   RATIO
                      --------- ------- --------- ------- ------------ --------
Minimum.............. 4,250,000  67.83% 2,015,664  32.17%  6,265,664    3.3064
Midpoint............. 5,000,000  67.83  2,371,369  32.17   7,371,369    3.8899
Maximum.............. 5,750,000  67.83  2,727,075  32.17   8,477,075    4.4734
15% above maximum.... 6,612,500  67.83  3,136,136  32.17   9,748,636    5.1444

--------

(1) Assumes that outstanding exercisable options to purchase 42,717 shares of Bank Common Stock at June 30, 1997 are not exercised prior to consummation of the Conversion. Assuming that all of such options are exercised prior to such consummation, the percentages represented by the Conversion Stock and the Exchange Shares would amount to 66.40% and 33.60%, respectively, and the Exchange Ratio would amount to 3.2968, 3.8786, 4.4604 and 5.1294 at the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range, respectively.

  The actual Exchange Ratio is not dependent on the market value of the Minority Shares. It will be determined based upon the number of shares of Conversion Stock issued in the Offerings and the Minority Stockholders' percentage ownership in the Bank prior to consummation of the Conversion adjusted downward to take into account the effect of the aggregate amount of dividends declared by the Bank and waived by the Mutual Holding Company and the assets of the Mutual Holding Company). At the minimum, midpoint and maximum of the Valuation Price Range, one Minority Share will be exchanged for 3.3064,
3.8899 and 4.4734 shares of common Stock, respectively (which have calculated equivalent estimated value of $33.06, $38.90 and $44.73 based on the Purchase Price of Conversion Stock in the Offerings and the aforementioned Exchange Ratios). However, there can be no assurance as to the actual market value of a share of Common Stock after the Conversion or that such shares can be sold at or above the $10.00 per share Purchase Price. Any increase or decrease in the number of shares of Conversion Stock will result in a corresponding change in the number of Exchange Shares, so that upon consummation of the Conversion, the Conversion Stock and the Exchange Stock will represent approximately 67.83% and 32.17%, respectively, of the Company's total outstanding shares of Common Stock. Each holder of a certificate or certificates evidencing issued and outstanding Minority Shares will be entitled to receive in exchange therefor a certificate or certificates representing the number of full shares of Common Stock for which the Minority Shares will have been converted based on the Exchange Ratio. To effect the Exchange, a duly appointed agent of the Bank will promptly mail to each such holder of record of an outstanding certificate which immediately prior to the consummation of the Conversion evidenced Minority Shares, a letter of transmittal (which will specify that delivery shall be effected, and risk of loss and title to such certificate shall pass, only upon delivery of such certificate to the Exchange Agent) advising such holder of the terms of the Exchange effected by the Conversion and of the procedure for surrendering to the Exchange Agent such certificate in exchange for a certificate or certificates evidencing Common Stock. MINORITY STOCKHOLDERS SHOULD NOT FORWARD TO THE BANK OR THE EXCHANGE AGENT CERTIFICATES UNTIL THEY HAVE RECEIVED THE TRANSMITTAL LETTER.

  No holder of a certificate representing shares of Bank Common Stock will be entitled to receive any dividends in respect of the Common Stock into which such shares shall have been converted by virtue of the conversion until the certificate representing such shares of Bank Common Stock is surrendered in exchange for certificates representing shares of Common Stock. In the event that dividends are declared and paid by the Company in respect of Common Stock after the consummation of the Conversion but prior to surrender of certificates representing shares of Bank Common Stock, dividends payable in respect of shares of Common Stock not then issued will accrue (without interest). Any such dividends will be paid (without interest) upon surrender of the certificates representing such shares of Bank Common Stock. The Company will be entitled, after the consummation of the Conversion, to treat certificates representing shares of Bank Common Stock as evidencing ownership of the number of full shares of Common Stock into which the shares of Bank Common Stock represented by such certificates shall have been converted, notwithstanding the failure on the part of the holder thereof to surrender such certificates.

  The Company shall not be obligated to deliver a certificate or certificates representing shares of Common Stock to which a holder of Bank Common Stock would otherwise be entitled as a result of the Conversion until such holder surrenders the certificate or certificates representing the shares of Bank Common Stock for exchange as provided above, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be required in each case by the Company.

DISSENTERS' RIGHTS

  The Plan of Conversion provides that stockholders of the Bank have the right to dissent from the mergers of the Bank with the MHC and with an interim bank formed to facilitate the Conversion, with the Bank as the surviving entity in each Merger, and, subject to certain conditions, to receive payment of the "value" of their shares of Bank Common Stock, as provided in Washington law.

  Under Washington state law (RCW 32.34), a stockholder of the Bank may exercise "dissenters' rights" and receive the fair value of his or her shares in cash, if certain procedures are followed. To exercise these rights, a Bank stockholder must (i) deliver to the Bank, within 30 days after the vote on approval of the Conversion is taken if the Conversion is effected, written demand of payment for his or her shares along with the stockholder's stock certificates, and (ii) vote against the Conversion. Bank stockholders will not receive further notification of the last date by which such written demand must be made. Merely voting against the Conversion is not sufficient statutory notice of a stockholder's desire to dissent, and, furthermore, the failure of a stockholder to vote against the Conversion will constitute a waiver of dissenters' rights.

  Any dissenting stockholder who complies with the statutory requirements will have the right to be paid the appraised value of his or her Bank Common Stock ascertained as of the day before the vote on the Conversion is taken. The appraised value may be higher or lower than the value of Exchange Shares issued pursuant to the Conversion. The appraised value shall be determined by three appraisers as follows: One appraiser shall be selected by the owners of two-thirds of the dissenting shares, one by the Board of Directors of the Company and the third by the two so chosen. The valuation agreed upon by any two appraisers shall govern. The dissenting stockholders shall bear, on a pro rata basis based on the number of dissenting shares owned, the cost of the appraisal performed by their appraiser and one-half of the cost of the third appraisal. The Company shall bear the cost of the appraisal performed by its appraiser and one-half of the cost of the third appraisal.

  The Company is of the view that a stockholder may not dissent as to less than all of the shares registered in his or her name, except that a stockholder holding, as a fiduciary, shares registered in his or her name for the benefit of more than one beneficiary may dissent as to less than all of the shares registered in his or her name, if dissent is made by a beneficiary as to all of the shares held for that beneficiary by the fiduciary.

  The foregoing summary of dissenters' rights is qualified in its entirety by reference to RCW 32.34.

MARKETING ARRANGEMENTS

  The Bank and the Company have engaged Ryan Beck, a National Association of Securities Dealers ("NASD") member firm as a financial and marketing advisor in connection with the Offerings, and Ryan Beck has agreed to use its best efforts to assist the Company with the solicitation of subscriptions for shares of Conversion Stock in the Offerings. The services to be rendered by Ryan Beck include the following: (i) consulting as to the securities marketing implications of any aspect of the Plan or related corporate documents; (ii) reviewing all offering documents, including the Prospectus, stock order forms and related offering materials; (iii) assisting in the design and implementation of a marketing strategy for the Offerings; (iv) organizing and supervising the Stock Information Center, including the proxy solicitation in connection with the Special Meetings to approve the Conversion; (v) training Bank personnel with respect to the Conversion and their roles in the process;
(vi) assisting management in scheduling and preparing for meetings with potential investors and broker-dealers; (vii) soliciting stock orders; and
(viii) providing such other general advice and assistance as may be requested to promote the successful completion of the Conversion. In addition, Ryan Beck will manage any Syndicated Community Offering.

  The engagement of Ryan Beck and the services performed thereunder, including any "due diligence" investigation of the operations of the Bank, should not be construed as an endorsement or recommendation of the suitability of an investment in the Common Stock or a verification of the accuracy or completeness of the information contained herein. Ryan Beck has not prepared any report or opinion constituting a recommendation or advice to the Bank or to persons who may purchase shares in the Offerings regarding the suitability of an investment in the Common Stock or as to the prices at which the Common Stock may trade.

  Based upon negotiations between the Bank, the Company and Ryan Beck, Ryan Beck will receive a management and advisory fee of $50,000, a marketing fee equal to 1.50% of the aggregate Purchase Price of Conversion Stock sold in the Subscription and Minority Stockholders' Offerings, and a marketing fee of 2.0% on such sales in the Community Offering. No fees will be paid to Ryan Beck on subscriptions by any director, officer or employee of the Bank or the Company or members of their immediate families or the ESOP. In the event that a selected dealers agreement is entered into in connection with a Syndicated Community Offering, the

Bank will pay a fee to such selected dealers of up to 7.0% including a management fee to Ryan Beck of 1.50% for shares sold by NASD member firms, other than Ryan Beck. Fees to Ryan Beck and to any other NASD member firm may be deemed to be underwriting fees and Ryan Beck and such broker-dealers may be deemed to be underwriters.

  Ryan Beck will also be reimbursed for its reasonable out-of-pocket expenses, including legal fees of its counsel, up to $35,000, and other expenses not to exceed $15,000 without Company approval. The Bank and the Company have agreed to indemnity Ryan Beck in connection with certain claims or liabilities, including certain liabilities under the Securities Act. Ryan Beck has received advances towards its fees totaling $25,000. Total fees to Ryan Beck, including the $50,000 management and advisory fee, are estimated to be $610,000 and $830,000 at the minimum and the maximum of the Valuation Price Range, respectively. See "Pro Forma Data" for the assumptions used to arrive at these estimates.

  The management and employees of the Bank may participate in the Offerings in clerical capacities, providing administrative support in effecting sales transactions or answering questions of a mechanical nature, such as the proper execution of the order form. Management of the Bank may answer questions regarding the business of the Bank. Other questions of prospective purchasers, including investment related questions, will be directed to Ryan Beck registered representatives. The management and employees of the Bank have been instructed not to solicit offers to purchase Conversion Stock or to provide advice regarding the purchase of Conversion Stock. None of the Bank's employees or directors who participate in the Offerings will receive any special compensation or other remuneration for such activities.

  None of the Bank's personnel participating in the Offerings are registered or licensed as a broker or dealer or an agent of a broker or dealer. The Bank's personnel will assist in the above-described sales activities pursuant to an exemption from registration as a broker or dealer provided by Rule 3a4-l ("Rule 3a4-l ") promulgated under the Exchange Act. Rule 3a4-l generally provides that an "associated person of an issuer" of securities shall not be deemed a broker solely by reason of participation in the sale of securities of such issuer if the associated person meets certain conditions. Such conditions include, but are not limited to, that the associated person participating in the sale of an issuer's securities not be compensated in connection therewith at the time of participation, that such person not be associated with a broker or dealer and that such person observe certain limitations on his participation in the sale of securities. For purposes of this exemption, "associated person of an issuer" is defined to include any person who is a director, officer or employee of the issuer or a company that controls, is controlled by or is under common control with the issuer.

PROCEDURE FOR PURCHASING SHARES IN OFFERINGS

  To ensure that each purchaser receives a Prospectus at least 48 hours before the Expiration Date in accordance with Rule l5c2-8 of the Exchange Act, no Prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the stock order form will confirm receipt or delivery in accordance with Rule 15c2-8. Stock order forms will only be distributed with a Prospectus.

  To purchase shares in the Subscription, Minority Stockholders' and Community Offerings, an executed stock order form, with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from the subscriber's deposit accounts with the Bank must be received by the Bank at any of its branch offices by Noon, Pacific Time, on the Expiration Date. Stock order forms which are not received by such time or are executed defectively or are received without full payment (or appropriate withdrawal instructions) are not required to be accepted. In addition, the Bank is not obligated to accept orders submitted on photocopied or facsimilied stock order forms. Notwithstanding the foregoing, the Company shall have the right, in its sole discretion, to permit institutional investors to submit irrevocable orders together with a legally binding commitment for payment and to thereafter pay for the shares of Conversion Stock for which they subscribe in the Community Offering at any time prior to 48 hours before the completion of the Conversion. The Company and the Bank have the right to waive or permit the correction of incomplete or improperly executed stock order forms, but do not represent that they will do so. Pursuant to the Plan of Conversion, the interpretation by the Company and the Bank of the terms and conditions of the Plan of Conversion and acceptability of the order form will be final. Once received, an executed stock order form may not be modified, amended or rescinded without the consent of the Bank unless the Company conducts a resolicitation of subscribers.

  In order to help ensure that prospective purchasers are properly identified as to their stock purchase priorities, depositors as of the Eligibility Record Date (June 30, 1996) or the Supplemental Eligibility Record Date (September 30,
1997) must list all accounts on the stock order form, all account holders' names in each Bank deposit account, and the account number.

  Payment for subscriptions may be made (i) in cash if delivered in person at any branch office of the Bank; (ii) by check, bank draft or money order; or
(iii) by authorization of withdrawal from deposit accounts maintained with the Bank. Interest will be paid on payments made by cash, check, bank draft or money order at the Bank's passbook rate of interest from the date payment is received until the completion or termination of the Conversion. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn will continue to accrue interest at the contractual rates until completion or termination of the Conversion, but a hold will be placed on such funds, thereby making them unavailable to the depositor. At the completion of the Conversion, withdrawals will be made and the funds received in the Offerings will be used to purchase the shares of Conversion Stock. The shares issued in the Conversion cannot and will not be insured by the FDIC or any other governmental agency.

  The Bank will waive any applicable penalties for early withdrawal from certificate accounts at the Bank. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at the passbook rate.

  The ESOP will not be required to pay for the shares subscribed for at the time it subscribes, but rather, may pay for such shares of Conversion Stock subscribed for at the Purchase Price upon consummation of the Offerings; provided, that there is in force from the time of its subscription until such time, a loan commitment from an unrelated financial institution or the Company to lend to the ESOP, at such time, the aggregate Purchase Price of the shares for which it subscribed.

  Owners of self-directed IRAs may use the assets of such IRAs to purchase shares of Conversion Stock in the Offerings, provided that such IRAs are not maintained at the Bank. Persons with self-directed IRAs maintained at the Bank must have their accounts transferred to an unaffiliated institution or broker to purchase shares of Conversion Stock in the Offerings. In addition, the provisions of ERISA and IRS regulations require that officers, directors and ten percent shareholders who use self-directed IRA funds to purchase shares of Conversion Stock in the Offerings, make such purchases for the exclusive benefit of IRAs.

  Certificates representing, shares of Conversion Stock purchased, and any refund due, will be mailed to purchasers at such address as may be specified in properly completed stock order forms as soon as practicable following consummation of the sale of all shares of Conversion Stock. Any certificates returned as undeliverable will be disposed of in accordance with applicable law. Until certificates for the Common Stock are available and delivered to subscribers and purchasers, subscribers and purchasers may not be able to sell the shares of Common Stock for which they subscribed or purchased.

STOCK PRICING AND NUMBER OF SHARES TO BE ISSUED

  The Plan of Conversion requires that the aggregate purchase price of the securities sold in connection with the Conversion be based upon an estimated pro forma value of the Bank and the MHC (i.e., taking into account the expected receipt of proceeds from the sale of securities in the Conversion) as determined by an independent appraisal. The Bank and the Company have retained RP Financial to prepare an appraisal of the pro forma market value of the common stock and a business plan. A COPY OF THE APPRAISAL IS AVAILABLE FOR INSPECTION AT EACH

OFFICE OF THE BANK. RP Financial will receive a fee expected to total approximately $35,000 for its appraisal services and preparation of a business plan, plus reasonable out-of-pocket expenses incurred in connection with the appraisal. The Bank has agreed to indemnify RP Financial under certain circumstances against liabilities and expenses (including legal fees) arising out of, related to, or based upon the Conversion.

  RP Financial prepared the Appraisal dated August 15, 1997 and as updated on October 10, 1997, which states that the aggregate pro forma market value of the Bank and the Mutual Holding Company inclusive of the sale of an approximate 67.83% ownership interest in the Offerings was $53,034,770 at the midpoint as of August 15, 1997 and $73,713,696 at the midpoint as updated on October 10, 1997. The Appraisal was multiplied by 67.83%, which is the Mutual Holding Company's percentage ownership interest in the Bank as adjusted upward from the 66.31% to reflect $1,230,000 of dividends declared by the Bank and waived by the Mutual Holding Company and the $120,000 in assets held by the MHC. The resulting amount, $50,000,000, is the midpoint of the dollar amount of Conversion Stock to be offered in the Offerings. The minimum and maximum of the offering range were set at 15% below and above the midpoint, respectively, resulting in an offering range of $42,500,000 to $57,500,000 of Conversion Stock. The Boards of Directors of the Company and the Bank determined that the Conversion Stock would be sold at $10.00 per share, resulting in a range of 4,250,000 to 5,750,000 shares of Conversion Stock being offered. The Plan of Conversion requires that all of the shares subscribed for in the Offerings be sold at the same price per share.

  The Appraisal involved a comparative evaluation of the operating and financial statistics of the Bank with those of other thrift institutions. The Appraisal also took into account such other factors as the market for thrift institution stocks generally, prevailing economic conditions, both nationally and in the State of Washington, which affect the operations of thrift institutions, the competitive environment within which the Bank operates and the effect of the Bank becoming a subsidiary of the Company. No detailed individual analysis of the separate components of the MHC's and the Bank's assets and liabilities was performed in connection with the evaluation. The Board of Directors reviewed the appraisal, including the methodology and the appropriateness of the assumptions utilized by RP Financial, and the Board accepted the valuation.

  Following commencement of the Subscription and Community Offerings, the maximum of the Valuation Price Range may be increased up to 15% and the number of shares of Conversion Stock to be issued in the Conversion may be increased to 6,612,500 shares due to regulatory considerations, changes in market conditions or general financial and economic conditions, without the resolicitation of subscribers. See "--Limitations on Purchases and Ownership of Shares" as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the Valuation Price Range to fill unfilled orders in the Offerings.

  No sale of the shares will take place until RP Financial confirms to the Division and the FDIC that, to the best of RP Financial's knowledge and judgment, nothing of a material nature has occurred which would cause it to conclude that the aggregate Purchase Price (i.e. gross proceeds) received in the Offerings is incompatible with its Appraisal. If, however, the facts do not justify such a statement, the Offerings may be canceled, a new Valuation Price Range and price per share set and new Subscription, Minority Stockholders, Community and Syndicated Community Offerings held.

  If, based on RP Financial's estimate, the pro forma market value of Common Stock as of such date is not more than 15% above the maximum and not less than the minimum of the Valuation Price Range, then (1) with the approval of the Division and the FDIC, the number of shares of Conversion Stock to be issued may be increased or decreased, pro rata to the increase or decrease in value without resolicitation of subscriptions, to no more than 6,612,500 shares or no less than 4,250,000 shares, and (2) all shares purchased in the Offerings will be purchased for the Purchase Price of $10.00 per share. See "--Limitations on Purchases and Ownership of Shares" for a description of the distribution and allocation of additional shares that may be issued in the event of an increase in the Valuation Price Range to fill unfilled orders in the Subscription, Minority Stockholders' and Community Offerings.

  In formulating the Appraisal, RP Financial relied upon the truthfulness, accuracy and completeness of all documents the Bank furnished it. RP Financial also considered financial and other information from regulatory agencies, other financial institutions and other public sources, as appropriate. While RP Financial believes this information to be reliable, RP Financial does not guarantee the accuracy or completeness of such information and did not independently verify the financial statements and other data provided by the Bank and the Company or independently value the assets or liabilities of the Company and the Bank. THE APPRAISAL BY RP FINANCIAL IS NOT INTENDED TO BE, AND MUST NOT BE INTERPRETED AS, A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF VOTING TO APPROVE THE CONVERSION OR OF PURCHASING SHARES OF COMMON STOCK. MOREOVER, BECAUSE THE APPRAISAL IS NECESSARILY BASED ON MANY FACTORS WHICH CHANGE FROM TIME TO TIME, THERE IS NO ASSURANCE THAT PERSONS WHO PURCHASE CONVERSION STOCK OR RECEIVE EXCHANGE SHARES IN THE CONVERSION WILL BE ABLE TO SELL SHARES THEREAFTER AT PRICES AT OR ABOVE THE PURCHASE PRICE.

LIMITATIONS ON PURCHASES AND OWNERSHIP OF SHARES

  The Plan of Conversion sets forth purchase limitations applicable to the Offerings. The minimum stock order is 25 shares. Except for the ESOP, which is expected to purchase 2% of the Conversion Stock sold, no person (or persons through a single subscription right), together with any associate or group or persons acting in concert, may subscribe for more than $250,000 in all categories of the Offerings combined. In addition to these purchase limitations, no person, together with any associate or group of persons acting in concert may, upon completion of the Conversion, own more than 2% of the Common Stock outstanding. This ownership limitation pertains to the aggregate of Conversion Stock purchased and Exchange Shares received by the subscriber. Notwithstanding the foregoing, no Minority Stockholder will be required to dispose of Minority Shares if, without purchasing Conversion Stock, the Exchange will result in ownership of in excess of 2% of the Common Stock. The purchase limitations and ownership limitation may be changed at the discretion of the Company, as described herein.

  The Bank's and the Company's Boards of Directors may, in their sole discretion, increase the maximum purchase limitation to 9.99% of the shares of Conversion Stock sold in the Conversion, provided that orders for shares which exceed 5% of the shares of Conversion Stock sold in the Conversion may not exceed, in the aggregate, 10% of the shares sold in the Conversion. If the Board of Directors decides to increase the purchase limitation above $250,000, all persons who subscribed for the maximum number of shares will be given the opportunity to increase their subscriptions accordingly, subject to the rights and preferences of any person who has priority subscription rights.

  In the event of an increase in the total number of shares offered in the Conversion due to an increase in the Valuation Price Range of up to 15% (the "Adjusted Maximum"), the additional shares will be allocated in the following priority in accordance with the Plan: (i) in the event that there is an oversubscription by Eligible Account Holders, to fill their unfulfilled subscriptions; (ii) to fill the ESOP's subscription of up to 2% of the Adjusted Maximum number of shares; (iii) in the event that there is an oversubscription by Supplemental Eligible Account Holders, to fill their unfulfilled subscriptions; (iv) in the event that there is an oversubscription by Other Members, to fill their unfulfilled subscriptions; (v) in the event that there is an oversubscription by Minority Stockholders to fill their subscriptions; and (iv) to fill unfulfilled subscriptions in the Community Offering with preference to Preferred Subscribers.

  The term "associate" of a person is defined in the Plan to mean (i) any corporation or organization (other than the Bank or a majority-owned subsidiary of the Bank or the Company) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities; (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity (excluding tax-qualified employee plans); and
(iii) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the Bank, or any of its subsidiaries, or the Mutual Holding Company. For example, a corporation of which a person serves as an officer would be an associate of such person and, therefore, all shares purchased by such corporation would be included with the number of shares which such person could purchase individually under the above limitations.

  The term "acting in concert" is defined in the Plan to mean (i) knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or (ii) a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. A person or company which acts in concert with another person or company ("other party") shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by the plan will be aggregated. The term "officer" is defined in the Plan to mean an executive officer of the Bank, the Company or the MHC.

  The term "resident" as used herein means any person who, on the date of the Prospectus, maintained a bona fide residence within the Local Community (i.e., the counties of Thurston, Mason, Pierce, King, Snohomish, Kitsap, and Grays Harbor in the State of Washington) and has manifested an intent to remain within the Local Community for a period of time. To the extent the person is a corporation or other business entity, the principal place of business or headquarters shall be within the Local Community. To the extent the person is a personal benefit plan, the circumstances of the beneficiary shall apply with respect to this definition. In the case of all other benefit plans, the circumstances of the trustee shall be examined for purposes of this definition. The Bank may utilize deposit or loan records or such other evidence provided to it to make a determination as to whether a person is bona fide resident of the Local Community. In all cases, however, such determination shall be in the sole discretion of the Bank and shall be determined on a case-by-case basis without regard to prior determination.

  Common Stock purchased in the Offerings or received in the Exchange pursuant to the Conversion will be freely transferable, except for shares purchased by directors and officers of the Bank and the Company and by NASD members. See "-- Restrictions on Transferability by Directors and Officers and NASD Members."

RESTRICTIONS ON TRANSFERABILITY BY DIRECTORS AND OFFICERS AND NASD MEMBERS

  Shares of Conversion Stock purchased by directors and officers of the Company may not be sold for a period of one year following completion of the Conversion, except in the event of the death of the stockholder or in any exchange of the Common Stock in connection with a merger or acquisition of the Company. Shares of Common Stock received by directors or officers upon exercise of options issued pursuant to the Stock Option Plan are not subject to this restriction. Accordingly, shares of Common Stock issued by the Company to directors and officers shall bear a legend giving appropriate notice of the restriction and, in addition, the Company will give appropriate instructions to the transfer agent for the Common Stock with respect to the restriction on transfers. Any shares issued to directors and officers as a stock dividend, stock split or otherwise with respect to restricted Common Stock shall be subject to the same restrictions.

  Purchases of outstanding shares of Common Stock of the Company by directors, executive officers (or any person who was an executive officer or director of the Bank after adoption of the Plan of Conversion) and their associates during the three-year period following Conversion may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the Division. This restriction does not apply, however, to negotiated transactions involving more than 1% of the Company's outstanding Common Stock or to the purchase of stock pursuant to the Stock Option Plan.

  The Company has filed with the SEC a registration statement under the Securities Act for the registration of the Common Stock to be issued pursuant to the Conversion. The registration under the Securities Act of shares of the Common Stock to be issued in the Conversion does not cover the resale of such shares. Shares of Common Stock purchased by persons who are not affiliates of the Company may be resold without registration. Shares purchased by an affiliate of the Company will be subject to the resale restrictions of Rule 144 under the Securities Act. If the Company meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of the Company who complies with the other conditions of Rule 144 (including, those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of the Company or (ii) the average weekly volume of trading, in such shares during the preceding, four calendar weeks. Provision may be made in the future by the Company to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances.

  In addition, under guidelines of the NASD, members of the NASD and their associates are subject to certain restrictions on the transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of such securities.

            RESTRICTIONS ON ACQUISITION OF THE COMPANY AND THE BANK

  The following discussion is a summary of certain provisions of Washington and Federal law and regulations and Washington corporate law, as well as the Articles of Incorporation and Bylaws of the Company, relating to stock ownership and transfers, the Board of Directors and business combinations, all of which may be deemed to have "anti-takeover" effects. The description of these provisions is necessarily general and reference should be made to the actual law and regulations and to the Articles of Incorporation and Bylaws of the Company. See "Additional Information" as to how to obtain a copy of these documents.

WASHINGTON LAW

  As required by Washington law, as soon as practicable following the Conversion, the Bank will enter into an agreement with the Division which will provide that for a period of three years following the date of Conversion, any company significantly engaged in an unrelated business activity (either directly or through an affiliate thereof) shall not be permitted to acquire control of the Bank. For purposes of this agreement, a person or company shall be deemed to have "control" of the Bank if the person directly or indirectly or acting, in concert with one or more other persons or through one or more subsidiaries, owns, controls, or holds with power to vote, or holds proxies representing, more than 25% of the voting shares of the Company, or controls in any manner the election of a majority of the directors of the Company. A company shall be deemed to be "significantly engaged" in an unrelated business activity if such activity represents on either an actual or a pro forma basis more than 15% of its consolidated net worth at the close of its preceding fiscal year or of its consolidated net earnings for such fiscal year. The term "unrelated business activity" means any business activity not authorized for a savings bank or any subsidiary thereof.

  In addition, for a period of three years following completion of the Conversion, no person or entity may make directly, or indirectly, any offer to acquire or actually acquire capital stock of the Bank (or the Company) if, after consummation of such acquisition, such person would be the beneficial owner of more than 10% of the Bank's (or Company's) capital stock, without the prior approval of the Division. However, approval is not required for purchases directly from the Bank or Company or the underwriters or selling group acting on their behalf with a view towards public resale, or for purchases not exceeding 1% per annum of the shares outstanding.

FEDERAL BANKING LAW

  Federal Change in Bank Control Law. The Change in Bank Control Act requires any person or group of persons acting in concert who at any time intend to acquire control of an insured depository institution or its parent holding company to give 60 days prior written notice to the "appropriate Federal banking agency." The Federal Reserve is the "appropriate Federal banking agency" for bank holding companies. Control for these purposes exists when the acquiring party owns or controls at least 10% of any class of voting securities of a bank holding company registered under the Exchange Act or has the power to direct the management or policies of an institution.

  Federal Bank Holding Company Law. The BHCA provides that no company may acquire "control" of a bank or bank holding company) without the prior approval of the Federal Reserve. Any company that acquires such control becomes a "bank holding company" subject to registration, examination and regulation by the Federal Reserve. Pursuant to the BHCA, a company has control over a bank or bank holding company if it has the power to vote 25% or more of any class of voting stock of the bank or bank holding company, controls the election of a majority of the directors of the bank or bank holding company, or exercises a controlling, influence over the management or policies of the bank or bank holding company. The Federal Reserve may find that a company controls a bank or bank holding company if the company owns or controls more than 10% of any class of voting securities of the bank or bank holding company and certain other relationships exist between the company and the bank or bank holding company. The Federal Reserve may prohibit an acquisition of control if it finds, among other things, that (i) the acquisition would result in a monopoly or substantially, lessen competition, (ii) the financial condition of the acquiring person might jeopardize the financial stability of the institution, or (iii) the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

ANTI-TAKEOVER PROVISIONS

  A number of provisions of the Company's Articles of Incorporation and Bylaws deal with matters of corporate government and certain rights of stockholders. The following discussion is a general summary of certain provisions of the Company's Articles of Incorporation and Bylaws and regulatory provisions relating to stock ownership and transfers, the Board of Directors and business combinations which might be deemed to have a potential "anti-takeover" effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which individual Company stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of incumbent Board of Directors or management of the Company more difficult. The following description of certain of the provisions of the Articles of Incorporation and Bylaws of the Company is necessarily general, and reference should be made in each case to such Articles of Incorporation and Bylaws, which are incorporated herein by reference. See "Additional Information" as to how to obtain a copy of these documents.

  Policy of Independence. In addition to Article and Bylaw provisions which might be deemed to have potential "anti-takeover" effects, the Company's Board of Directors has adopted a statement of policy that the Company intends to remain independent for the foreseeable future. Thus, potential investors should not invest in Company Common Stock with the expectation that the Company or the Bank may be merged into or its assets sold to another company in the foreseeable future.

  Restrictions on Acquisitions of Securities. The Articles of Incorporation provide that for a period of five years from the effective date of the Conversion, no person may acquire directly or indirectly acquire the beneficial ownership of more than 10% of any class of equity security of the Company, unless such offer or acquisition shall have been approved in advance by a two-thirds vote of the Company's Continuing Directors (as defined in the Articles of Incorporation). This provision does not apply to any employee stock benefit plan of the Company. In addition, during such five-year period, no shares beneficially owned in violation of the foregoing percentage limitation, as determined by the Company's Board of Directors, shall be entitled to vote in connection with any matter submitted to stockholders for a vote. Additionally, the Articles of Incorporation provides for further restrictions on voting rights of shares owned in excess of 10% of any class of equity security of the Company beyond five years after the Conversion. Specifically, the Articles of Incorporation provides that if, at any time after five years from the Conversion, any person acquires the beneficial ownership of more than 10% of any class of equity security of the Company, then, with respect to each vote in excess of 10%, the record holders of voting stock of the Company beneficially owned by such person shall be entitled to cast only one-hundredth of-one vote with respect to each vote in excess 10% of the voting power of the outstanding shares of voting stock of the Company which such record holders would otherwise be entitled to cast without giving effect to the provision, and the aggregate voting power of such record holders shall be allocated proportionately among such record holders. An exception from the restriction is provided if the acquisition of more than 10% of the securities received the prior approval by a two-thirds vote of the Company's "Continuing Directors." Under the Company's Articles of Incorporation, the restriction on voting shares beneficially owned in violation of the foregoing limitations is imposed automatically. In order to prevent the imposition of such restrictions, the Board of Directors must take affirmative action approving in advance a particular offer to acquire or acquisition. Unless the Board took such affirmative action, the provision would operate to restrict the voting by beneficial owners of more than 10% of the Company's Common Stock in a proxy contest.

  Board of Directors. The Board of Directors of the Company is divided into three classes, each of which shall contain approximately one-third of the whole number of the members of the Board. The members of each class shall be elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors are elected each year. The Company's Articles of Incorporation provides that the size of the Board shall be as set forth in the Bylaws. The Bylaws currently set the number of directors at eight. The Articles of Incorporation provides that any vacancy occurring in the Board, including a vacancy created by an increase in the number of directors, shall be filled by a vote of two-thirds of the directors then in office and any director so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which the director has been chosen expires. The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a stockholder group to fully use its voting, power to gain control of the Board of Directors without the consent of the incumbent Board of Directors of the Company. The Articles of Incorporation of the Company provide that a director may be removed from the Board of Directors prior to the expiration of his term only for cause and only upon the vote of 66.66% of the outstanding shares of voting stock. In the absence of this provision, the vote of the holders of a majority of the shares could remove the entire Board, but only with cause, and replace it with persons of such holders' choice.

  Cumulative Voting Special Meetings and Action by Written Consent. The Articles of Incorporation do not provide for cumulative voting for any purpose. Moreover, the Articles of Incorporation provides that special meetings of stockholders of the Company may be called only by the Board of Directors of the Company and that stockholders may take action only at a meeting and not by written consent.

  Authorized Shares. The Articles of Incorporation authorize the issuance of 15,000,000 shares of Common Stock and 2,500,000 shares of preferred stock. The shares of Common Stock and preferred stock were authorized in an amount greater than that to be issued in the Conversion to provide the Company's Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of the Company. The Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Board has the power to the extent consistent with its fiduciary duty to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of the Company, and thereby assist members of management to retain their positions. The Company's Board currently has no plans for the issuance of additional shares, other than the issuance of shares of Common Stock upon exercise of stock options.

  Stockholder Vote Required to Approve Business Combinations with Principal Stockholders. The Articles of Incorporation require the approval of the holders of at least 66.66% of the Company's outstanding shares of voting stock to approve certain "Business Combinations" (as defined therein) involving a "Related Person" (as defined therein) except in cases where the proposed transaction has been approved in advance by a majority of those members of the Company's Board of Directors who are unaffiliated with the Related Person and were directors prior to the time when the Related Person became an Related Person. The term "Related Person" is defined to include any individual, corporation, partnership or other entity (other than the Company or its subsidiary) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of the Company or an affiliate of such person or entity. This provision of the Articles of Incorporation applies to any "Business Combination" which is defined to include: (i) any merger or consolidation of the Company with or into any Related Person; (ii) any sale, lease, exchange, mortgage, transfer, or other disposition of 25% or more of the assets of the Company or combined assets of the Company and its subsidiaries to a Related Person; (iii) any, merger or consolidation of a Related Person with or into the Company or a subsidiary of the Company; (iv) any sale, lease, exchange, transfer, or other disposition of 25% or more of the assets of a Related Person to the Company or a subsidiary of the Company; (v) the issuance of any securities of the Company or a subsidiary of the Company to a Related Person; (vi) the acquisition by the Company or a subsidiary, of the Company of any securities of a Related Person;
(vii) any reclassification of common stock of the Company or any recapitalization involving the common stock of the Company; or (viii) any agreement or other arrangement providing for any of the foregoing.

  Under Washington law, absent this provision, business combinations, including mergers, consolidations and sales of substantially all of the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of a majority of the outstanding shares of common stock of the Company and any other affected class of stock. One exception under Washington law to the majority approval requirement applies to stockholders owning 15% or more of the common stock of a corporation for a period of less than three years. Such 15% stockholder, in order to obtain approval of a business combination, must obtain the approval of two-thirds of the outstanding stock, excluding the stock owned by such 15% stockholder, or satisfy other requirements under Washington law relating to board of director approval of his acquisition of the shares of the Company. The increased stockholder vote required to approve a business combination may have the effect of foreclosing mergers and other business combinations which a majority of stockholders deem desirable and place the power to prevent such a merger or combination in the hands of a minority of stockholders.

  Amendment of Articles of Incorporation and Bylaws. Amendments to the Company's Articles of Incorporation must be approved by a majority of its Board of Directors and also by a majority of the outstanding shares of its voting stock, provided, however, that an affirmative vote of at least 66.66% of the outstanding voting stock entitled to vote (after giving effect to the provision limiting voting rights) is required to amend or repeal certain provisions of the Articles of Incorporation, including the provision limiting voting rights, the provisions relating to approval of certain business combinations, calling special meetings, the number and classification of directors, director and officer indemnification by the Company and amendment of the Company's Bylaws and Articles of Incorporation. The Company's Bylaws may, be amended by its Board of Directors, or by a vote of 66.66% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

  Stockholder Nominations and Proposals. The Articles of Incorporation of the Company requires a stockholder who intends to nominate a candidate for election to the Board of Directors, or to raise new business at a stockholder meeting to give not less than 30 nor more than 50 days' advance notice to the Secretary of the Company. The notice provision requires a stockholder who desires to raise new business to provide certain information to the Company concerning the nature of the new business, the stockholder and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide the Company with certain information concerning the nominee and the proposing stockholder.

                  DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

GENERAL

  The Company is authorized to issue 15,000,000 shares of Common Stock having no par value per share and 2,500,000 shares of preferred stock having no par value per share. The Company, currently expects to issue up to 8,477,075 shares of Common Stock (at the maximum of the Valuation Price Range) and no shares of preferred stock in the Conversion. Each share of the Common Stock will have the same relative rights as, and will be identical in all respects with, each other share of Common Stock. Upon payment of the Purchase Price for the Common Stock, in accordance with the Plan of Conversion, all such stock will be duly authorized, fully paid and nonassessable.

  THE COMMON STOCK OF THE COMPANY WILL REPRESENT NONWITHDRAWABLE CAPITAL, WILL NOT BE AN ACCOUNT OF AN INSURABLE TYPE, AND WILL NOT BE INSURED BY THE FDIC.

COMMON STOCK

  Dividends. The Company can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its Board of Directors. The payment of dividends by the Company is subject to limitations which are imposed by law and applicable regulation. See "Dividend Policy" and "Supervision and Regulation." The holders of Common Stock of the Company will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. If the Company issues preferred stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.

  Voting Rights. Upon Conversion, the holders of Common Stock of the Company will possess exclusive voting rights in the Company. They will elect the Company's Board of Directors and act on such other matters as are required to be presented to them under Washington law or as are otherwise presented to them by the Board of Directors. Except as discussed in "Restrictions on Acquisition of the Company and the Bank," each holder of Common Stock will be entitled to one vote per share and will not have any right to accumulate votes in the election of directors. If the Company issues preferred stock, holders of the Company preferred stock may also possess voting rights. Certain matters require a vote of 66.66% of the outstanding shares entitled to vote thereon. See "Restrictions on Acquisition of the Company and the Bank."

  Liquidation. In the event of any liquidation, dissolution or winding up of the Bank, the Company, as holder of the Bank's capital stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Bank (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders (see "The Conversion"), all assets of the Bank available for distribution. In the event of liquidation, dissolution or winding up of the Company, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. If Company preferred stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.

  Preemptive Rights. Holders of the Common Stock of the Company will not be entitled to preemptive rights with respect to any shares which may be issued. The Common Stock is not subject to redemption.

PREFERRED STOCK

  None of the shares of the authorized Company preferred stock will be issued in the Conversion and there are no plans to issue the preferred stock. Such stock may be issued with such designations, powers, preferences and rights as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the Common Stock and may assist management in impeding an unfriendly takeover or attempted change in control.

RESTRICTIONS ON ACQUISITION

  Acquisitions of the Company are restricted by provisions in its Articles of Incorporation and Bylaws and by the rules and regulations of various regulatory agencies. See "Supervision and Regulation" and "Restrictions on Acquisition of the Company and the Bank."

                       COMPARISON OF STOCKHOLDERS' RIGHTS

  GENERAL. As a result of the Conversion, holders of the Bank Common Stock will become stockholders of the Company, a Washington corporation. There are certain differences in stockholder rights arising from distinctions between the Bank's Washington State Stock Articles and Bylaws and the Company's Articles of Incorporation and Bylaws and from distinctions between laws with respect to savings institutions and the Washington Business Corporation Act ("WBCA").

  The discussion herein is not intended to be a complete statement of the differences affecting the rights of stockholders, but rather summarizes the material differences and similarities affecting the rights of stockholders. The discussion is qualified in its entirety by reference to the Articles of Incorporation and Bylaws of the Company and the Bank ("Articles" and "Bylaws") and the WBCA. See "Additional Information" for procedures for obtaining a copy of the Company's Articles and Bylaws.

  AUTHORIZED CAPITAL STOCK. The Company's authorized capital stock consists of 15,000,000 shares of Common Stock, no par value per share, and 2,500,000 shares of preferred stock, no par value per share ("Preferred Stock"). The Bank's authorized capital stock consists of 10,000,000 shares of Bank Common Stock, par value $1.00 per share, and 5,000,000 shares of blank check preferred stock, par value $1.00 per share. The shares of Common Stock and Preferred Stock were authorized in an amount greater than that to be issued in the Conversion to provide the Company's Board of Directors with flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and grants of employee stock options. The Board of Directors has sole authority to determine the terms of any one or more series of Preferred Stock, including dividends, voting rights, conversion rates, if any, and liquidation preferences.

  ISSUANCE OF CAPITAL STOCK. Pursuant to applicable laws and regulations, the MHC is required to own not less than a majority of the outstanding Bank Common Stock. There will be no such restriction applicable to the Company following consummation of the Conversion.

  Neither the Articles of the Bank or the Company contain restrictions on the issuance of shares of capital stock to directors, officers or controlling persons. Thus, stock-related compensation plans such as stock option plans could be adopted by either Company without stockholder approval and shares of capital stock could be issued directly to directors or officers without stockholder approval. Unlike the Bank, the Company will be subject to jurisdiction of the NASD. The Rules of the NASD generally require corporations with securities which are quoted on the Nasdaq National Market to obtain stockholder approval of most stock compensation plans for directors, officers and key employees of the corporation. Moreover, although generally not required, stockholder approval of stock related compensation plans may be sought in certain instances in order to qualify such plans for favorable federal income tax and securities law treatment under current laws and regulations. The Company plans to submit the stock compensation plans discussed herein to its stockholders for approval.

  VOTING RIGHTS. Neither the Bank's Articles or Bylaws nor the Company's Articles or Bylaws currently provide for cumulative voting in elections of directors. For additional information regarding voting rights, see "-- Limitations on Acquisitions of Voting Stock and Voting Rights" below.

  PAYMENT OF DIVIDENDS. The ability of the Bank to pay dividends on its capital stock is restricted by applicable Washington banking law and by federal income tax considerations related to savings institutions such as the Bank. See "Supervision and Regulation--Banking Subsidiary." Although the Company is not subject to these restrictions as a Washington corporation, such restrictions will indirectly affect the Company because dividends from the Bank will be a primary source of funds of the Company for the payment of dividends to stockholders of the Company.

  Certain restrictions generally imposed on Washington corporations may also have an impact on the Company's ability to pay dividends. The WBCA provides that dividends may be paid only if, after giving effect to the dividend, the Company will be able to pay its debts as they become due in the ordinary course of business and the Company's total assets will not be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the dividend, to satisfy the preferential rights of persons whose right to payment is superior to those receiving the dividend.

  BOARD OF DIRECTORS. The Company's Articles require the Board of Directors of the Company to be divided into three classes as nearly equal in number as possible and that the members of each class shall be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually. No such provision is contained in the Articles or Bylaws of the Bank.

  Under the Bank's Bylaws, any vacancies in the Board of Directors of the Bank may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the Board of Directors. Persons elected by the directors of the Bank to fill vacancies may only serve until the next annual meeting of stockholders. Under the Company's Articles, any vacancy occurring in the Board of Directors of the Company, including any vacancy created by reason of an increase in the number of directors, may be filled by the remaining directors, and any director so chosen shall hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.

  Under the Bank's Bylaws, any director may be removed with or without cause by the holders of a majority of the outstanding voting shares. The Company's Articles provide that any director may be removed for cause by a majority of the directors of the Company or by the holders of at least 66 2/3% of the outstanding voting shares of the Company.

  LIMITATIONS ON LIABILITY. The Company's Articles provide that directors shall not be personally liable for monetary damages to the Company or Bank for conduct other than conduct that is adjudged to involve intentional misconduct and other acts defined in the Articles as "Egregious Conduct." This provision might, in certain instances, discourage or deter shareholders or management from bringing a lawsuit against directors for a breach of their duties even though such an action, if successful, might have benefited the Company.

  INDEMNIFICATION OF DIRECTORS AND OFFICERS-DIRECTORS. Directors and persons who serve as officers and directors of the Bank and the Company are indemnified with respect to certain actions pursuant to their respective Articles, which comply with applicable Washington law regarding indemnification. The WBCA allows the Company to indemnify the aforementioned persons for expenses, settlements, judgments and fines in suits in which such person has made a party by reason of the fact that he or she is or was an agent of the Company. No such indemnification may be given if the acts or omissions of the person are adjudged to be in violation of law, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled.

  SPECIAL MEETINGS OF STOCKHOLDERS. The Company's and the Bank's Articles provide that special meetings of the stockholders may be called by the Chairman, President, a majority of the Board of Directors or the holders of not less than one tenth of the outstanding capital stock of the Company entitled to vote at the meeting.

  STOCKHOLDER NOMINATIONS. The Company's Articles and the Bank's Bylaws generally provide that any stockholder desiring to make a nomination for the election of directors at a meeting of stockholders must submit written notice to the Company at least 14 days and not more than 50 days in advance of the meeting, together with certain information relating to the nomination. Failure to comply with these advance notice requirements will preclude such nominations from being considered at the meeting. Management believes that it is in the best interests of the Company and its stockholders to provide sufficient time to enable management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations, should management determine that doing so is in the best interest of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted. In certain instances, such provisions could make it more difficult to oppose management's nominees, even if stockholders believe such nominees or proposals are in their best interests.

  STOCKHOLDER ACTION WITHOUT A MEETING. The Bylaws of the Company and the Bank provide that any action to be taken or which may be taken at any annual or special meeting of stockholders may be taken if a consent in writing, setting forth the actions so taken, is given by the holders of all outstanding shares entitled to vote.

  STOCKHOLDER'S RIGHT TO EXAMINE BOOKS AND RECORDS. The WBCA provides that a stockholder may inspect books and records upon written demand stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a stockholder.

  LIMITATIONS ON ACQUISITIONS OF VOTING STOCK AND VOTING RIGHTS. The Company's Articles of Incorporation provide that no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of (i) more than 10% of the issued and outstanding shares of any class of an equity security of the Company, or (ii) any securities convertible into, or exercisable for, any equity securities of the Company if, assuming conversion or exercise by such person of all securities of which such person is the beneficial owner which are convertible into, or exercisable for, such equity securities (but of no securities convertible into, or exercisable for, such equity securities of which such person is not the beneficial owner), such person would be the beneficial owner of more than 10% of any class of an equity security of the Company. The term "person" is broadly defined in the Articles to prevent circumvention of this restriction.

  The foregoing restrictions do not apply to (i) any offer with a view toward public resale made exclusively to the Company by underwriters or a selling group acting on its behalf, (ii) any employee benefit plan established by the Company or the Bank, and (iii) any other offer or acquisition approved in advance by the affirmative vote of two-thirds of the Company's Board of Directors. In the event that shares are acquired in violation of this restriction, all shares beneficially owned by any person in excess of 10% during the period ending five years from the Effective Time of the Conversion shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to stockholders for a vote. If at any time after five years from the Effective Time of the Conversion shares are acquired in violation of this restriction, all shares beneficially owned in excess of 10% shall be counted at one hundredth of a vote.

  Neither the Articles nor the Bylaws of the Bank contains a provision which restricts voting rights of certain stockholders of the Bank in the manner set forth above.

                           REGISTRATION REQUIREMENTS

  The Company will register the Common Stock with the SEC pursuant to Section 12(g) of the Exchange Act upon the completion of the Conversion and will not deregister its Common Stock for a period of at least three years following the completion of the Conversion. Upon such registration, the proxy and tender offer rules, insider trading reporting and restrictions, annual and periodic reporting and other requirements of the Exchange Act will be applicable to the Company and its stockholders.

                             LEGAL AND TAX OPINIONS

  The legality of the Common Stock has been passed upon for the Company by Gordon, Thomas, Honeywell, Malanca, Peterson & Daheim, P.L.L.C. The federal tax consequences of the Offerings have been opined upon by KPMG Peat Marwick LLP and the Washington tax consequences of the Offerings have been opined upon by Gordon, Thomas, Honeywell, Malanca, Peterson & Daheim, P.L.L.C., Tacoma and Seattle, Washington, and they have consented to the references herein to their opinions. Certain legal matters will be passed upon for Ryan Beck by Breyer and Aguggia, Washington, D.C.

                                    EXPERTS

  The consolidated financial statements of Heritage Savings Bank and Subsidiaries as of June 30, 1996 and 1997, and for each of the years in the three year period ended June 30, 1997 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, upon the authority of said firm as experts in accounting and auditing.

  RP Financial has consented to the publication herein of the summary of its letter to the Bank setting forth its opinion as to the estimated pro forma market value of the Common Stock and to the use of its name and statements with respect to it appearing herein.

                             ADDITIONAL INFORMATION

  The Company has filed with the SEC a Registration Statement on Form S-1 (File No. 333-35573) under the Securities Act with respect to the Common Stock offered in the Conversion. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Such information may be inspected at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Room 1100, Chicago, Illinois 60661; and 7 World Trade Center (13th Floor), New York, New York 10048. Copies may be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street N.W., Washington, D.C. 20549.

  The Bank has filed with the Division an Application for Approval of Conversion, which includes proxy materials for the Mutual Holding Company's Special Meeting, the Minority Stockholder Meeting and certain other information. This Prospectus omits certain information contained in such Application. The Application, including the proxy materials, exhibits and certain other information that are a part thereof, may be inspected, without charge, at the offices of the Division at the General Administration Building, Third Floor West, 210 11th Avenue West, Olympia, Washington 98504.

  Copies of the Plan of Conversion, the Articles and Bylaws of the Company and the Appraisal are available from the Company.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                     HERITAGE SAVINGS BANK AND SUBSIDIARIES

                                                                          PAGES
                                                                          -----
Independent Auditors' Report............................................   F-2
Consolidated Statements of Financial Condition as of June 30, 1996 and
 1997...................................................................   F-3
Consolidated Statements of Income for the Years Ended June 30, 1995,
 1996 and 1997..........................................................   F-4
Consolidated Statements of Stockholders' Equity for the Years Ended June
 30, 1994, 1995, 1996 and 1997..........................................   F-5
Consolidated Statements of Cash Flows for the Years Ended June 30, 1995,
 1996 and 1997..........................................................   F-6
Notes to the Consolidated Financial Statements..........................   F-7

  Separate financial statements on the Company have not been included since it will not engage in material transactions until after the Conversion. The Company, which has been inactive to date, has no significant assets, liabilities, revenues, expenses or contingent liabilities.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Heritage Savings Bank

  We have audited the accompanying consolidated statements of financial condition of Heritage Savings Bank and subsidiaries as of June 30, 1996 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1997. These consolidated financial statements are the responsibility of the Savings Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally acceptable auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Heritage Savings Bank and subsidiaries as of June 30, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1997 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Seattle, Washington
August 8, 1997

                     HERITAGE SAVINGS BANK AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             (Dollars in thousands)

                                                                 JUNE 30
                                                             -----------------
                                                               1996     1997
                                                             --------  -------
                           ASSETS
Cash on hand and in banks................................... $  6,308    7,412
Interest earning deposits...................................   11,774      175
Investment securities held to maturity......................   15,292    8,506
Mortgage backed securities held to maturity.................    5,979    5,159
Loans held for sale.........................................    5,286    6,323
Loans receivable............................................  163,617  201,870
Less: Allowance for loan losses.............................   (1,873)  (2,752)
                                                             --------  -------
    Loans, net..............................................  161,744  199,118
Premises and equipment, net.................................   11,209   12,202
Federal Home Loan Bank stock................................    1,400    1,511
Accrued interest receivable.................................    1,385    1,380
Prepaid expenses and other assets...........................    1,675      378
                                                             --------  -------
                                                             $222,052  242,164
                                                             ========  =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits....................................................  191,119  209,781
Advances from Federal Home Loan Bank........................      --       890
Advance payments by borrowers for taxes and insurance.......      535      473
Accrued expenses and other liabilities......................    3,515    2,605
Deferred Federal income taxes...............................    1,250      701
                                                             --------  -------
                                                              196,419  214,450
                                                             --------  -------
Stockholders' equity:
  Preferred stock, $1 par value per share. 5,000,000 shares
   authorized; none outstanding.............................      --       --
  Common stock, $1 par value per share 10,000,000 shares
   authorized; 1,805,666 and 1,809,616 shares outstanding,
   respectively.............................................    1,806    1,810
  Additional paid-in capital................................    4,067    4,103
  Retained earnings, substantially restricted...............   19,760   21,801
                                                             --------  -------
    Total stockholders' equity..............................   25,633   27,714
Commitments and contingencies
                                                             --------  -------
                                                             $222,052  242,164
                                                             ========  =======

          See accompanying notes to consolidated financial statements.

                     HERITAGE SAVINGS BANK AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                (Dollars in thousands, except per share amounts)

                                                              YEAR ENDED
                                                                JUNE 30
                                                         ---------------------
                                                          1995    1996   1997
                                                         ------- ------ ------
Interest income:
  Loans................................................. $13,115 14,894 16,743
  Mortgage backed securities............................     722    552    464
  Investment securities and Federal Home Loan Bank
   dividends............................................   1,118    854    757
  Interest bearing deposits.............................     268    575    548
                                                         ------- ------ ------
    Total interest income...............................  15,223 16,875 18,512
                                                         ------- ------ ------
Interest expense:
  Deposits..............................................   6,639  8,528  8,999
  Borrowed funds........................................     357     15      1
                                                         ------- ------ ------
    Total interest expense..............................   6,996  8,543  9,000
                                                         ------- ------ ------
      Net interest income...............................   8,227  8,332  9,512
Provision for loan losses...............................     --     --    (270)
                                                         ------- ------ ------
      Net interest income after provision for loan
       losses...........................................   8,227  8,332  9,782
                                                         ------- ------ ------
Noninterest income:
  Gains on sales of loans, net..........................   1,665  3,049  2,006
  Commissions on sales of annuities and securities......     241    296    220
  Services charges on deposits..........................     207    353    462
  Rental income.........................................     209    221    210
  Gain on sale of premises..............................     356    --      84
  Other income..........................................     362    379    365
                                                         ------- ------ ------
    Total noninterest income............................   3,040  4,298  3,347
                                                         ------- ------ ------
Noninterest expense:
  Salaries and employee benefits........................   4,176  4,711  5,468
  Building occupancy....................................     979  1,254  1,717
  FDIC premiums and special assessment..................     380    407  1,262
  Data processing.......................................     462    493    534
  Marketing.............................................     200    162    257
  Office supplies and printing..........................     257    229    243
  Other.................................................     971  1,166  1,624
                                                         ------- ------ ------
    Total noninterest expense...........................   7,425  8,422 11,105
                                                         ------- ------ ------
      Income before Federal income tax expense
       (benefit)........................................   3,842  4,208  2,024
Federal income tax expense (benefit)....................   1,308  1,435   (245)
                                                         ------- ------ ------
      Net income........................................ $ 2,534  2,773  2,269
                                                         ======= ====== ======
Earnings per common share............................... $  1.41   1.54   1.26
                                                         ======= ====== ======

          See accompanying notes to consolidated financial statements

                     HERITAGE SAVINGS BANK AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (Dollars in thousands)

                                               ADDITIONAL              TOTAL
                                        COMMON  PAID-IN   RETAINED STOCKHOLDERS'
                                        STOCK   CAPITAL   EARNINGS    EQUITY
                                        ------ ---------- -------- -------------
Balance at June 30, 1994............... $1,800   4,017     14,845     20,662
Restricted stock award.................      5      45        --          50
Net income.............................    --      --       2,534      2,534
Cash dividend paid.....................    --      --        (181)      (181)
                                        ------   -----     ------     ------
Balance at June 30, 1995............... $1,805   4,062     17,198     23,065
Exercise of stock options..............      1       5        --           6
Net income.............................    --      --       2,773      2,773
Cash dividend paid.....................                      (211)      (211)
                                        ------   -----     ------     ------
Balance at June 30, 1996...............  1,806   4,067     19,760     25,633
Exercise of stock options..............      4      36        --          40
Net income.............................    --      --       2,269      2,269
Cash dividend paid.....................    --      --        (228)      (228)
                                        ------   -----     ------     ------
Balance at June 30, 1997............... $1,810   4,103     21,801     27,714
                                        ======   =====     ======     ======



          See accompanying notes to consolidated financial statements.

                     HERITAGE SAVINGS BANK AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                       YEAR ENDED JUNE 30
                                                     -------------------------
                                                      1995     1996     1997
                                                     -------  -------  -------
Cash flows from operating activities:
  Net income........................................ $ 2,534    2,773    2,269
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization...................     157      349      996
    Deferred loan fees, net of amortization.........     363       35       11
    Provision for loan losses.......................     --       --      (270)
    Net increase in loans held for sale.............  (1,816)     615   (1,037)
    Deferred Federal income tax expense (benefit)...      41      262     (549)
    Federal Home Loan Bank stock dividends..........    (108)     (99)    (111)
    Net change in accrued interest receivable,
     prepaid expenses and other assets, and accrued
     expenses and other liabilities.................      70      411      392
                                                     -------  -------  -------
      Net cash provided by operating activities.....   1,241    4,346    1,701
                                                     -------  -------  -------
Cash flows from investing activities:
  Loans originated, net of principal payments and
   loan sales....................................... (27,649) (11,211) (37,115)
  Principal payments of mortgage backed securities..   2,771    1,493      825
  Proceeds from:
    Sale of Federal Home Loan Bank Stock............     860      --       --
    Maturities of investment securities held to
     maturity.......................................   6,900   13,300    9,160
  Purchase of investment securities held to
   maturity.........................................  (2,132) (10,445)  (2,345)
  Purchase of premises and equipment................  (2,696)  (2,204)  (2,023)
                                                     -------  -------  -------
      Net cash used in investing activities......... (21,946)  (9,067) (31,498)
                                                     -------  -------  -------
Cash flows from financing activities:
  Net increase in deposits..........................   8,875   16,322   18,662
  Net increase in FHLB advances.....................     --       --       890
  Net decrease in other borrowed funds..............    (848)  (3,252)     --
  Net decrease (increase) in advance payments by
   borrowers for taxes and insurance................     100     (100)     (62)
  Cash dividends paid...............................    (181)    (211)    (228)
  Issuance of restricted stock award and exercise of
   stock options....................................      50        6       40
                                                     -------  -------  -------
      Net cash provided by financing activities.....   7,996   12,765   19,302
                                                     -------  -------  -------
      Net increase (decrease) in cash and cash
       equivalents.................................. (12,709)   8,044  (10,495)
Cash and cash equivalents at beginning of year......  22,747   10,038   18,082
                                                     -------  -------  -------
Cash and cash equivalents at end of year............ $10,038   18,082    7,587
                                                     =======  =======  =======
Supplemental disclosures of cash flow information:
  Cash payments for:
    Interest expense................................ $ 6,631    8,527    8,945
    Federal income taxes............................   1,265    1,395      620

          See accompanying notes to consolidated financial statements.

                    HERITAGE SAVINGS BANK AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            JUNE 30, 1997 AND 1996
                            (DOLLARS IN THOUSANDS)

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Description of Business

The business of Heritage Savings Bank (the "Bank"), which is focused in Thurston, Mason and Pierce counties, consists primarily of attracting deposits from the general public and originating for sale or investment purposes first mortgage loans on residential properties located in western Washington. The Bank also makes residential construction loans, income property loans, business loans and consumer loans, primarily second mortgage loans. Although the Bank has a diversified loan portfolio and its market area enjoys a stable economic climate, a substantial portion of its borrowers ability to repay these loans is dependent upon the economic stability of the major employers, Federal, State and local governments.

Loans originated by the Bank that are secured by real estate have loan to value ratios of generally no more than 80% of the appraised amount. The Bank currently requires customers to obtain private mortgage insurance on all fixed and adjustable rate mortgage loans above an 80% loan-to-value ratio.

Heritage Savings Bank, a Washington State stock savings bank, is majority-owned by Heritage Financial Corporation, M.H.C. (HFC), a Washington State mutual holding company.

 (b) Basis of Presentation

The accounting and reporting policies of the Bank and its subsidiaries conform to generally accepted accounting principles and to general practices within the financial institutions industry, where applicable. In preparing the consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of income and expense during the reported periods. Actual results could differ from these estimates. All significant intercompany balances and transactions among the Bank and its subsidiaries have been eliminated in consolidation.

The accompanying consolidated financial statements include the accounts of the Bank and its wholly-owned subsidiaries, Sound Service Associates, Inc. and Heritage Capital Corporation. Sound Service Associates, Inc. operations primarily consist of the sale of tax-deferred investment products. Heritage Capital Corporation was incorporated as a limited purpose financing subsidiary to issue collateralized mortgage obligations which were retired in August 1995. Certain amounts in the consolidated financial statements for prior years have been reclassified to conform to the current consolidated financial statement presentation.

 (c) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand and in banks and interest bearing deposits.

 (d) Investment Securities

Investment securities are recorded at cost, adjusted for amortization of premiums or accretion of discounts using the interest method. These investments are carried at cost because the Bank has the ability, and it is management's intent, to hold them to maturity. The Bank has no investment securities classified available for sale or held for trading purposes.

                    HERITAGE SAVINGS BANK AND SUBSIDIARIES

 (e) Loans Receivable and Mortgage-Backed Securities

Loans and mortgage backed securities are generally recorded at cost, net of discounts, unearned fees and deferred fees. Discounts and premiums on purchased loans and mortgage-backed securities are amortized using the interest method over the remaining contractual life, adjusted for actual prepayments. Mortgage loans held for sale are carried at the lower of amortized cost or market value determined on an aggregate basis. Any loan that management determines will not be held to maturity is classified as held for sale at the time of origination, purchase or securitization. Unrealized losses on such loans are included in the consolidated statements of income. Mortgage backed securities are carried at amortized cost because the Bank has the ability, and it is management's intent, to hold them to maturity.

 (f) Loan Fees

Loan origination fees and certain direct origination costs are deferred and amortized as an adjustment of the loans yields over the contractual lives, adjusted for prepayment of the loans, using the interest method. In the event loans are sold, the deferred net loan origination fees or costs are recognized as a component of the gains or losses on the sales of loans.

 (g) Allowance for Loan Losses

A valuation allowance for loans is based on management's estimate of the amount necessary to recognize possible losses inherent in the loan portfolio. In determining the level to be maintained, management evaluates many factors including the borrowers ability to repay, economic and market trends and conditions, holding costs and absorption periods. In the opinion of management, the present allowance is adequate to absorb reasonably foreseeable loan losses.

Effective July 1, 1995, the Bank adopted Statement of Financial Accounting Standards (SFAS) No. 114, Accounting for Creditors for Impairment of a Loan, and its amendment, SFAS No. 118, Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures. These statements require that impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, based on the loan's observable market price or the fair value of collateral; if the loan is collateral dependent. In accordance with SFAS No. 114, the Bank excludes smaller balance, homogeneous loans from its impairment evaluation. The adoption of this statement had no impact on these financial statements.

While management uses available information to recognize losses on these loans, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the western Washington region. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Banks allowance for losses on loans. Such agencies may require the Bank to make additions to the allowance based on their judgments about information available to them at the time of their examinations.

 (h) Nonaccrual Loans

The accrual of interest on loans is discontinued and the loan is considered impaired when, in the opinion of management, the collectibility of principal or interest is in doubt or generally when the loans are contractually past due 90 days or more with respect to principal or interest. When accrual of interest is discontinued on a loan, the interest accrued but not collected is charged against operations. Thereafter, payments received are generally applied to principal. However, based on management's assessment of the ultimate collectibility of an impaired or nonaccrual loan, interest income may be recognized on a cash basis. Impaired loans and other nonaccrual loans (smaller balance, homogeneous loans) are returned to an accrual status when management determines that the circumstances have improved to the extent that there has been a sustained period of repayment performance and both principal and interest are deemed collectible.

                    HERITAGE SAVINGS BANK AND SUBSIDIARIES

 (i) Mortgage Banking Operations

The Bank sells mortgage loans primarily on a servicing released basis and recognizes a cash or a present value gain or loss. A cash gain or loss is recognized to the extent that the sales proceeds of the mortgage loans sold exceed or are less than the net book value at the time of sale.

In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which provides consistent standards for distinguishing transfers of assets that are sales from transfers that are secured borrowings. This Standard supersedes SFAS No. 122, Accounting for Mortgage Servicing Rights, in the measurement and valuation of mortgage servicing rights. This Standard is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively only. The adoption of this pronouncement did not have a material impact on the financial statements of the Bank.

Loan servicing income is recorded when earned. Loan servicing costs are charged to expense as incurred.

 (j) Real Estate Owned

Real estate acquired by the Bank in satisfaction of debt is recorded at fair value at time of foreclosure and is carried at the lower of the new cost basis or fair value. Subsequently, foreclosed assets are carried at the lower of cost or fair value less estimated costs to sell. Costs related to the improvement of the property are capitalized subject to the above limitations; those related to holding the property, net of rental income, are charged to expense.

 (k) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used to compute depreciation and amortization include buildings and building improvements, 30 to 40 years; and furniture, fixtures and equipment, 3 to 10 years.

During 1995, the FASB issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This pronouncement deals with the measurement and reporting of long-lived assets that either will be held and used in operations or that will be disposed of. The adoption did not have a material impact on the results of operations or financial condition of the Bank.

 (l) Federal Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

 (m) Recent Financial Accounting Pronouncements

SFAS No. 128, "Earnings Per Share," issued in February 1997, establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly-held common stock or potential common stock. It replaces the presentation of primary EPS with a presentation of basic EPS and requires the dual presentation of basic and diluted EPS on the fact of the income statement. SFAS No. 128 is effective for the financial statements for the periods ending after December 15, 1997. SFAS No. 128 requires restatement of all prior period EPS data presented. The impact of its adoption is not expected to be material to the Bank.

                    HERITAGE SAVINGS BANK AND SUBSIDIARIES

In June 1997, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting comprehensive income and its components (revenues, expenses, gains and losses) in a full set of financial statements. This Statement requires that the Bank (a) classify items of other comprehensive income by their nature in its financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial condition. This Statement is effective for the year ending June 30, 1999.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires public companies to report financial and descriptive information about its operating segments. Operating segments are components of a business about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The adoption of SFAS 131 is required for the fiscal year ended June 30, 1999 and the Bank is currently evaluating the effect of this Statement.

On January 28, 1997, the Securities and Exchange Commission amended their rules and regulations to require public companies to provide enhanced descriptions of accounting policies for derivative financial instruments and derivative commodity instruments in the footnotes to their financial statements. The accounting policy requirements become effective for all filings that include financial statements for periods ending after June 15, 1997. The Bank had no derivative financial instruments or derivative commodity instruments at June 30, 1997 or at any time during the three year period then ended. The Bank believes that it is in compliance with this amended rule.

(2) LOANS RECEIVABLE AND LOANS HELD FOR SALE

Loans receivable and loans held for sale at June 30 consist of the following:

                                                              1996      1997
                                                            --------  --------
Commercial loans........................................... $ 18,269  $ 39,445
                                                            --------  --------
Real Estate Mortgages:
  One to four family residential...........................   93,157   103,439
  Five or more family residential and commercial real
   estate..................................................   42,560    51,209
                                                            --------  --------
    Total real estate mortgage.............................  135,717   154,648
                                                            --------  --------
Real Estate Construction:
  One to four family residential...........................   14,509    12,683
  Five or more family residential and commercial real
   estate..................................................      393     1,029
                                                            --------  --------
    Total real estate construction.........................   14,902    13,712
Consumer...................................................    1,105     1,467
                                                            --------  --------
  Subtotal.................................................  169,993   209,272
Unamortized yield adjustments..............................   (1,090)   (1,079)
                                                            --------  --------
    Total Loans Receivable and Loans Held for Sale......... $168,903  $208,193
                                                            ========  ========

Loans to directors and officers amounted to $1,534 and $1,087 as of June 30, 1996 and 1997, respectively.

Accrued interest on loans receivable amounted to $1,001 and $1,198 as of June 30, 1996 and 1997, respectively. The Bank had $51 and $133 of impaired loans which are nonaccruing as of June 30, 1996 and 1997, respectively. The weighted average interest rate on loans was 8.6% and 8.8% as of June 30, 1996 and 1997, respectively.

                    HERITAGE SAVINGS BANK AND SUBSIDIARIES

Details of certain mortgage banking activities at June 30 are as follows:

                                                                  1996    1997
                                                                 ------- ------
     Loans held for sale at lower of cost or market............  $ 5,286  6,323
     Loans serviced for others.................................   23,257 19,162
     Commitments to sell mortgage loans........................   10,170  8,134
     Commitments to fund loans (at interest rates approximating market rates)
       Fixed rate..............................................    5,533  1,902
       Variable or adjustable rate.............................      877    193

Servicing fee income from loans serviced for others amounted to $114, $90, and $75 for the years ended June 30, 1995, 1996 and 1997, respectively.

Commitments to sell mortgage loans are made primarily during the period between the taking of the loan application and the closing of the mortgage loan. The timing of making these sale commitments is dependent upon the timing of the borrowers election to lock-in the mortgage interest rate and fees prior to loan closing. Most of these sale commitments are made on a best-effort basis whereby the Bank is only obligated to sell the mortgage if the mortgage loan is approved and closed by the Bank.

(3) MORTGAGE BACKED SECURITIES

The amortized cost and fair values of mortgage backed securities held to maturity at June 30 are as follows:

                                                     GROSS      GROSS
                                         AMORTIZED UNREALIZED UNREALIZED FAIR
                                           COST      GAINS      LOSSES   VALUE
                                         --------- ---------- ---------- -----
     1996
     Federal Home Loan Mortgage
      Corporation.......................  $1,290       29        --      1,319
     Federal National Mortgage
      Association.......................   1,784       42         (2)    1,824
     Government National Mortgage
      Association.......................   2,905       88        --      2,993
                                          ------      ---        ---     -----
                                          $5,979      159         (2)    6,136
                                          ======      ===        ===     =====
     1997
     Federal Home Loan Mortgage
      Corporation.......................  $1,062       47         (1)    1,108
     Federal National Mortgage
      Association.......................   1,371       51         (2)    1,420
     Government National Mortgage
      Association.......................   2,726      126        --      2,852
                                          ------      ---        ---     -----
                                          $5,159      224         (3)    5,380
                                          ======      ===        ===     =====

The amortized cost and fair values of mortgage backed securities, by contractual maturity, at June 30, 1997 are shown below:

                                                                 AMORTIZED FAIR
                                                                   COST    VALUE
                                                                 --------- -----
     Due after three years through five years...................  $   23      24
     Due after five years through ten years.....................     207     209
     After ten years............................................   4,929   5,147
                                                                  ------   -----
       Totals...................................................  $5,159   5,380
                                                                  ======   =====

                    HERITAGE SAVINGS BANK AND SUBSIDIARIES

Mortgage backed securities included net unamortized discounts of $77 and $71 as of June 30, 1996 and 1997, respectively. Accrued interest receivable on mortgage backed securities was $50 and $43 at June 30, 1996 and 1997, respectively.

(4) ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows:

            Balance at June 30, 1994.............. $1,705
            Recoveries............................     15
                                                   ------
            Balance at June 30, 1995.............. $1,720
            Recoveries............................    153
                                                   ------
            Balance at June 30, 1996.............. $1,873
            Provision.............................   (270)
            Recovery..............................  1,152
            Chargeoff.............................     (3)
                                                   ------
            Balance at June 30, 1997.............. $2,752
                                                   ======

In May 1996, the Bank sold its interest in two loans which were partially charged off. This sale resulted in an excess of net proceeds over the book basis of these loans of $1.3 million. The Bank recorded a recovery of $148 in 1996 which was the pro rata portion of the sale proceeds received in cash versus the amount the Bank financed for the purchaser. The additional $1,152 was recognized as a recovery in 1997 as the Bank received additional collateral on this financing.

(5) INVESTMENT SECURITIES

The amortized cost and fair values of investment securities held to maturity at June 30 are as follows:

                                                     GROSS      GROSS
                                         AMORTIZED UNREALIZED UNREALIZED  FAIR
                                           COST      GAINS      LOSSES   VALUE
                                         --------- ---------- ---------- ------
     1996
     U.S. Government and its agencies...  $15,292       5        (127)   15,170
                                          =======     ===        ====    ======
     1997
     U.S. Government and its agencies...  $ 8,506     --          (17)    8,498
                                          =======     ===        ====    ======

The amortized cost and fair value of investment securities, by contractual maturity, at June 30, 1997 are shown below:

                                                                 AMORTIZED FAIR
                                                                   COST    VALUE
                                                                 --------- -----
     Due in one year or less....................................  $3,817   3,820
     Due after one year through three years.....................   4,689   4,678
                                                                  ------   -----
       Totals...................................................  $8,506   8,498
                                                                  ======   =====

There were no sales of investment securities during the years ended June 30, 1995, 1996 and 1997.

Accrued interest on investment securities amounted to $111 and $125 as of June 30, 1996 and 1997, respectively.

                    HERITAGE SAVINGS BANK AND SUBSIDIARIES

At June 30, 1996 and 1997, investment securities with amortized cost values of $897 and $1,244, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

(6) PREMISES AND EQUIPMENT

A summary of premises and equipment at June 30 follows:

                                                                   1996    1997
                                                                  ------- ------
     Land........................................................ $ 2,903  3,371
     Buildings and building improvements.........................   7,724  8,029
     Furniture, fixtures and equipment...........................   4,478  4,983
                                                                  ------- ------
                                                                   15,105 16,383
     Less accumulated depreciation...............................   3,896  4,181
                                                                  ------- ------
                                                                  $11,209 12,202
                                                                  ======= ======

The Bank holds property for investment which is recorded at the lower of cost or fair value of $1,072 and $659 as of June 30, 1996 and 1997, respectively.

(7) DEPOSITS

Deposits at June 30 consist of the following:

                              WEIGHTED AVERAGE       1996             1997
                              INTEREST RATE AT ---------------- ----------------
                               JUNE 30, 1997    AMOUNT  PERCENT  AMOUNT  PERCENT
                              ---------------- -------- ------- -------- -------
Demand deposits..............        --        $  7,510    3.9% $  9,489    4.5%
NOW accounts.................       2.38%        17,978    9.4    20,641    9.8
Money market accounts........       3.91         19,331   10.1    24,496   11.7
Savings accounts.............       3.51         29,543   15.5    28,374   13.6
Certificate accounts:
  Below 3%...................                       --     --        102    --
  3% to 4%...................                       404    0.2       366    0.2
  4% to 5%...................                    12,183    6.4    14,044    6.7
  5% to 6%...................                    71,575   37.5   103,691   49.4
  6% to 7%...................                    27,783   14.5     7,806    3.7
  7% to 8%...................                     4,777    2.5       737    0.4
  8% to 10%..................                        35    --         35    --
                                    ----       --------  -----  --------  -----
                                    5.47        116,757   61.1   126,781   60.4
                                    ====       ========  =====  ========  =====
                                    4.47%      $191,119  100.0% $209,781  100.0%
                                    ====       ========  =====  ========  =====

The combined weighted average interest rate of deposits was 4.66% and 4.47% at June 30, 1996 and 1997, respectively. Accrued interest payable on deposits was $24 and $78 at June 30, 1996 and 1997, respectively.

                    HERITAGE SAVINGS BANK AND SUBSIDIARIES

Interest expense, by category, for the year ended June 30 is as follows:

                                                               1995  1996  1997
                                                              ------ ----- -----
NOW accounts................................................. $  360   404   490
Money market accounts........................................  1,522 1,489 1,603
Savings accounts.............................................    342   300   307
Certificate accounts.........................................  4,415 6,335 6,599
                                                              ------ ----- -----
                                                              $6,639 8,528 8,999
                                                              ====== ===== =====

Scheduled maturities of certificate accounts at June 30 are as follows:

                                                                  1996    1997
                                                                -------- -------
       Within one year......................................... $ 96,928 113,806
       Between one and two years...............................   12,138  10,437
       Between two and three years.............................    5,995   2,299
       Between three and four years............................    1,465      61
       Between four and five years.............................      125      69
       Over five years.........................................      106     109
                                                                -------- -------
                                                                $116,757 126,781
                                                                ======== =======

As of June 30, 1996 and 1997, certificates of deposit issued in denominations in excess of $100 totaled $9,130 and $15,481, respectively.

(8) FHLB ADVANCES AND STOCK

The Bank is required to maintain an investment in the stock of the Federal Home Loan Bank of Seattle in an amount equal to at least 1% of the unpaid principal balances of the Bank's residential mortgage loans or 5% of its outstanding advances from the FHLB, whichever is greater. Purchases and sales of stock are made directly with the FHLB at par value.

A summary of FHLB Advances follows:

                                   AT OR FOR THE YEAR ENDED
                                           JUNE 30
                                   -------------------------
                                     1995     1996    1997
                                   --------  ---------------
       Balance at June 30........  $     --  $  --  $    890
       Average balance...........       658     --        27
       Maximum amount outstanding
        at any month end.........     3,875     --     1,300
       Average interest rate:
         During the year.........      6.24%    --      5.41%
         At June 30..............       --      --      6.45%

The $890 outstanding balance of FHLB Advances at June 30, 1997 matured on July 1, 1997.

Advances from the FHLB are collateralized by a blanket pledge on FHLB stock owned by the Bank, deposits at the FHLB and all mortgages or deeds of trust securing such properties. In accordance with the pledge agreement, the Bank must maintain unencumbered collateral in an amount equal to varying percentages ranging from 100% to 125% of outstanding advances depending on the type of collateral.

The Bank may borrow from the FHLB in amounts up to 20% of the Bank's total assets.

                    HERITAGE SAVINGS BANK AND SUBSIDIARIES

(9) OTHER BORROWED FUNDS

In August 1986, the Bank issued $21.9 million in collateralized mortgage obligations. The bonds have been repaid in quarterly installments, including interest, from principal and interest payments received on the underlying collateral (Federal National Mortgage Association and Federal Home Loan Mortgage Corporation mortgage backed securities). Under the terms of the bond indenture, the Bank may call the bonds when their outstanding balance is equal to or less than 10% of the original issue amount which amounts to $2.2 million. On August 1, 1995, the Bank called and repaid the then outstanding balance of the remaining bonds.

(10) FEDERAL INCOME TAXES

Federal income tax expense (benefit) at June 30 consists of the following:

                                                               1995  1996  1997
                                                              ------ ----- ----
       Current............................................... $1,267 1,173  304
       Deferred..............................................     41   262 (549)
                                                              ------ ----- ----
                                                              $1,308 1,435 (245)
                                                              ====== ===== ====

Federal income tax expense differs from that computed by applying the Federal statutory income tax rate of 34% for the year ended June 30 as follows:

                                                             1995  1996  1997
                                                            ------ ----- ----
       Income tax expense at Federal statutory rate........ $1,306 1,431  688
       Reversal of provision for base year bad debt
        reserve............................................    --    --  (938)
       Other, net..........................................      2     4    5
                                                            ------ ----- ----
                                                            $1,308 1,435 (245)
                                                            ====== ===== ====

The Bank has been permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. The deduction was based on either specified experience formulas or a percentage of taxable income before such deduction. The Bank used the percentage of taxable income method for the years ended June 30, 1995 and 1996. This deduction was historically greater than the loan loss provisions recorded for financial accounting purposes. Deferred income taxes are provided on differences between the bad debt reserve for tax and financial reporting purposes only to the extent of the tax reserves arising subsequent to June 30, 1988. Savings institutions were not required to provide a deferred tax liability for the tax bad debt reserves accumulated as of June 30, 1988 which for the Bank amounted to $938. Starting in the fiscal year ended June 30, 1994, the Bank established and maintained a deferred income tax liability of $938 due to the potential recapture of the pre-1988 tax bad debt reserve which could have been triggered by the formation of the mutual holding company; a change to a commercial bank charter (which management had been contemplating); or possible legislation which was being debated in Congress.

Legislation enacted in August 1996 eliminated certain conditions under which recapture of the pre-1988 additions to the tax bad debt reserve would be required. Such conditions are principally conversion to a commercial bank charter or merger with a commercial bank. The pre-1988 reserves would be required to be recaptured under certain other conditions such as payment of dividends in excess of accumulated earnings and profits or other distributions made in connection with the dissolution or liquidation of the Bank. Based on this legislation, the Bank reversed the $938 deferred tax liability as a reduction of Federal income tax expense during the year ended June 30, 1997.

The legislation also repealed the reserve method for determining income tax deductions described above. Under the legislation, the Bank will be required to recapture the post-1988 additions to its bad debt reserve as taxable

                     HERITAGE SAVINGS BANK AND SUBSIDIARIES
income over a six to eight year period. The Bank has provided the appropriate deferred tax liability for these post-1988 additions in the prior years so this legislation had no adverse impact on the results from operations for the year ended June 30, 1997.

The following table presents major components of the deferred Federal income tax liability resulting from differences between financial reporting and tax bases at June 30:

                                                                   1996   1997
                                                                  ------  -----
     Deferred tax liabilities:
       Provision for base year tax bad debt reserve.............. $  938    --
       Deferred loan fees........................................    241    412
       Premises and equipment....................................    236    358
       FHLB stock................................................    287    324
       Other.....................................................     37     11
                                                                  ------  -----
         Total deferred tax liabilities..........................  1,739  1,105
                                                                  ======  =====
     Deferred tax assets:
       Loan loss allowances......................................   (407)  (292)
       Vacation benefits.........................................    (60)   (64)
       Other.....................................................    (22)   (48)
                                                                  ------  -----
         Total deferred tax assets...............................   (489)  (404)
                                                                  ------  -----
         Deferred taxes payable, net............................. $1,250    701
                                                                  ======  =====

(11) CONTINGENCIES

The Bank is involved in numerous business transactions which, in some cases, depend on regulatory determination as to compliance with rules and regulations. Also, the Bank has certain litigation and negotiations in progress. All such matters are attributable to activities arising from normal operations. In the opinion of management, after review with legal counsel, the eventual outcome of the aforementioned matters is unlikely to have a materially adverse effect on the Bank's consolidated financial statements or its financial position.

(12) STOCKHOLDERS' EQUITY

 (a) Stock Offering and Reorganization

On July 1, 1997, the Board of Directors of Heritage Financial Corporation, MHC, approved a Plan of Conversion and Reorganization whose purpose is to convert the current Mutual Holding Company to the stock form of organization. The Mutual Holding Company currently owns a majority of the common stock of Heritage Savings Bank. The Holding Company will offer its common stock upon the terms and conditions set forth in the Plan of Conversion. As a part of the Conversion, each minority stockholder of the Bank will receive common stock of the Holding Company in exchange for their shares of common stock of the Bank.

Conversion costs will be deferred and reduce the proceeds from the shares sold in the conversion. If the conversion is not completed, all costs will be charged as an expense. As of June 30, 1997, no significant conversion costs have been incurred.

 (b) Earnings Per Common Share

Earnings per common share is computed based on the weighted average number of shares of common stock outstanding during the year which amounted to 1,805,166 and 1,807,910 shares for the years ended June 30, 1996 and 1997, respectively. Common stock equivalents have not been considered because they do not have a dilutive impact.

                     HERITAGE SAVINGS BANK AND SUBSIDIARIES

 (c) Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.

Pursuant to minimum capital requirements of the Federal Deposit Insurance Corporation, the Bank is required to maintain a leverage ratio (capital to assets ratio) of 3% and risk-based capital ratios of Tier 1 capital and total capital (to total risk-weighted assets) of 4% and 8%, respectively. At June 30, 1997, the Bank exceeded the minimum capital requirements and the requirements for well capitalized institutions as shown below. As of June 30, 1996 and 1997, the Bank was classified as a "well capitalized" institution under the criteria established by the FDIC Act.

                                                         WELL-
                                         MINIMUM      CAPITALIZED
                                       REQUIREMENTS  REQUIREMENTS      ACTUAL
                                       -----------------------------------------
                                          $     %       $      %       $     %
                                       ------- -------------- ------------- ----
AS OF JUNE 30, 1996:
  Leverage ratio...................... $ 6,652    3% $ 11,087    5% $25,633 11.6%
  Risk-based capital:
    Tier 1............................   5,799    4%    8,699    6%  25,633 17.7%
    Total.............................  11,598    8%   14,498   10%  27,446 18.9%
AS OF JUNE 30, 1997:
  Leverage ratio......................   7,118    3%   11,864    5%  27,714 11.7%
  Risk-based capital:
    Tier 1............................   7,085    4%   10,628    6%  27,714 15.6%
    Total.............................  14,171    8%   17,714   10%  29,935 16.9%

On September 30, 1996, legislation was signed into law to recapitalize the Savings Association Insurance Fund (SAIF). The effect of this legislation was to require a one-time assessment on all federally insured savings institutions' deposits under SAIF at .657% of insured deposits at March 31, 1995. The Bank's assessment was approximately $1.1 million which was charged to earnings in the quarter ended September 30, 1996 and paid in November 1996.

 (d) Cash Dividend

At the Board of Directors meeting on August 28, 1996, a cash dividend of $.375 per share on the Bank's issued and outstanding common stock was declared. The dividend was paid in October 1996 to shareholders of record as of September 30, 1996 and was paid only to shareholders other than HFC. The dividend waiver on the 1,200,000 shares owned by HFC was approved by regulatory agencies. The Bank's ability to pay dividends is predicated upon its earning capability and is subject to legal and regulatory restrictions.

(13) STOCK OPTION PLANS

In September 1994, the Bank's stockholders approved the adoption of the 1994 stock option plan, providing for the award of a restricted stock award to a key officer, incentive stock options to employees and nonqualified stock options to directors of the Bank at the discretion of the Board of Directors. On September 24, 1996, the stockholders of the Bank approved the adoption of the 1997 stock option plan which is generally similar to the 1994 plan. The 1997 plan does not affect any options granted under the 1994 plan.

Under both of these stock option plans, on the date of grant, the exercise price of the option must at least equal the market value per share of the Bank's common stock. The 1994 plan provides for the grant of options and

                     HERITAGE SAVINGS BANK AND SUBSIDIARIES
stock awards up to 67,000 shares. The 1997 plan provides for the granting of options for up to 50,000 common shares.

Stock options are generally exercisable ratably over three years and expire five years after they become exercisable which amounts to an average term of seven years.

The following table summarizes activity on stock options for the years ended June 30, 1996 and 1997:

                            OUTSTANDING OPTIONS       EXERCISABLE OPTIONS
                         -------------------------- -------------------------
SHARES UNDER OPTION      SHARES   AVG. OPTION PRICE SHARES  AVG. OPTION PRICE
-------------------      -------  ----------------- ------  -----------------
Balance at July 1,
 1994...................  50,000       $ 10.20
Options granted.........     --            --
Became exercisable......     --            --       15,000       $ 10.22
Less: Exercised              --            --
    Expired or
    canceled............  (5,000)        10.00
                         -------       -------      ------       -------
Balance at June 30,
 1995...................  45,000       $ 10.22      15,000       $ 10.22
                         =======       =======      ======       =======
Options granted.........   7,000         16.00
Became exercisable......                            15,000         10.22
Less: Exercised.........    (666)        10.00        (666)        10.00
    Expired or
    canceled............     --            --          --            --
                         -------       -------      ------       -------
Balance at June 30,
 1996...................  51,334       $ 11.01      29,334       $ 10.23
                         =======       =======      ======       =======
Options granted.........  59,998         18.45         --            --
Became exercisable......     --            --       17,333         11.00
Less: Exercised.........  (3,950)        10.00      (3,950)        10.00
    Expired or
    canceled............     --            --          --            --
                         -------       -------      ------       -------
Balance at June 30,
 1997................... 107,382       $ 15.21      42,717       $ 10.56
                         =======       =======      ======       =======

A restricted stock award of 5,000 shares has been awarded to the chairman and requires five years of continuous employment from the date of award. These 5,000 shares were issued to the Chairman during the year ended June 30, 1995 and recorded as compensation expense using the fair value of the shares on the date of award.

Financial data pertaining to outstanding stock options at June 30, 1997 were as follows:

                                                                   WEIGHTED AVERAGE
                                   NUMBER OF                     REMAINING CONTRACTUAL
       EXERCISE PRICE            OPTION SHARES                      LIFE (IN YEARS)
       --------------            -------------                   ---------------------
           $10.00                    35,384                               3.6
           $12.00                     5,000                               4.0
           $16.00                     7,000                               6.0
           $18.45                    59,998                               6.6
                                    -------                               ---
                                    107,382                               5.4
                                    =======                               ===

During 1995, the FASB issued the SFAS No. 123, Accounting for Stock-based Compensation, effective for years beginning after December 15, 1995. The statement requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) application of the fair value recognition provision in the statement. Under the fair value recognition method, compensation cost is measured at the grant date of the option, based on the value of the award and is recognized over the vesting period. Under existing rules ("intrinsic value based method"), compensation cost is the excess, if any, of the market value of the stock at grant date over the amount an employee must pay to acquire the stock. None of the Bank stock options have

                     HERITAGE SAVINGS BANK AND SUBSIDIARIES
any intrinsic value at grant date and, under Accounting Principles Board Opinion No. 25 (APB No. 25), no compensation cost has been recognized for them. SFAS No. 123 does not alter the existing accounting rules for employee stock-based programs. Companies may continue to follow rules outlined in APB No. 25, but they will now be required to disclose the pro forma amounts of net income and earnings per share that would have been reported had they elected to follow the fair value recognition provision of SFAS No. 123. Effective July 1, 1996, the Bank adopted the disclosure requirements of SFAS No. 123, but has determined that it will continue to measure its employee stock-based compensation arrangements under the provisions of APB Opinion 25. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Bank's stock option plans been determined consistent with SFAS 123, the Bank's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                           YEAR ENDED JUNE 30,
                                                         -----------------------
                                                          1995    1996    1997
                                                         ------- ------- -------
                                                         (DOLLARS IN THOUSANDS)
      Net income:
       As reported...................................... $ 2,534 $ 2,773 $ 2,269
       Pro forma........................................   2,534   2,772   2,239
      Earnings per share:
       As reported...................................... $  1.41 $  1.54 $  1.26
       Pro forma........................................    1.41    1.54    1.24

No options were granted during 1995; therefore, there is no pro forma impact on net income for the year ended June 30, 1995.

The compensation expense included in the pro forma net income attributable to fully diluted common stock and fully diluted earnings per share is not likely to be representative of the effect on reported net income for future years because options vest over several years and additional awards generally are made each year.

The fair value of options granted is estimated on the date of grant using the minimum value method with the following weighted average assumptions used for grants in 1996 and 1997: annual dividend yield of 3% for both years; risk-free interest rates of 6.50% for both years; and expected lives of seven years for both years. The weighted average grant date fair value per share of options granted during the years ended June 30, 1996 and 1997 was $3.09 and $3.19, respectively.

(14) EMPLOYEE BENEFIT PLANS

The Bank maintains a defined contribution retirement plan. The plan allows participation to all employees upon completion of one year of service and the attainment of 21 years of age. It is the Bank's policy to fund plan costs as accrued. Employee vesting occurs over a period of seven years, at which time they become fully vested. Charges of approximately $172, $192 and $246 are included in the consolidated statements of income for the years ended June 30, 1995, 1996 and 1997, respectively.

The Bank also maintains a salary savings 401(k) plan for its employees. All persons employed as of July 1, 1984 automatically participate in the plan. All employees hired after that date who are at least 21 years of age and with one year of service to the Bank may participate in the plan. Employees who participate may contribute a portion of their salary which is matched by the employer at 50% up to certain specified limits. Employee vesting in employer portions is similar to the retirement plan described above. Employer contributions for the years ended June 30, 1995, 1996 and 1997 were $84, $82 and $87, respectively.

The Bank has established an Employee Stock Ownership Plan (ESOP) effective July 1, 1993, which allows participation to all employees upon completion of one year of service and the attainment of 21 years of age. The

                     HERITAGE SAVINGS BANK AND SUBSIDIARIES

ESOP is funded by employer contributions in cash or common stock. Employee vesting occurs over a period of seven years. The Bank contributed $0 and $44 to the ESOP for the years ended June 30, 1995 and 1996. The Bank has accrued $75 for its ESOP contribution for the year ended June 30, 1997.

(15) FAIR VALUE OF FINANCIAL INSTRUMENTS

Because broadly traded markets do not exist for most of the Bank's financial instruments, the fair value calculations attempt to incorporate the effect of current market conditions at a specific time. Fair valuations are management's estimates of values. These calculations are subjective in nature, involve uncertainties and matters of significant judgment and do not include tax ramifications; therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments. There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results. For all of these reasons, the aggregation of the fair value calculations presented herein do not represent, and should not be construed to represent, the underlying value of the Bank.

When possible, quoted market prices are used to determine fair value. In cases where a quoted market price is not available, the fair value of financial instruments is estimated using the present value of future cash flows or other valuation methods.

 (a) Financial Instruments With Book Value Equal to Fair Value

The fair value of financial instruments that are short-term or reprice frequently and that have little or no risk are considered to have a fair value equal to book value. Assets that are included in this category include cash and due from banks and interest-bearing deposits. Liabilities included in this category include deposits with no contractual maturity such as demand accounts, checking accounts, money market accounts, passbook savings accounts and FHLB advances which reprice daily.

 (b) Investment Securities

The fair value of all investment securities excluding Federal Home Loan Bank
(FHLB) stock was based upon quoted market prices. FHLB stock is not publicly traded, however it may be redeemed on a dollar-for-dollar basis, for any amount the Bank is not required to hold. The fair value is therefore equal to the book value.

 (c) Loans

The loan portfolio is composed of single family and income property mortgages (both fixed rate and adjustable rate), construction, business and consumer loans. For most loans, fair value is estimated using market prices for mortgage backed securities with similar rates and average maturities adjusted for servicing costs or calculated by discounting expected cash flows over the estimated life of the loans using a current market rate reflecting the risk associated with comparable loans. Construction loans which are variable rate and short-term are reflected with fair values equal to book value.

 (d) Deposits

Deposits are comprised of passbook, commercial and basic checking, money market and fixed maturity accounts. For deposits with no contractual maturity such as demand accounts, checking accounts, money market accounts and passbook savings accounts, SFAS 107 stipulates that the fair value is equal to the book value. The fair value of fixed maturity deposits is based on discounted cash flows using the difference between the deposit rate and an alternative cost of funds rate.

 (e) Off-Balance Sheet Financial Instruments

The fair value of off-balance sheet commitments to extend credit is considered equal to its notional amount.

                     HERITAGE SAVINGS BANK AND SUBSIDIARIES

The table below presents the book value amount of the Bank's financial instruments and their corresponding fair values at June 30:

                                            1996                  1997
                                    --------------------- ---------------------
                                    BOOK VALUE FAIR VALUE BOOK VALUE FAIR VALUE
                                    ---------- ---------- ---------- ----------
FINANCIAL ASSETS
Cash on hand and in banks..........  $  6,308     6,308      7,412      7,412
Interest bearing deposits..........    11,774    11,774        175        175
Investment securities..............    15,292    15,170      8,506      8,498
FHLB stock.........................     1,400     1,400      1,511      1,511
Mortgage backed securities.........     5,979     6,136      5,159      5,380
Loans..............................   167,030   167,237    205,441    207,094
FINANCIAL LIABILITIES
Savings, money market and demand...    74,362    74,362     83,000     83,000
Time certificates..................   116,757   116,460    126,781    126,568
                                     --------   -------    -------    -------
Total deposits.....................  $191,119   190,822    209,781    209,568
                                     --------   -------    -------    -------
FHLB advances......................  $    --        --         890        890

===============================================================================

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Summary..................................................................   1
Selected Consolidated Financial and Other Data...........................  10
Recent Developments......................................................  11
Risk Factors.............................................................  14
Use of Proceeds..........................................................  20
Dividend Policy..........................................................  21
Market for Common Stock..................................................  22
Capitalization...........................................................  23
Historical and Pro Forma Regulatory Capital Compliance...................  24
Conversion Stock to be Purchased by Management Pursuant to Subscription
 Rights..................................................................  25
Pro Forma Data...........................................................  26
Heritage Savings Bank and Subsidiaries Consolidated Statements of
 Income..................................................................  29
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  30
Business of the Company..................................................  38
Business of the Bank.....................................................  39
Management...............................................................  55
Certain Transactions.....................................................  65
Supervision and Regulation...............................................  65
The Conversion...........................................................  69
Restrictions on Acquisition of the Company and the Bank..................  85
Description of Capital Stock of the Company..............................  88
Comparison of Stockholders' Rights.......................................  90
Registration Requirements................................................  92
Legal and Tax Opinions...................................................  92
Experts..................................................................  93
Additional Information...................................................  93
Index to Consolidated Financial Statements............................... F-1

===============================================================================

===============================================================================

                               8,477,075 SHARES

                                    [LOGO]

                        HERITAGE FINANCIAL CORPORATION

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                               Ryan, Beck & Co.

                            NOVEMBER   , 1997

===============================================================================

                                    PART II

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

       Commission registration fee.................................... $ 21,254
       NASD Filing fee................................................    5,000
       Legal..........................................................  125,000
       Accounting Fees and Expenses...................................   75,000
       Appraisal and Business Plan Fees and Expenses..................   35,000
       Conversion Agent Fees and Expenses.............................   11,500
       Marketing Agent Fixed Fee......................................   50,000
       Marketing Agent Counsel Fees and Expenses......................   40,000
       Printing, Postage and Mailing..................................   80,000
       Transfer Agent and Registrar Fees, Expenses....................    7,500
       Miscellaneous Expenses.........................................    9,746
                                                                       --------
         Total........................................................ $460,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's Articles of Incorporation provide, among other things, for the indemnification of directors, and authorize the Board to pay reasonable expenses incurred by, or to satisfy a judgment or fine against, a current or former director in connection with any personal legal liability incurred by the individual while acting for the Company within the scope of his or her employment, and which was not the result of conduct finally adjudged to be "egregious" conduct. "Egregious" conduct is defined as intentional misconduct, a knowing violation of law, or participation in any transaction from which the person will personally receive a benefit in money, property, or services to which that person is not legally entitled. The Articles of Incorporation also include a provision that limits the liability of directors of the Company from any personal liability to the Company or its shareholders for conduct not found to have been egregious.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


  Not applicable

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) List of Exhibits

    1.1    Form of proposed Agency Agreement among Heritage Financial
            Corporation, Heritage Bank and Ryan Beck & Co., Inc.**
    1.2    Engagement Letter by and between Heritage Financial Corporation,
            Heritage Bank and Ryan Beck & Co., Inc.**
    2      Amended and Restated Plan of Conversion and Reorganization of
            Heritage Financial Corporation, M.H.C.*
    3.1    Articles of Incorporation of the Registrant.**
    3.2    Bylaws of the Registrant.**
    4.     Form of Certificate for Common Stock.**
    5      Opinion of Gordon, Thomas, Honeywell, Malanca, Peterson & Daheim,
            P.L.L.C. regarding legality of the Common Stock.**
    8.1    Federal Tax Opinion of KPMG Peat Marwick LLP.*
    8.2    State Tax Opinion of Gordon, Thomas, Honeywell, Malanca, Peterson &
            Daheim, P.L.L.C.*
    8.3    Letter from RP Financial, LC. as to the value of subscription rights.**
   10.1    Proposed Form of Stock Option Plan.**
   10.2    Proposed form of Management Recognition Plan and Trust Agreement.**
   10.3    Employment Agreement between the Registrant and Donald V. Rhodes effective as of October 1, 1997.**
   10.4    Severance Agreement between the Registrant and Brian Vance effective as of October 1, 1997.**
   10.5    Severance Agreement between the Registrant and John Parry effective as of October 1, 1997.**
   10.6    Form of Severance Agreement to be entered into between the
            Registrant and seven additional executives effective as of October
            1, 1997.**
   23.1    Consent of KPMG Peat Marwick LLP.*
   23.2    Consent of Gordon, Thomas, Honeywell, Malanca, Peterson & Daheim,
            P.L.L.C. (included in opinion filed as Exhibit 5 to this
            Registration Statement).
   23.3    Consent of RP Financial, LC.**
   23.4    Consent of Gordon, Thomas, Honeywell, Malanca, Peterson & Daheim,
            P.L.L.C. regarding state tax opinion.*
   24      Power of Attorney.**
   27      Financial Data Schedule.**
   99.1    Order and Acknowledgment Form.*
   99.2    Solicitation and Marketing Materials.*
   99.3(a) Appraisal Report of RP Financial, LC.**
   99.3(b) Updated Appraisal Report of RP Financial, LC.*

--------

 *Filed herewith.

**Previously filed.

  (b) Financial Statement Schedules.

Not applicable.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended ("Securities Act");

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

    (iii) To include any material information with respect to the plan of distribution of previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE COMPANY HAS DULY CAUSED THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF OLYMPIA, STATE OF WASHINGTON, ON NOVEMBER 10, 1997.

                                          HERITAGE FINANCIAL CORPORATION

                                                   /s/ Donald V. Rhodes
                                          By: _________________________________
                                                DONALD V. RHODES CHAIRMAN,
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS ON NOVEMBER 10, 1997 IN THE CAPACITIES INDICATED.


              SIGNATURE                                   TITLE
              ---------                                   -----
PRINCIPAL EXECUTIVE OFFICER:



        /s/ Donald V. Rhodes              Chairman, President and Chief
-------------------------------------      Executive Officer
          DONALD V. RHODES

PRINCIPAL FINANCIAL OFFICER AND
 PRINCIPAL ACCOUNTING OFFICER:


         /s/ James Hastings               Senior Vice President and Treasurer
-------------------------------------
           JAMES HASTINGS


A MAJORITY OF THE BOARD OF
 DIRECTORS:

          /s/ Lynn M. Brunton
_____________________________________
           LYNN M. BRUNTON


           /s/ John A. Clees
_____________________________________
            JOHN A. CLEES


          /s/ Daryl D. Jensen
_____________________________________
           DARYL D. JENSEN


              SIGNATURE
              ---------


        /s/ H. Edward Odegard*
_____________________________________
          H. EDWARD ODEGARD


          /s/ James P. Senna*
_____________________________________
           JAMES P. SENNA


        /s/ Philip S. Weigand*
_____________________________________
          PHILIP S. WEIGAND


       *By: /s/ Donald V. Rhodes
_____________________________________
          DONALD V. RHODES
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                                                PAGE NO.
 -------                                                               --------
  1.1    Form of proposed Agency Agreement among Heritage Financial
          Corporation, Heritage Bank and Ryan Beck & Co., Inc.**
  1.2    Engagement Letter by and between Heritage Financial
          Corporation, Heritage Bank and Ryan Beck & Co., Inc.**
  2      Amended and Restated Plan of Conversion and Reorganization
          of Heritage Financial Corporation, M.H.C.*
  3.1    Articles of Incorporation of the Registrant.**
  3.2    Bylaws of the Registrant.**
  4.     Form of Certificate for Common Stock.**
  5      Opinion of Gordon, Thomas, Honeywell, Malanca, Peterson &
          Daheim, P.L.L.C. regarding legality of the Common Stock.**
  8.1    Federal Tax Opinion of KPMG Peat Marwick LLP.*
  8.2    State Tax Opinion of Gordon, Thomas, Honeywell, Malanca,
          Peterson & Daheim, P.L.L.C.*
  8.3    Letter from RP Financial, LC. as to the value of
          subscription rights.**
 10.1    Proposed Form of Stock Option Plan.**
 10.2    Proposed form of Management Recognition Plan and Trust
          Agreement.**
 10.3    Employment Agreement between the Registrant and Donald V.
          Rhodes effective as of October 1, 1997.**
 10.4    Severance Agreement between the Registrant and Brian Vance effective as of October 1, 1997.**
 10.5    Severance Agreement between the Registrant and John Parry
          effective as of October 1, 1997.**
 10.6    Form of Severance Agreement to be entered into between the
          Registrant and seven additional executives effective as of
          October 1, 1997.**
 23.1    Consent of KPMG Peat Marwick LLP.*
 23.2    Consent of Gordon, Thomas, Honeywell, Malanca, Peterson &
          Daheim, P.L.L.C. (included in opinion filed as Exhibit 5
          to this Registration Statement).
 23.3    Consent of RP Financial, LC.**
 23.4    Consent of Gordon, Thomas, Honeywell, Malanca, Peterson &
          Daheim, P.L.L.C. regarding state tax opinion.*
 24      Power of Attorney.**
 27      Financial Data Schedule.**
 99.1    Order and Acknowledgment Form.*
 99.2    Solicitation and Marketing Materials.*
 99.3(a) Appraisal Report of RP Financial, LC.**
 99.3(b) Updated Appraisal Report of RP Financial, LC.*

--------

 *Filed herewith.

**Previously filed.